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As filed with the Securities and Exchange Commission on August 9, 2006

Registration No. 333-134557

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 2
TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HAWKEYE HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2869 (Primary Standard Industrial Classification Code Number)	Applied for (I.R.S. Employer Identification Number)

21050 140th Street
Iowa Falls, IA 50126
(641) 648-8910
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Bruce Rastetter
Chief Executive Officer
Hawkeye Holdings Inc.
21050 140th Street
Iowa Falls, IA 50126
(641) 648-8910
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven R. Finley Jonathan K. Layne Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000	Steven M. Peck Weil, Gotshal & Manges LLP 100 Federal Street Boston, MA 02110 (617) 772-8300	William J. Whelan, III LizabethAnn R. Eisen Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)

Common Stock, $0.001 par value	$522,988,629	$55,960

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2)
Including shares of common stock which may be purchased by the underwriters to cover any over-allotments, if any.

(3)
$37,450 of which was previously paid.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 9, 2006.

                   Shares

Hawkeye Holdings Inc.

Common Stock

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $     and $     per share. We have applied to list our common stock on The New York Stock Exchange under the symbol "HWY."

        The underwriters have an option to purchase a maximum of                     additional shares from us to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 13.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Hawkeye Holdings Inc.
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of common stock will be made on or about                         , 2006.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Morgan Stanley	Banc of America Securities LLC

Goldman, Sachs & Co.
Cowen and Company	Jefferies & Company

The date of this prospectus is                            , 2006.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and to your investment decision. You should carefully read this entire prospectus, including the matters set forth under "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes. In this prospectus, unless the context otherwise requires, references to "Hawkeye", "we", "our" and "us" refer to Hawkeye Holdings Inc. and its consolidated subsidiaries, after giving effect to the Transactions (as defined below). The term "MMGPY" refers to millions of gallons per year, and the term "MMBTU" refers to millions of British Thermal Units. Numbers may not sum to totals due to rounding.

        Hawkeye Holdings Inc. was formed as a Delaware corporation in May 2006, and has not commenced operations and has no significant assets or liabilities. Our business has been conducted through limited liability companies. Hawkeye Holdings, L.L.C.—formerly known as Iowa Falls Ethanol Plant, L.L.C.—was organized in Iowa on October 22, 2003. On February 9, 2005, Hawkeye Holdings, L.L.C. formed a wholly-owned subsidiary, Hawkeye Renewables, LLC, a Delaware limited liability company, to which it transferred substantially all of its assets and liabilities.

        On June 16, 2006, Hawkeye Holdings, L.L.C. formed Hawkeye Intermediate, LLC. Effective June 30, 2006, Hawkeye Holdings, L.L.C. exchanged its interest in Hawkeye Renewables, LLC for common and preferred ownership interests in Hawkeye Intermediate, LLC. As a result, Hawkeye Intermediate, LLC became a new intermediate holding company of Hawkeye Renewables, LLC, which operates our business.

        Prior to the effective date of this offering, we will implement a new holding company structure in which Hawkeye Renewables, LLC will become our indirect wholly-owned limited liability company subsidiary and our current owner will exchange their interests in our business for common and redeemable preferred stock of Hawkeye Holdings Inc.

Business Overview

        We are the third largest ethanol producer in the United States based on production capacity as reported by the Renewable Fuels Association—RFA. We believe that our access to low-cost corn supplies, approach to marketing our ethanol, operating scale, transportation infrastructure and operational expertise allow us to be one of the lowest-cost producers of ethanol in the United States. We own two of the largest ethanol production facilities in the United States and we are capable of producing aggregate ethanol output of approximately 205 MMGPY. Our Iowa Falls plant began operations in November 2004 and expanded to its current production capacity of 100 MMGPY in March 2006. In May 2006, our Fairbank plant began operations with 105 MMGPY of production capacity. In addition to producing ethanol, we produce and sell distillers grains as ethanol co-products, which serve to offset a portion of our corn costs. We intend to expand our production capacity by approximately another 330 MMGPY over the next few years, by breaking ground on our third plant by October 2006, our fourth plant by March 2007, and our fifth plant in the second quarter of 2007, which will bring our total production capacity to approximately 535 MMGPY.

        For the year ended December 31, 2005, we generated revenue of $89.1 million, net income of $8.6 million and EBITDA of $26.1 million, and we sold 48.3 million gallons of ethanol at an average price per gallon of $1.65. For the six months ended June 30, 2006, we generated revenue of $94.6 million, net income of $1.5 million and EBITDA of $19.8 million, and we sold 44.4 million gallons of ethanol at an average price per gallon of $1.94. We have sold forward approximately 81 million gallons of ethanol (which represents 39.5% of our estimated annual ethanol production of approximately 205 million gallons for the 12-month period ending June 30, 2007) at an average price of $2.09 per gallon. For a reconciliation of net income to EBITDA, see footnote 5 under "Summary Historical and Pro Forma Consolidated Financial Data."

        The table below provides an overview of our ethanol plants that are in operation as of July 2006.

	Iowa Falls plant	Fairbank plant
Location	Iowa Falls, Iowa	Fairbank, Iowa
Date of completion	November 2004 (expansion March 2006)	May 2006
Annual ethanol production capacity (in millions of gallons)	100	105
Ownership	100%	100%
Production process	Dry-Milling	Dry-Milling
Primary energy source	Natural Gas	Natural Gas
Estimated distillers grains production (dry equivalents) per year	315,000 tons	330,000 tons
Estimated corn processed per year	35 million bushels	37 million bushels
Corn grown during 2004-2005 crop year within a 60-mile radius	569 million bushels	466 million bushels

Recent Developments

  •
  In 2005, we secured the right to acquire four well-located sites in Iowa, upon three of which we intend to build the Menlo, Ogden and Shell Rock plants. In July 2006, we completed our acquisition of the site located in Menlo, Iowa. The sites are each approximately 100 acres and we believe are located in prime areas in Iowa for the construction of ethanol plants.

  •
  In July 2006, we signed a letter of intent with AECom, a global project design and management company, to build six plants, including the Menlo, Ogden and Shell Rock plants, using technology from Delta-T, an ethanol technology provider. The letter of intent is subject to our entering into a definitive binding agreement and contemplates building up to six 110 MMGPY plants over the next four to five years which, if all six plants were built, would bring our total capacity to approximately 865 MMGPY. Each plant is expected to take approximately 18 months to construct and is expected to cost approximately $1.25–$1.50 per gallon of capacity.

        The table below provides an overview of our plans to construct additional ethanol plants over the next few years.

	Menlo plant	Ogden plant	Shell Rock plant
Expected location	Near Menlo, Iowa	Near Ogden, Iowa	Near Shell Rock, Iowa
Expected commencement of construction	October 2006	March 2007	June 2007
Estimated time to completion	18 months	18 months	18 months
Estimated annual ethanol production capacity (in millions of gallons)	110	110	110
Expected ownership	100%	100%	100%
Production process	Dry-Milling	Dry-Milling	Dry-Milling
Plant designer (anticipated)	Delta-T	Delta-T	Delta-T
Plant builder (anticipated)	AECom	AECom	AECom

        We have begun seeking the necessary permits and zoning approvals for the Menlo and Ogden sites, have received zoning approval and county real estate tax abatement for the Menlo site and have commenced discussions relating to the design and construction of the first of these plants with AECom and Delta-T, subject to entering into a definitive binding agreement with them. We plan to finance the costs of design and construction of the Menlo, Ogden and Shell Rock plants using a portion of the proceeds of this offering, our excess cash flow and the proceeds of the issuance of additional debt or equity. We cannot assure you that we will be successful in financing or constructing any new facilities. See "Risk Factors—Risks Related to Our Business and Industry—We may not be able to implement our expansion strategy." and "Description of Indebtedness."

Industry Overview

        Ethanol is a clean-burning, high-octane fuel that is produced from renewable sources. In the United States, ethanol is produced primarily from corn and is used as a vehicle fuel and as a gasoline fuel additive to increase gasoline's octane rating and to comply with air emissions regulations by reducing emissions of carbon monoxide and nitrogen oxides. The Renewable Fuel Standards (RFS) mandated that ethanol comprise a minimum of 2.8%, or 4.0 billion gallons, of the U.S. fuel supply as of January 1, 2006. The RFA reports that ethanol is blended into one-third of the gasoline consumed in the United States. All automobiles in the United States can operate within warranty using a fuel mix that is 90% gasoline and 10% ethanol. The RFA estimates that five million vehicles in the U.S. today are Flexible Fuel Vehicles—FFVs—capable of using E85 fuel, which consists of a mix of up to 85% ethanol and 15% gasoline.

        Drivers of substantial growth prospects in the ethanol market include:

  Favorable production economics.    We believe that the costs ethanol producers incur in producing a gallon of ethanol currently are significantly lower than the costs refiners incur in producing a gallon of petroleum-based gasoline.

  Blending benefits.    Ethanol has an octane rating of 113 and is added to the blend stock to raise the octane level from gasoline's base level. Ethanol also can be used as a gasoline substitute to increase the fuel supply.

  Renewable Fuels Standard.    The Renewable Fuels Standard mandates minimum annual use of 7.5 billion gallons per year of renewable fuels in the U.S. fuel supply by 2012.

  Favorable tax treatment.    Ethanol's favorable production economics are further enhanced as a result of a federal tax credit amounting to $0.51 per gallon—$0.051 per gallon of gasoline at a 10% blend—that is received by refiners for blending ethanol into their fuels.

  Inadequate supply to meet demand.    We believe that the ethanol industry lacks sufficient capacity to meet current and anticipated demand. With the withdrawal of MTBE from the nation's gasoline supply, we believe that the demand for oxygenates, including ethanol, will exceed six billion gallons in the next few years.

Competitive Strengths

        We believe that we have the following competitive strengths:

  State-of-the-art production technology and operational scale.    We work with state-of-the art ethanol production technology providers, including ICM on our existing plants and our anticipated use of Delta-T for our planned plants. We believe we have one of the highest corn-to-ethanol conversion yields in the ethanol industry today. In addition, we believe our plants have higher throughput, lower production costs and higher operating efficiency than smaller and older plants, which make up the vast majority of industry capacity.

  Optimal locations for low-cost corn supply.    The location of our plants in the nation's "Corn Belt" gives us ready access to corn at favorable prices. We purchase a substantial portion of our corn supply directly from local farmers, which we believe is less costly than purchasing corn from cooperatives or shipping across longer distances.

  Advantageous logistics infrastructure and capabilities.    Due to the large scale of our facilities, our facilities' access to national rail networks and the ample rail siding at our facilities, we are able to ship entire unit trains—75 or more rail cars at a time—to our ethanol markets, a volume that would allow us to achieve favorable rail rates per gallon with a shorter delivery time.

  Well-positioned to capitalize on industry growth.    We have proven our ability to secure optimal plant locations and execute on the construction, completion and operation of two of the largest ethanol facilities built in recent years. We believe our expansion plans position us well to satisfy the expected substantial increase in ethanol demand. We anticipate beginning construction on a new plant near Menlo, Iowa, in 2006, and two new plants near Ogden and Shell Rock, Iowa, in 2007. For more information about our current expansion plans, see "Business—Potential Future Facility Sites, Acquisitions and Facility Expansions."

Business Strategy

        Our business strategy is to expand production capacity and to maintain our position as a leading low-cost, highly efficient producer of ethanol as the industry grows. We intend to implement our strategy through the following steps:

  Maintain focus on cost efficiency and technological advantages.    We have striven to operate as a low-cost producer utilizing the latest production technology with access to the lowest cost inputs. As we grow, we will continue to focus on these cost efficiencies and technologies by locating plants in low-cost corn regions and exploring the latest technology to achieve the highest production throughput at the lowest cost.

  Expand production capacity.    We seek to capitalize on the rapidly growing demand for ethanol by using our project development and operating expertise to add additional production capacity as the industry grows. Over the next few years, we expect to begin construction of the Ogden, Menlo and Shell Rock plants, which we anticipate will have a combined total production capacity of approximately 330 MMGPY, bringing our total production capacity to approximately 535 MMGPY. In addition, we are and intend to continue considering acquisitions of building and production sites. There are numerous building sites for sale and some of those sites are sold as pre-construction development projects with design, permitting and construction arrangements in place. We may also consider acquisitions of storage or distribution facilities and selected infrastructure.

  Capitalize on ethanol marketing advantages.    We believe our production scale, our access to national rail networks and destination markets and our ability to ship unit trains provide us with a competitive advantage when marketing our ethanol and result in favorable prices to us.

  Employ strategic risk mitigation techniques.    We analyze and employ risk mitigation techniques in order to limit our exposure to commodity price fluctuations. These include attempting to match contracted sales of ethanol with proportionate purchases of corn supply requirements and forward purchases of natural gas.

  Maintain flexibility to optimize production technologies.    We review technological developments that might result in more efficient methods of ethanol production. We believe that our facilities will be able to accommodate modifications to utilize alternative feedstocks or production technologies that may become available in the future.

Risk Factors

        In the execution of our business strategy, we have faced and will continue to face significant challenges. Our ability to execute our strategy is subject to numerous risks as discussed more fully in the section entitled "Risk Factors" immediately following this prospectus summary. These risks include:

  •
  our dependence on commodity prices, which are subject to significant volatility and uncertainty;

  •
  fluctuations in the selling price and production cost of gasoline;

  •
  increasing prices, and potential shortages of availability, of corn and natural gas;

  •
  the potentially adverse effects of hedging transactions and other risk mitigation strategies;

  •
  excess production capacity in our industry resulting from new plants under construction or decreases in the demand for ethanol;

  •
  emergence of new, more energy efficient technologies for producing ethanol that could displace corn-based ethanol;

  •
  disruptions in our operations;

  •
  difficulties implementing our expansion strategy, including securing the services of qualified contractors and technology providers, finding suitable sites, obtaining necessary financing, obtaining approvals and permits and funding increasing construction costs;

  •
  our ability to identify and consummate acquisitions of construction and production sites at reasonable valuations, or at all;

  •
  our ability to compete effectively;

  •
  the dependence of our industry upon a myriad of federal and state legislation and regulation, including the blenders' credit, the Freedom to Farm Act, tariff barriers and the Renewable Fuel Standard;

  •
  the effect of environmental, health and safety laws, regulations and liabilities; and

  •
  our level of indebtedness and our obligations under the tax receivable agreement.

        Any of the above risks could adversely affect our financial condition, results of operations and profitability. Investment in our common stock involves risks. You should read and consider the information set forth in "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

The THL Partners Transactions and the Conversion

        On June 30, 2006, several investment funds affiliated with Thomas H. Lee Partners L.P.—collectively with their co-investors referred to as THL Partners—acquired an 80% ownership interest in our business in a transaction that valued our business at approximately $1.0 billion. In the transaction, THL Partners paid approximately $736.0 million for this ownership interest, approximately $346.0 million of which consisted of borrowings under a new credit facility by a THL Partners affiliate that was merged into Hawkeye Renewables, LLC. As part of the transaction, we assumed the obligations under this credit facility, and additional funds borrowed thereunder were used to refinance our then existing debt and pay transaction fees. After giving effect to the closing of that transaction, we had approximately $650.0 million of debt and $390.0 million of preferred and common equity. We refer to these transactions as the THL Partners Transactions.

        Prior to the effective date of this offering, in order to allow us to undertake this offering as a corporation, we will implement a new holding company structure in which Hawkeye Renewables, LLC, which operates our existing business, will become an indirect wholly-owned limited liability company subsidiary of Hawkeye Holdings Inc., the issuer of the shares in this offering. At the same time, Hawkeye Holdings, L.L.C., our parent entity prior to the THL Partners Transactions and the holder of a 20% retained ownership interest, will exchange its common and preferred interests in our business for approximately     million shares of common stock and    shares of redeemable preferred stock of Hawkeye Holdings Inc., and THL Partners will exchange its common and preferred interests in our business for approximately     million shares of common stock and    shares of redeemable preferred stock of Hawkeye Holdings Inc. We refer to this series of transactions as the "Conversion" and we refer to the THL Partners Transactions, the Conversion and this offering, together with the application of the proceeds from this offering, collectively as the Transactions. We anticipate that $200.0 million of the proceeds of this offering will be used to redeem a portion of the redeemable preferred stock of Hawkeye Holdings Inc. The remaining redeemable preferred stock will convert into approximately     million shares of common stock (based on the midpoint of the estimated offering price on the cover of this prospectus). See "Use of Proceeds".

        The following diagrams show our organizational structure before and after giving effect to the Conversion and this offering:

Pre-Conversion
Hawkeye Holdings, LLC
20% interest
THL Partners
80% interest
Management Incentive Equity[1]
Hawkeye Intermediate, LLC
100%
Hawkeye Renewables, LLC
Post-Transactions
THL Partners
% common interest
Public Stockholders
% common interest
Other current stockholders
% common interest
Management Incentive Equity[1]
Hawkeye Holdings Inc.
100%
Hawkeye Intermediate, LLC
100%
Hawkeye Renewables, LLC

1 Includes common interests/stock reserved under our incentive equity plans, representing approximately 10% of the outstanding pre-Conversion common interests and approximately 6% of the outstanding post-Transactions common stock, not all of which has been granted. Subject to vesting and forfeiture provisions.

        Unless otherwise stated, all share and per share information contained in this prospectus gives effect to the completion of the THL Partners Transactions and the Conversion, in each case as described under "Certain Relationships and Related Transactions." In connection with the THL Partners Transactions, we entered into a Securityholders' Agreement as described under "Certain Relationships and Related Transactions—The THL Partners Transactions—The Securityholders' Agreement."

        Thomas H. Lee Partners, L.P. is a leading private equity firm based in Boston, Massachusetts that has raised committed capital of over $16 billion over its 30-year history. Founded in 1974, Thomas H. Lee Partners, L.P. is focused on identifying and acquiring substantial ownership stakes in mid- to large-cap growth companies. Thomas H. Lee Partners, L.P. invests in companies with leading market positions, proven and experienced management teams, recognized brand names and well-defined business plans, which include opportunities for growth and expansion in their core and related businesses. Notable transactions sponsored by the firm include Cott Corporation, Dunkin' Brands, Inc., Fidelity National Information Services, Inc., Fisher Scientific International Inc., Houghton Mifflin Company, Michael Foods, Inc., National Waterworks, Inc., Nortek, Inc., ProSiebenSat.1 Media AG, Simmons Company, Warner Chilcott Corporation and Warner Music Group.

Corporate Information

        Hawkeye Holdings Inc. was formed as a Delaware corporation in May 2006. Our business previously has been conducted through limited liability companies. Hawkeye Holdings, L.L.C.—formerly known as Iowa Falls Ethanol Plant, L.L.C.—was organized in Iowa on October 22, 2003. On February 9, 2005, Hawkeye Holdings, L.L.C. formed a wholly-owned subsidiary, Hawkeye Renewables, LLC, a Delaware limited liability company, and transferred substantially all of its assets and liabilities to the newly formed operating company.

        Our principal executive offices are located at 21050 140th Street, Iowa Falls, IA 50126. Our telephone number is (641) 648-8910. Our website address is www.hawkrenew.com. The content of our website is not a part of this prospectus.

The Offering

Common stock offered in this offering	shares.
Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their over-allotment option in full).
Use of proceeds
We estimate that our net proceeds from the sale of shares in this offering will be approximately $400.0 million, assuming an initial public offering price of $ per share, the mid-point of the price range on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use approximately $200.0 million of the net proceeds from this offering to redeem a portion of our 8% mandatorily redeemable preferred stock, $150.0 million to fund our growth strategy and $50.0 million to repay debt. Any proceeds from the exercise of the underwriters' over-allotment option to purchase additional shares from us will be used to pay a dividend to our stockholders of record prior to this offering. Investors in this offering will not receive any portion of the dividend. See "Use of Proceeds" and "Dividend Policy."
For price sensitivity and other information, see "Use of Proceeds."
Risk factors	See "Risk Factors" beginning on page 13 of this prospectus for a discussion of some of the risks you should consider before deciding to invest in our common stock.
Listing	We have applied to list our common stock on The New York Stock Exchange under the symbol "HWY".

        Unless we specifically state otherwise, all information in this prospectus:

  •
  assumes the underwriters do not exercise their over-allotment option;

  •
  assumes the Conversion has occurred as described under "Certain Relationships and Related Transactions;"

  •
  excludes             shares of restricted stock and            shares of common stock underlying options granted under our 2006 Stock Incentive Plan; and

  •
  excludes             shares of common stock issuable upon the conversion of approximately $                  of our redeemable preferred stock representing accrued and unpaid dividends on such preferred stock as of the anticipated conversion date (based on an assumed price of $            per share, the midpoint of the price range on the cover page of this prospectus). A $1.00 increase (decrease) in the assumed initial public offering price would decrease (increase) these excluded shares by approximately             shares of common stock.

Summary Historical and Pro Forma Consolidated Financial Data

        Set forth below is summary historical and pro forma consolidated financial data, at the dates and for the periods indicated, for Hawkeye Intermediate, LLC (successor to Hawkeye Holdings, L.L.C.) our predecessor. We derived the summary historical financial data as of and for the years ending December 31, 2004 and 2005, and as of and for the period from our inception on October 22, 2003 to December 31, 2003, from our audited consolidated financial statements and summary historical consolidated financial data included elsewhere in this prospectus. We have derived the summary consolidated historical financial data as of and for the six months ended June 30, 2005 and 2006 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In our opinion, our unaudited condensed consolidated interim financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of our financial condition and results of operations for these periods. The results of any interim period are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year, and the historical results set forth below do not necessarily indicate results expected for any future period.

        The unaudited summary pro forma consolidated financial data presented for all periods indicated below were derived from the unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The pro forma consolidated statements of operations data give effect, in all periods presented, to the completion of the THL Partners Transactions and the Conversion, the conduct of our operations under Hawkeye Holdings Inc., a new holding company that is a Delaware corporation, and this offering and application of the net proceeds of this offering as if they had all occurred on January 1, 2005. The pro forma consolidated balance sheet data give effect to the completion of the Conversion and this offering and the application of the net proceeds therefrom as if they had occurred on June 30, 2006. Prior to the Conversion, all federal and state taxes on the income of Hawkeye Renewables, LLC have been payable by its owners. As a corporation, we are responsible for the payment of all federal and state corporate income taxes and, accordingly, the unaudited pro forma consolidated statements of operations data give effect to the pro forma provision for income tax expense for all periods set forth below, as well as for the effects of the tax receivable agreement entered into as part of the Conversion. See "Certain Relationships and Related Transactions—Tax Receivable Agreement" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for further discussion of the tax receivable agreement. The pro forma data give effect to our issuance of          shares of common stock in this offering at an assumed initial public offering price of $           per share, the mid-point of the price range on the cover page of this prospectus, and the application of the net proceeds for this offering, after deducting the underwriting discounts, commissions and estimated expenses payable by us in connection with this offering, as described under "Use of Proceeds."

        The pro forma financial data are included for informational purposes only and do not purport to represent what our results of operations actually would have been during the periods presented, nor do the pro forma data give effect to any events other than those discussed above and in the related notes. As a result, the pro forma operating results are not necessarily indicative of the operating results for any future period. See "Certain Relationships and Related Transactions" for a description of the THL Partners Transactions and the Conversion.

        You should read the data set forth below in conjunction with our consolidated financial statements and the related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Data," "Capitalization," "Selected Consolidated Historical Financial Data," "Certain Relationships and Related Transactions" and other financial information included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2003(1)	2004 (Restated)	2005 (Restated)	Pro Forma 2005		2005 (Restated)	2006 (Restated)	Pro Forma 2006
	(dollars in thousands, except per share, per bushel, per gallon and per ton data)
Statement of Operations Data(9)
Revenues
Ethanol	$—	$7,490	$79,426		$79,426	$28,767	$86,129		$86,129
Distillers grains	—	826	9,695		9,695	4,677	8,431		8,431

Total revenue	—	8,317	89,121		89,121	33,443	94,559		94,559
Cost of goods sold	—	7,854	67,270		73,211	27,332	62,492		62,867

Gross profit	—	463	21,851		15,910	6,111	32,067		31,692
Selling, general and administrative expenses	1	1,330	4,279		7,039	2,225	2,807		3,987

Operating gain (loss)	(1)	(867)	17,572		8,871	3,886	29,260		27,705

Other income (expense)
Interest expense	—	(865)	(17,341)		(65,719)	(10,375)	(16,807)		(32,864)
Interest income	—	124	3,344		—	1,321	1,531		—
Transaction expenses(2)	—	—	—		—	—	(12,090)		—
Miscellaneous income(3)	—	27	5,000		5,000	2,094	213		213
Gain (loss) on commodity option transactions(4)	—	(599)	49		49	—	(581)		(581)

Total other income (expense)	—	(1,313)	(8,948)		(60,670)	(6,961)	(27,734)		(32,232)

Income (loss) before income taxes	(1)	(2,180)	8,624		(51,800)	(3,074)	1,526		(5,527)
Income tax benefit (expense)	—	—	—		20,720	—	—		2,211

Net income (loss)	$(1)	$(2,180)	$8,624		$(31,080)	$(3,074)	$1,526		$(3,316)

Loss per common share
Basic				$				$
Diluted				$				$
Weighted average common shares outstanding
Basic
Diluted
Balance Sheet Data (at end of period)
Cash	$—	$3,768	$24,520			$15,204	$1,622		$151,622
Restricted cash	$—	$—	$76,884			$139,626	$13,337		$13,337
Net property, plant and equipment	$65	$56,324	$156,943			$71,499	$217,771		$217,771
Total assets	$65	$68,423	$288,310			$252,498	$1,121,142		$1,351,742
Debt	$—	$47,425	$239,623			$238,017	$650,000		$600,000
Cash Flow Data(5)
Net cash provided by (used in) operating activities	$65	$(2,095)	$8,159			$(949)	$10,554
Net cash used in investing activities	$(65)	$(50,994)	$(166,866)			$(167,431)	$(14,043)
Net cash provided by (used in) financing activities	$—	$56,857	$179,459			$179,816	$(19,409)
Other Operating Data
EBITDA(6)	$(1)	$(1,173)	$26,137		$18,186	$9,121	$19,768		$30,678
Actual ethanol sales(7)	—	4.6	48.3			20.9	44.4
Average ethanol price per gallon(8)	—	$1.63	$1.65			$1.38	$1.94
Corn utilized(9)	—	1,601	17,197			7,449	15,985
Average corn price per bushel	—	$3.06	$2.02			$2.04	$2.04
Distillers grains tons sold	—	14,924	143,828			67,943	121,632
Average distillers grains price per ton	—	$55.36	$67.41			$68.83	$69.31
Average natural gas cost per MMBTU	—	$6.85	$8.62			$7.04	$7.77

(1)
Period from October 22, 2003, the date of inception, to December 31, 2003.

(2)
Transaction expenses consists of fees and expenses incurred by Hawkeye Holdings, L.L.C. in connection with the THL Partners Transactions.

(3)
Substantially all of the miscellaneous income was derived through a government program established through the United States Department of Agriculture that provided cash payments for companies that generated increases in bioenergy production, such as ethanol, from previous production levels. We do not expect any further income attributable to this program.

(4)
Represents realized loss or gain on exchange-traded commodity option transactions. See note 1 to our audited consolidated financial statements.

(5)
The consolidated statements of operations and the consolidated statements of cash flows for 2004 and 2005 have been restated. See note 2 to our audited consolidated financial statements included elsewhere in this prospectus for information regarding the restatements.

  The condensed consolidated statements of cash flows for the six-month periods ended June 30, 2005 and 2006 have been restated. See note 2 to the unaudited condensed consolidated financial statements included elsewhere in this prospectus for information regarding the restatements.

(6)
EBITDA is defined as net income (loss) before interest expense (net of interest income), income tax expense, depreciation and amortization. Amortization of debt issuance costs and debt discount are included in interest expense. EBITDA is not a measure of financial performance under accounting principles generally accepted in the U.S., or GAAP, and should not be considered an alternative to net income or any other measure of performance under GAAP, or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations of EBITDA are:

  •
  EBITDA does not reflect our cash used for capital expenditures;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will have to be replaced and EBITDA does not reflect the cash requirements for replacements;

  •
  EBITDA does not reflect changes in, or cash requirements for, our working capital requirements;

  •
  EBITDA does not reflect the cash necessary to make payments of interest or principal on our indebtedness or under the tax receivable agreement; and

  •
  EBITDA includes non-recurring payments to us which are reflected in other income.

  Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to service our debt or to invest in the growth of our business. We compensate for these limitations by relying on our GAAP results as well as on our EBITDA. Management uses EBITDA as a measure of our performance and ability to generate cash necessary to meet our future requirements for debt service, capital expenditures, working capital and taxes. We also believe that EBITDA is useful to investors because it frequently is used by securities analysts, investors and other interested parties to evaluate companies in our industry. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures for other companies. Also, the amounts shown for EBITDA as presented below differ from the amounts calculated under the definition of Adjusted EBITDA used in our debt instruments, which further adjust for certain cash and non-cash charges and are used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making acquisitions.

  The following table reconciles our net income (loss) to EBITDA for each period presented. For 2003, the period shown is from October 22, 2003, the date of inception, to December 31, 2003. Prior to the Conversion, we were organized as a limited liability company and were not subject to income taxes.

	Year Ended December 31,				Six Months Ended June 30,
	2003	2004 (Restated)	2005 (Restated)	Pro Forma 2005	2005	2006	Pro Forma 2006
	(in thousands)
Net income (loss)	$(1)	$(2,180)	$8,624	$(31,080)	$(3,074)	$1,526	$(3,316)
Depreciation and amortization	—	266	3,516	4,266	3,141	2,966	3,341
Interest expense, net	—	741	13,997	65,719	9,054	15,276	32,864
Income taxes	—	—	—	(20,720)	—	—	(2,211)

EBITDA	$(1)	$(1,173)	$26,137	$18,186	$9,121	$19,768	$30,678

(7)
Millions of gallons.

(8)
Ethanol revenue divided by sales volume.

(9)
Thousands of bushels.

Covenant Compliance Under 2006 Senior Secured Credit Facilities

        Our 2006 senior secured credit facilities contain customary affirmative and negative covenants and requirements affecting Hawkeye Intermediate, LLC and its subsidiaries. We also are required to meet a minimum ratio of covenant EBITDA to consolidated interest expense and a maximum ratio of total debt to covenant EBITDA, and we are subject to a limitation on capital expenditures. We are not required to comply with these financial covenants until September 30, 2006. We would have been in compliance with these financial covenants as of June 30, 2006, based on deemed covenant EBITDA of $182.8 million. This deemed covenant EBITDA was negotiated with the lenders under our 2006 senior secured credit facilities and differs materially from our actual results. Immediately following this offering, based upon the expected use of proceeds, the limitation on capital expenditures will be $385.0 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Covenant Compliance Under 2006 Senior Secured Credit Facilities" for more information regarding the covenants under our 2006 Senior Secured Credit Facilities.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. Before making an investment in our common stock, you should carefully consider the following risks, as well as other information contained in this prospectus, including the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The risks described below are those that we believe are the material risks we face. Any of the risks described below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business and Industry

Our business is highly dependent on commodity prices, which are subject to significant volatility and uncertainty, and on the availability of raw materials supplies, so our results of operations, financial condition and business outlook may fluctuate substantially.

        Our results of operations depend substantially on the prices of various commodities, particularly the prices for ethanol, corn, natural gas and unleaded gasoline. The prices of these commodities are volatile and beyond our control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Components of Revenues and Expenses" for information regarding changes in the prices of ethanol, corn and natural gas during the period since 2000. As a result of the volatility of the prices for these items, our results may fluctuate substantially. We may experience periods during which the prices of our products decline and the costs of our raw materials increase, which in turn may result in operating losses and adversely affect our financial condition. We may attempt to offset a portion of the effects of such fluctuations by entering into forward contracts to supply ethanol or to purchase corn, natural gas or other items or by engaging in transactions involving exchange-traded futures contracts, but these activities involve substantial costs, substantial risks and may be ineffective to mitigate these fluctuations. If a substantial imbalance occurred, such as occurred in the first quarter of 2005, we may take actions to mitigate the effect of the imbalance, such as storing our uncontracted ethanol for a period of time, as we did in early 2005. These actions could involve additional costs and could have a negative impact on our operating results.

Our profit margins may be adversely affected by fluctuations in the selling price and production cost of gasoline.

        Ethanol is marketed both as a fuel additive to reduce vehicle emissions from gasoline and as an octane enhancer to improve the octane rating of the gasoline with which it is blended. As a result, ethanol prices are influenced by the supply of and demand for gasoline. Our results of operations may be materially adversely affected if the demand for or the price of gasoline decreases. Conversely, a prolonged increase in the price of or demand for gasoline could lead the U.S. government to relax import restrictions on foreign ethanol that currently benefit us.

Our business is highly sensitive to corn prices, and we generally cannot pass on increases in corn prices to our customers.

        Corn is the principal raw material we use to produce ethanol and distillers grains. Changes in the price of corn therefore significantly affect our business. In general, rising corn prices produce lower profit margins. Because ethanol competes with fuels that are not corn-based, we generally are unable to pass along increased corn costs to our customers. At certain levels, corn prices would make ethanol uneconomical to use in fuel markets. Corn costs for the year ended December 31, 2005 made up approximately 48.5% of our total operating expenses. The price of corn is influenced by weather conditions and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors, including government policies and subsidies with respect to agriculture and international trade, and global and local supply and demand. Over the ten-year period from 1996 to 2005, corn prices, based on the CBOT daily futures data, have ranged from a low of $1.75 per bushel in 2000 to a high of $5.48 per bushel in 1996, with prices averaging $2.47 per bushel during this period. At July 31, 2006, the CBOT price per bushel of corn was $2.39. Any event that tends to reduce the supply of corn, such as adverse weather or crop disease, could cause the price of corn to increase.

Increased acceptance of ethanol as a fuel could lead to significantly greater demand for corn and increases in the price, and shortages of availability, of corn.

        We anticipate that the expansion of the ethanol industry will lead to significantly greater demand for corn. We may have difficulty from time to time in sourcing corn on economical terms, due to supply shortages. If the United States' entire current corn crop were converted to ethanol, it would only yield enough gasoline to satisfy less than a quarter of the United States' current gasoline consumption. Any supply shortage could require us to suspend operations until corn became available at economical terms. Suspension of operations would have a material adverse effect on our business, results of operations and financial condition. Additionally, the price we pay for corn at any of our production facilities could increase if another ethanol production facility were built in the same general vicinity or if we expand one of our production facilities.

The price spread between ethanol and corn can vary significantly. We do not expect the spread to remain at its recent high levels.

        Our gross margin depends principally on the spread—the "crush spread"—between the price of a gallon of ethanol and the price of the amount of corn required to produce a gallon of ethanol. During the period from 2001 to 2006, ethanol prices, based on average U.S. ethanol rack prices reported by Bloomberg, L.P., have ranged from a low of $0.94 per gallon to a high of $3.98 per gallon, averaging $1.63 per gallon, and the price of the amount of corn required to produce a gallon of ethanol, based on the Goldman Sachs Commodity Index, has ranged from $0.56 to $0.98. In recent periods, the crush spread between ethanol and corn prices has been at an historically high level, driven in large part by high oil prices and low corn prices. During 2005, however, this spread fluctuated widely, as average U.S. ethanol rack prices, reported by Bloomberg, ranged from $1.19 to $2.76 and corn spot prices, based on the Goldman Sachs Commodity Index, ranged from $1.61 to $2.15. As of July 31, based on these same sources, the spread between the average U.S. rack price for a gallon of ethanol and the amount of corn required to produce a gallon of ethanol was $1.90. The crush spread may not remain at recent high levels and fluctuations will continue to occur. Any reduction in the crush spread, whether as a result of an increase in corn prices or a reduction in ethanol prices, would adversely affect our results of operations and financial condition.

The market for natural gas is subject to market conditions that create uncertainty in the price and availability of the natural gas that we use in our manufacturing process.

        We rely upon third parties for our supply of natural gas, which we use in the ethanol production process. The prices for and availability of natural gas are subject to volatile market conditions. The fluctuations in natural gas prices over the six-year period from December 31, 1999, through December 28, 2005, based on the New York Mercantile Exchange, or NYMEX, daily futures data, have ranged from a low of $1.83 per MMBTU in 2001 to a high of $15.38 per MMBTU in 2005, averaging $5.45 per MMBTU during this period. At July 31, 2006, the NYMEX price of natural gas was $8.04 per MMBTU. These market conditions are often affected by factors beyond our control such as the price of oil as a competitive fuel, higher prices resulting from colder than average weather conditions or the impact of hurricanes and overall economic conditions. We currently use approximately 4.0 million MMBTU's of natural gas annually, depending upon business conditions, in the manufacture of our products. Significant disruptions in the supply of natural gas could impair our ability to manufacture ethanol for our customers. Furthermore, increases in natural gas prices could adversely affect our results of operations and financial condition.

Our results may be adversely affected by hedging transactions and other strategies.

        In an attempt to offset some of the effects of volatility of ethanol prices and costs of commodities, we enter into contracts to supply a portion of our ethanol and distillers grains production or purchase a portion of our corn or natural gas requirements on a forward basis. From time to time, we also engage in other hedging transactions involving exchange-traded futures contracts for corn and natural gas. The financial statement impact of these activities depends upon, among other things, the prices involved and our ability to sell sufficient products to use all of the corn and natural gas for which we have futures contracts. We recorded a net loss from commodity futures and option transactions of $0.6 million in the first six months of 2006, compared to no gain or loss for the first six months of 2005, and a net gain of $49,000 in 2005, compared to a loss of $0.6 million in 2004. Hedging arrangements also expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or, in the case of exchange-traded contracts, where there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices paid or received by us. Hedging activities can result in losses when a position is purchased in a declining market or a position is sold in a rising market. A hedge position is often settled in the same time frame as the physical commodity is either purchased (corn and natural gas) or sold (ethanol). We may experience hedging losses in the future. We also vary the amount of hedging or other price mitigation strategies we undertake, and we may choose not to engage in hedging transactions at all and, as a result, our results of operations and financial condition may be adversely affected by increases in the price of corn or natural gas or decreases in the price of ethanol.

Excess production capacity in our industry resulting from new plants under construction or decreases in the demand for ethanol could adversely affect our business.

        According to the RFA, domestic ethanol production capacity has increased from 1.9 billion gallons per year at December 31, 2001 to an estimated 4.8 billion gallons per year in June 2006. The RFA estimates that, as of June 2006, approximately 2.2 billion gallons per year of additional production capacity, an increase of 46% over current production levels, is under construction at 41 new and existing facilities. This estimate does not include our plans to increase our production capacity. Excess capacity in the ethanol industry would have an adverse effect on our results of operations, cash flows and financial condition. In a manufacturing industry with excess capacity, producers have an incentive to manufacture additional products for so long as the price exceeds the marginal cost of production (i.e., the cost of producing only the next unit, without regard to interest, overhead or fixed costs). This incentive can result in the reduction of the market price of ethanol to a level that is inadequate to generate sufficient cash flow to cover costs.

        Excess ethanol production capacity also may result from decreases in the demand for ethanol, which could result from a number of factors, including regulatory developments and reduced gasoline consumption in the United States. Reduced gasoline consumption could occur as a result of increased prices for gasoline or crude oil, which could cause businesses and consumers to reduce driving or acquire vehicles with more favorable gasoline mileage or as a result of technological advances, such as the commercialization of hydrogen fuel-cells, which could supplant gasoline-powered engines. There are a number of governmental initiatives designed to reduce gasoline consumption, including tax credits for hybrid vehicles and consumer education programs. There is some evidence that reduced gasoline consumption has occurred in the recent past as gasoline prices have increased in the United States.

New, more energy-efficient technologies for producing ethanol could displace existing technologies used to produce corn-based ethanol or displace corn-based ethanol and materially and adversely affect our results of operations and financial condition.

        The technology we use may become outdated or widely used in our industry. In addition, the development and implementation of new technologies may result in a significant reduction in the costs of ethanol production. We cannot predict when new technologies may become available, the rate of acceptance of new technologies by our competitors or the costs associated with new technologies. Significant amounts of oil and natural gas are required to grow, fertilize and harvest corn, and to ferment and distill corn into ethanol. New technologies that seek to develop more energy-efficient means to produce ethanol from cellulosic biomass could displace the corn-based technologies used in our facilities and materially and adversely affect our business and business prospects. In addition, advances in the development of alternatives to ethanol could significantly reduce demand for or eliminate the need for ethanol. Any advances in technology which require significant capital expenditures to remain competitive or which reduce demand or prices for ethanol could have a material adverse effect on our results of operations and financial condition. Our existing and planned plants are designed to produce only corn-based ethanol. If we decide to produce ethanol from another source, retrofitting our plants may be very time-consuming and require significant capital expenditures.

Any disruption in our operations could result in a reduction of sales volume and could cause us to incur substantial losses.

        Our revenues are and will continue to be derived from the sale of ethanol and distillers grains that we produce at our facilities. In 2004, 2005 and the first six months of 2006, 90%, 89% and 91% of our sales, respectively, were derived from ethanol, with the balance derived from distillers grains. Our operations may be subject to significant interruption if any of our facilities experiences a major accident or is damaged by severe weather or other natural disasters. In addition, our operations may be subject to labor disruptions and unscheduled downtime or other operational hazards inherent in our industry. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. Our insurance may not be adequate to cover the potential operational hazards described above and we may not be able to renew our insurance on commercially reasonable terms or at all.

We may not be able to implement our expansion strategy.

        We may not be able to implement our expansion strategy in the timeframe anticipated or at all. With any proposed facility, we would need to identify a contractor who is experienced building ethanol plants and has the capacity for our project. We do not have a binding agreement with any contractor or technology provider to build any of the plants identified in our expansion strategy, including the Ogden, Menlo and Shell Rock sites. We may not be able to enter into a binding agreement with AECom, which would delay our expansion strategy. In addition, we would need to successfully finance, construct, develop and operate new or expanded facilities. We believe that there are only three major independent design-builders with experience building ethanol plants, and only one has previously done large installations, which may make timely completion of our expansion strategy more difficult.

        Our expansion plans, including with respect to the sites near Ogden, Menlo and Shell Rock, are subject to significant risks and uncertainties with respect to timing of entering into a binding agreement to these plants, timing of completion, our acquisition plans, financing of construction costs and our ability to timely realize the benefits we anticipate of these additional sites. Accordingly, investors should not place undue reliance on our statements about our expansion plans or their feasibility in the timeframe anticipated or at all.

  We might not be able to locate suitable sites for construction of new or expanded facilities.

          We plan to grow our business by constructing new plants at sites for which we have land options or at other sites. We believe that there is increasing competition for suitable sites, which may increase the cost associated with obtaining a suitable site. While we have options to purchase land in four locations in Iowa, these sites may not be suitable and we might not be able to find suitable additional sites for construction of new facilities or other suitable expansion opportunities. We have not identified sites for two of the plants covered by our nonbinding letter of intent with AECom.

  We might not be able to obtain the necessary financing to implement our expansion strategy.

          Even if we find suitable sites or we decide to expand our current facilities, we might not be able to finance these new or expanded facilities. Our senior secured credit facilities restrict the amount of additional indebtedness we can incur and the amount we can invest in new or expanded facilities and may require us to seek the consent of our lender banks in order to implement our expansion strategy. We might not have access to the funding required for the expansion of our business or such funding might not be available to us on acceptable terms. We need to incur additional indebtedness or issue additional equity securities to fully fund our expansion strategy described in this prospectus or otherwise expand our business. The amount of any additional indebtedness could be substantial. We could face financial risks associated with incurring additional indebtedness, such as reducing our liquidity and access to financial markets and increasing the amount of cash flow required to service our debt, or associated with issuing additional stock, such as dilution of ownership and earnings. An increase in our debt would decrease the amount of funds available for our growth strategy, thereby making it more challenging to implement our strategy in a timely manner, or at all.

  We might not be able to obtain the approvals and permits that will be necessary in order to construct and operate new or expanded facilities as planned.

          We have not yet obtained permits for the facilities we plan to construct near Ogden, Menlo and Shell Rock. Before we can begin construction of these plants, we will need to obtain permits, which could be a time-consuming and expensive process. If we do not obtain the required permits, we will not be able to start construction of these plants. In order to operate our new facilities, we will also need to obtain the approval of the rail line operators that operate adjacent rail lines. These rail operators generally require specified design features in order to allow connection to the rail line. If we are unable to accommodate these design features or obtain waivers from the line operators, we will not be able to start construction of our planned sites. We will need to obtain such a waiver or acquire more land in connection with the development of the Ogden site. In addition, as described below under "We may be adversely affected by environmental, health and safety laws, regulations and liabilities," federal and state governmental requirements could substantially increase our costs, which could have a material adverse effect on our results of operations and financial condition. Our expansion plans also may result in other unanticipated adverse consequences, such as the diversion of management's attention from our existing operations.

  Our construction costs could increase to levels that would make a new facility too expensive to complete or too unprofitable to operate.

          Our construction costs may exceed budgets in material amounts that could adversely affect our results of operations and financial condition. We believe that contractors, engineering firms, construction firms and equipment suppliers increasingly are receiving requests and orders from other ethanol companies and, therefore, we may not be able to secure their services or products on a timely basis or on acceptable financial or commercial terms, or at all. We may suffer significant construction delays or cost overruns as a result of a variety of factors, such as shortages of workers or materials, transportation constraints, adverse weather, unforeseen difficulties or labor issues, any of which could prevent us from commencing operations as expected at our facilities.

  Any new facility that we may complete may not operate as planned.

          We recently completed construction of a new ethanol production facility in Fairbank, Iowa. Although we expect this facility to produce at a rate of 105 MMGPY, this facility, or any additional facility we construct in the future, may have operational problems affecting production and may not produce at its expected capacity.

  We may encounter unanticipated difficulties in constructing our proposed new plants.

          We do not have a binding agreement with any contractor or technology provider to build any of our proposed new plants. We may not be able to enter into a binding agreement to build our proposed new plants in the anticipated timeframe or at all. In addition, AECom, the party with which we have a nonbinding letter of intent, has not previously constructed an ethanol plant, and the Delta-T technology we plan to utilize is currently in use only in ethanol plants with capacities of 60 MMGPY or less. As a result, the construction and development of our proposed new plants may be more costly or time-consuming than we anticipate. We anticipate that our proposed plants will take approximately 18 months from groundbreaking to complete but such time could increase significantly if we experience delays in obtaining permits, necessary materials or other required items. It could take two years or longer to complete a plant.

As a result of the expansion of our Iowa Falls plant, the development of our Fairbank plant and the Transactions, our historical financial information is not comparable to our current financial condition and results of operations.

        Our Iowa Falls plant began operations in November 2004 and we were in the development stage for substantially all of 2004. As a result, a comparison of our results of operations for 2004 and 2005 may not be meaningful. By January 2005, our Iowa Falls plant was producing at a rate in excess of 50 MMGPY. The expansion of the Iowa Falls plant to its current production level of 100 MMGPY became operational in March 2006. In February 2005, we began construction of our Fairbank plant with a production capacity of 105 MMGPY. We commenced ethanol production at the Fairbank plant in May 2006. As a result, a comparison of our results of operations for 2005 and 2006 may not be meaningful due to our additional production capacity in 2006 compared to 2005. To the extent we acquire or develop additional production capacity in the future, the comparability of our results of operations will be further limited.

        In addition, the THL Partners Transactions have been accounted for utilizing the purchase method of accounting, which has resulted in a new valuation for our assets and liabilities to their fair values. This new basis of accounting began with the closing date of the THL Partners Transactions on June 30, 2006. The allocation of the excess purchase price over the book value of the net assets acquired in the THL Partners Transactions are based, in part, on preliminary information which will continue to be subject to adjustment upon obtaining complete valuation information. In addition, we expect any future acquisitions will be accounted for using purchase accounting and therefore similar limitations regarding comparability of historical and future results could arise.

        As a result of the Conversion, we will become a corporation and will be subject to federal and state corporate income taxes in the United States. Hawkeye Renewables, LLC is a limited liability company and is not subject to federal or state taxes. As a result, a comparison of our results of operations for 2005 and 2006 may not be meaningful due to the provision for income taxes that we must make following the Conversion.

        Accordingly, our historical financial information may be of limited use in evaluating our historical performance and comparing it to other periods.

Our financial results may be adversely affected by potential future acquisitions, which could be difficult to identify and integrate and may divert the attention of key personnel, disrupt our business and dilute stockholder value.

        As part of our business strategy, we may consider acquisitions of building sites, production facilities, storage or distribution facilities and selected infrastructure. We currently are exploring certain acquisition opportunities, some of which would be material to our business. From time to time, we submit proposals, typically subject to customary conditions, to acquire development projects, including those with design, permitting and construction arrangements in place. An acquisition may be significant because it could cause us to enter into a new geographical region outside the Corn Belt and could accelerate our expansion strategy, requiring us to pay a significant amount of cash for the site and for construction of an additional ethanol plant beginning in the near term. We may decide to delay the expected commencement of construction date on any of our planned plants if we are successful in making a potential acquisition and any such decision would be made in light of then-prevailing market conditions and other factors. We may decide not to pursue any acquisitions, and we cannot predict the timing of any such transaction. Acquisitions of businesses in the future may require us to assume or incur additional debt financing, resulting in additional leverage and complex debt structures. We will continue to pursue acquisitions of a significant scale although we anticipate that it will be difficult to identify suitable acquisition opportunities due to increased competition for such opportunities, which may limit our ability to make acquisitions at reasonable valuations, or at all. If such acquisitions are consummated, the risk factors we describe below, and for our business generally, may be intensified.

        Our ability to implement our growth strategy is limited by covenants in our 2006 senior secured credit facilities, our financial resources, including available cash and borrowing capacity, and our ability to integrate or identify appropriate acquisition candidates.

        Our acquisition strategy may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Acquisitions involve numerous risks, any of which could harm our business. Some of those risks include:

  •
  We may experience difficulties in integrating the operations, technologies, products, existing contracts, accounting processes and personnel of the target and realizing the anticipated synergies of the combined businesses.

  •
  We may experience difficulties in building an ethanol plant on any site we purchase even if the site has an associated ethanol plant construction contract and associated permits when we purchase it.

  •
  We may experience difficulties in supporting and transitioning customers, if any, of the target company.

  •
  We may not be able to acquire or develop the infrastructure associated with new sites, including sufficient rail car leases, rail car siding space, or access to national rail networks.

  •
  Financial and management resources may be diverted from existing operations.

  •
  The price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity.

  •
  There are risks in entering new markets or geographic areas in which we have limited or no experience or which are outside our core competencies.

  •
  We may lose key employees, customers and strategic alliances from either our current business or the business of the target.

  •
  We may assume unanticipated problems or latent liabilities, such as problems with the quality of the products of the target.

  •
  The target may not be able to generate sufficient revenue to offset acquisition and associated development costs.

        Acquisitions also frequently result in the recording of goodwill and other intangible assets that are subject to potential impairments in the future that could harm our financial results and limit comparability between fiscal periods. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which could affect the market price of our common stock. If we fail to identify and evaluate acquisitions or investments properly, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our results of operations and financial condition.

Growth in the sale and distribution of ethanol depends on changes to and expansion of related infrastructure which may not occur on a timely basis, if at all.

        It currently is impracticable to transport by pipeline fuel blends that contain ethanol. Substantial development of infrastructure will be required by persons and entities outside our control for our operations, and the ethanol industry generally, to grow. Areas requiring expansion include, but are not limited to:

  •
  additional rail car capacity;

  •
  additional storage facilities for ethanol;

  •
  increases in truck fleets capable of transporting ethanol within localized markets;

  •
  investment in refining and blending infrastructure to handle ethanol;

  •
  growth in service stations equipped to handle ethanol fuels; and

  •
  growth in the fleet of Flexible Fuel Vehicles—FFVs—capable of using fuel with significantly higher ethanol content than E10.

        The substantial investments or government support required for these infrastructure changes and expansions may not be made or may not be made on a timely basis. Any delay or failure in making the changes to or expansion of infrastructure could weaken the demand or prices for our products, impede our delivery of products, impose additional costs on us or otherwise have a material adverse effect on our results of operations or financial condition.

Disruptions to infrastructure could adversely affect our operations.

        Our business depends on the continuing availability of rail, road, port, storage and distribution infrastructure. Any disruptions in this infrastructure network, whether caused by earthquakes, storms, other natural disasters or human error or malfeasance, could have a material adverse effect on our business. We rely upon others to maintain our rail line from our Fairbank plant to the national rail network, and any failure on their part to maintain the rail line could impede our delivery of products, impose additional costs on us or otherwise have a material adverse effect on our results of operations or financial condition. We may not continue to be able to obtain the necessary raw materials to produce ethanol and other co-products or to distribute our products to our customers.

We have a limited operating history and our business may not be as successful as we envision.

        We were formed in October 2003 and commenced operations at our Iowa Falls plant in November 2004. Our new plant in Fairbank, Iowa commenced operations in May 2006. We have a limited operating history from which you can evaluate our business and prospects. In addition, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company and in rapidly evolving markets, such as the ethanol market, where supply and demand may change significantly over a short period.

        Some of these risks relate to our potential inability to:

  •
  effectively manage our business and operations;

  •
  successfully maintain our low-cost structure as we expand the scale of our business; and

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  manage rapid growth in personnel and operations.

        Our operations are complicated and, as the industry expands, we will face increasing competition to attract and retain key personnel, including plant managers. If we were to lose our key personnel our ability to operate our business would be adversely affected. If we cannot successfully mitigate these risks, our business and results of operations and financial condition would suffer.

Disruptions in the supply of, or significant increases in the price of, oil or natural gas could materially and adversely affect our business.

        The production of ethanol, from the planting of corn to the distribution of ethanol to refiners, is highly energy-intensive. Significant amounts of oil and natural gas are required for the growing, fertilizing and harvesting of corn, as well as for the fermentation, distillation and transportation of ethanol and the drying of distillers grains. A serious disruption in the supply of oil or natural gas, or significant further increases in the price of oil or natural gas, could significantly reduce the availability of corn at our production facilities, increase our production costs and have a material adverse effect on our business.

We may not be able to compete effectively.

        We compete with a number of other ethanol producers in the United States, including Archer Daniels Midland Company, VeraSun Energy Corporation, Aventine Renewable Energy, Inc., Cargill, Inc. and Abengoa Bioenergy Corp. A number of our competitors have substantially greater financial resources than we do and some of them utilize the same technology we do. As of June 2006, the top ten domestic ethanol producers accounted for approximately 45.1% of all production capacity. Archer Daniels Midland Company, currently the largest producer of ethanol, has announced that it intends to increase its ethanol production capacity by 50% by mid-2008. Smaller competitors, made up mostly of farmer-owned cooperatives and independent firms consisting of groups of individual farmers and investors, also pose a threat, as they have been able to compete successfully in the ethanol industry. These smaller competitors operate smaller facilities which do not affect the local price of corn grown in the proximity to the facility as much as larger facilities like ours do. In addition, many of these smaller competitors are farmer-owned, receive greater government subsidies than we do and often require their farmer-owners to commit to selling them a certain amount of corn as a requirement of ownership. Over 50% of production capacity in our industry consists of smaller-sized facilities.

        We expect competition to increase as the ethanol industry becomes more widely known and demand for ethanol increases. Most new ethanol plants under development across the country are either farmer or locally-owned. In addition, various investors could heavily invest in ethanol production facilities and oversupply the demand for ethanol, resulting in higher raw material costs and lower ethanol price levels that could adversely affect our results of operations and financial position.

        We also face increasing competition from international suppliers. International suppliers produce ethanol primarily from sugar cane and have cost structures that may be substantially lower than ours. Although there is a $0.54 per gallon tariff, which is scheduled to expire in 2007, on foreign produced ethanol that is approximately equal to the blenders' credit, ethanol imports equivalent to up to 7% of total domestic production in any given year from various countries were exempted from this tariff under the Caribbean Basin Initiative to spur economic development in Central America and the Caribbean. Foreign suppliers of sugar cane-based ethanol may significantly increase their imports into the United States. Any increase in domestic or foreign competition could cause us to reduce our prices and take other steps to compete effectively, which could adversely affect our results of operations and financial position.

        In addition, ethanol achieves lower mileage than gasoline, which may adversely affect our ability to market ethanol as a gasoline substitute.

The domestic ethanol industry is highly dependent upon a myriad of federal and state legislation and regulation and any changes in legislation or regulation could adversely affect our results of operations and financial position.

  The elimination or significant reduction in the blenders' credit could have a material adverse effect on our results of operations and financial position.

          The cost of production of ethanol is made significantly more competitive with regular gasoline by federal tax incentives. Before January 1, 2005, the federal excise tax incentive program allowed gasoline distributors that blended ethanol with gasoline to receive a federal excise tax rate reduction for each blended gallon they sold. If the fuel was blended with 10% ethanol, the refiner/marketer paid $0.052 per gallon less tax, which equated to an incentive of $0.52 per gallon of ethanol. The $0.52 per gallon incentive for ethanol was reduced to $0.51 per gallon in 2005 and is scheduled to expire in 2010. The blenders' credit may not be renewed beyond 2010 or may be renewed on different terms. In addition, the blenders' credit, as well as other federal and state programs benefiting ethanol (such as tariffs), generally are subject to U.S. government obligations under international trade agreements, including those under the World Trade Organization Agreement on Subsidies and Countervailing Measures, and might be the subject of challenges thereunder, in whole or in part. The elimination or significant reduction in the blenders' credit may have a material adverse effect on our results of operations and financial position.

  The elimination of or significant changes to the Freedom to Farm Act could have a material adverse effect on corn supplies.

          In 1996, Congress passed the Freedom to Farm Act, which allows farmers continued access to government subsidies while reducing restrictions on farmers' decisions about land use. This act not only increased acreage dedicated to corn crops but also allowed farmers more flexibility to respond to increases in corn prices by planting greater amounts of corn. The elimination of this act could have a material adverse effect on the amount of corn available in future years and could reduce the farming industry's responsiveness to the increasing corn needs of ethanol producers.

  Ethanol can be imported into the United States duty-free from some countries, which may undermine the domestic ethanol industry.

          Imported ethanol is generally subject to a $0.54 per gallon tariff that was designed to offset the $0.51 per gallon ethanol incentive available under the federal excise tax incentive program for refineries that blend ethanol in their fuel. A special exemption from the tariff exists for ethanol imported from 24 countries in Central America and the Caribbean Islands, which is limited to a total of 7% of U.S. production per year. In addition, the North America Free Trade Agreement, or NAFTA, which went into effect on January 1, 1994, allows Canada and Mexico to import ethanol duty-free. Imports from the exempted countries may increase as a result of new plants under development. Production costs for ethanol in these countries can be significantly less than in the United States and the duty-free import of lower price ethanol through the countries exempted from the tariff may reduce the demand for domestic ethanol and the price at which we sell our ethanol. Recently, in response to higher gasoline prices, a number of federal legislators have called for a reduction or temporary lifting of the tariff. Any changes in the tariff or exemption from the tariff could have a material adverse effect on our results of operations and financial position.

  The effect of the Renewable Fuel Standard in the recent Energy Policy Act is uncertain.

          The use of fuel oxygenates, including ethanol, was mandated through regulation, and much of the forecasted growth in demand for ethanol was expected to result from additional mandated use of oxygenates. Most of this growth was projected to occur in the next few years as the remaining markets switch from MTBE to ethanol. The recently enacted energy bill, however, eliminated the mandated use of oxygenates and established minimum nationwide levels of renewable fuels—ethanol, biodiesel or any other liquid fuel produced from biomass or biogas—to be included in gasoline. The legislation also included provisions for trading of credits for use of renewable fuels and authorized potential reductions in the Renewable Fuel Standard—RFS—minimum by action of a governmental administrator. In addition, the rules for implementation of the RFS and the energy bill are still under development. The favorable ethanol provisions in the energy bill may be adversely affected by these provisions or the enactment of additional legislation.

          The legislation did not include MTBE liability protection sought by refiners. Ethanol producers have estimated that this lack of protection will result in accelerated removal of MTBE and increased demand for ethanol. Refineries, however, may use replacement additives other than ethanol, such as iso-octane, iso-octene and alkylate. Accordingly, the actual demand for ethanol may increase at a lower rate than production for estimated demand, resulting in excess production capacity in our industry, which would negatively affect our results of operations, financial position and cash flows.

          Waivers of RFS minimum levels of renewable fuels included in gasoline could have a material adverse effect on our results of operations. Under the Energy Policy Act, the U.S. Department of Energy, in consultation with the Secretary of Agriculture and the Secretary of Energy, may waive the renewable fuels mandate with respect to one or more states if the Administrator of the Environmental Protection Agency determines that implementing the requirements would severely harm the economy or the environment of a state, a region or the nation, or that there is inadequate supply to meet the requirement. Any waiver of the RFS with respect to one or more states would reduce demand for ethanol and could have a material adverse effect on our results of operations and financial condition.

We may be adversely affected by environmental, health and safety laws, regulations and liabilities.

        We are subject to various federal, state and local environmental laws and regulations, including those relating to: the discharge of materials into the air, water and ground; the generation, storage, handling, use, transportation and disposal of hazardous materials; and the health and safety of our employees. Some of these laws and regulations require our facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can require expensive emissions testing and pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and facility shutdowns. We may not have been, nor may we be at all times, in compliance with these laws, regulations or permits or that we have had or have all permits required to operate our business. We may be subject to legal actions brought by environmental advocacy groups and other parties for actual or alleged violations of environmental laws or our permits. In addition, we may be required to make significant capital expenditures on an ongoing basis to comply with increasingly stringent environmental laws, regulations and permits.

        We may be liable for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we arrange for the disposal of hazardous substances. If these substances have been or are disposed of or released at sites that undergo investigation or remediation by regulatory agencies, we may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, or other environmental laws for all or part of the costs of investigation and remediation, and for damage to natural resources. We also may be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from those properties. Some of these matters may require us to expend significant amounts for investigation, cleanup or other costs.

        New laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at our production facilities. Environmental laws and regulations, and interpretations thereof, applicable to our operations now or in the future, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial expenditures that could have a material adverse effect on our results of operations and financial position.

        The hazards and risks, such as fires, natural disasters, explosions and abnormal pressures and blowouts, associated with producing and transporting our products also may result in personal injury claims or damage to property and third parties. We could sustain losses for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. Events that result in significant personal injury or damage to our property or third parties or other losses that are not fully covered by insurance could have a material adverse effect on our results of operations and financial position.

Our operating results may suffer if Eco-Energy Inc.—EEI—does not perform its obligations under existing arrangements or if we are unable to achieve comparable results with another reseller or in the event we begin marketing and selling our ethanol directly to our customers.

        We sell all our ethanol production to EEI for resale to third parties. While EEI has established relationships with many of the leading end-users of ethanol products, we have limited control over its sales efforts. Our results of operations would be adversely affected if EEI ceased to purchase our ethanol or if EEI does not obtain the most favorable pricing for our ethanol. In addition, we may not be able to renew our contracts with EEI on the same or similar terms or enter into similar contracts upon their expiration. Our contracts with EEI each have a term of two years, renew automatically and can be cancelled upon 45-days' notice of either party. The Iowa Falls contract is next scheduled to renew on November 15, 2007, and the Fairbank contract is next scheduled to renew on September 30, 2007. If we begin to market or sell our ethanol through a reseller other than EEI or directly to customers, we may incur increased costs and may not be able to achieve results comparable to those achieved by having our ethanol sold by EEI. Any failure to successfully market our ethanol through a reseller other than EEI or on our own would have an adverse effect on our results of operations.

We currently are unable to accurately predict what our short-term and long-term effective tax rates will be in the future.

        After the Conversion, we will become subject to corporate income taxes in the United States. We have had limited historical profitability upon which to base our estimate of future short-term and long-term effective tax rates. Significant judgment is required in determining our worldwide provision for income taxes and, in the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Our effective tax rates could be adversely affected by changes in the mix of earnings in locations with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities or changes in tax laws, as well as other factors. Accordingly, our judgments may be subject to audits or reviews by tax authorities in state and federal jurisdictions, which could adversely affect our income tax provisions.

        In addition, the amount and timing of any tax benefits we may realize from the increased tax basis in our assets resulting from the THL Partners Transactions and the Conversion are uncertain and will depend upon a number of factors, including the amount and timing of taxable income we generate in the future and the value of our individual assets. We may not realize such tax benefits in the timeframe anticipated or at all.

In connection with the Conversion, we will enter into a tax receivable agreement obligating us to pay our current owners amounts equal to certain tax benefits we receive as a result of the Transactions.

        In connection with the Conversion, we will enter into a tax receivable agreement with our pre-IPO stockholders that will require us to pay 50% of any tax savings that result from the increase in the tax basis of our assets attributable to the THL Partners Transactions and the Conversion and 100% of any tax savings that result from increased tax basis in our assets and imputed interest deductions attributable to payments we make under the tax receivable agreement. We expect to make payments under the tax receivable agreement on a quarterly basis over the period in which tax savings are realized, which is expected to be 15 years. While the actual amount and timing of payments under the tax receivable agreement will depend upon a number of factors, including the amount and timing of taxable income we generate in the future, the value of our individual assets, the portion of our payments under the tax receivable agreement constituting imputed interest and increases in the tax basis of our assets resulting from payments to Hawkeye Holdings, L.L.C., we expect that the payments that may be made to our pre-IPO stockholders could be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased amortization of our assets, we expect that future payments to our pre-IPO stockholders could range from approximately $12.0 million to $16.0 million per year over the expected 15-year term of the tax receivable agreement. The aggregate amount of payments under the tax receivable agreement is expected to be $222.1 million, of which $10.5 million is expected to be payable over the course of the next year. The payments under the tax receivable agreement are not conditioned upon our pre-IPO stockholders' or their affiliates' continued ownership of us. The tax receivable agreement provides that, upon a merger, asset sale or other form of business combination which results in a change of control, our obligations would continue under the tax receivable agreement or our successor would be required to assume our obligations under the tax receivable agreement. We may need to incur debt to finance payments under the tax receivable agreement to the extent our cash resources are insufficient to meet our obligations under the tax receivable agreement as a result of timing discrepancies or otherwise. In addition, if the IRS successfully were to challenge the tax benefits that gave rise to any payments under the tax receivable agreement, our future payments under the tax receivable agreement to our pre-IPO stockholders would be reduced by the amount of such payments, but the tax receivable agreement does not require our pre-IPO stockholders to reimburse us for the amount of such payments to the extent they exceed any future amounts payable under the tax receivable agreement. New or modified accounting interpretations may require us to change the accounting treatment of our obligations under the tax receivable agreement, which could adversely affect our statements of operations or other financial metrics. See "Certain Relationships and Related Transactions—Tax Receivable Agreement" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for further discussion of the tax receivable agreement.

Our level of indebtedness could adversely affect our ability to react to changes in our business, and we may be limited in our ability to use debt to fund future capital needs.

        As of June 30, 2006, our total debt was approximately $650.0 million. We have significantly more leverage than our main competitors. Our substantial indebtedness could have important consequences for you by adversely affecting our financial and competitive position. Our substantial indebtedness could:

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  require us to dedicate a substantial portion of our cash flow from operations to payments with respect to our indebtedness, thereby reducing the availability of our cash flow for working capital, capital expenditures and other general corporate expenditures;

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  increase our vulnerability to adverse general economic or industry conditions;

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  limit our flexibility in planning for, or reacting to, competition or changes in our business or industry;

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  limit our ability to borrow additional funds;

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  restrict us from building new facilities, making strategic acquisitions, introducing new products or services or exploiting business opportunities; and

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  place us at a competitive disadvantage relative to competitors that have less debt or greater financial resources.

        Our ability to make payments on and refinance our indebtedness will depend on our ability to generate cash from our operations. Our ability to generate cash from operations is subject in large part, to general economic, competitive, legislative and regulatory factors and other factors that are beyond our control, including volatility in the price that we will pay for corn and natural gas and the price at which we will sell ethanol. We may not be able to generate enough cash flow from operations nor obtain enough capital to service our debt or fund our planned capital expenditures.

Risks Relating to the Offering and Ownership of our Common Stock

There is no existing market for our common stock, and we do not know whether a market will develop.

        Prior to this offering, our common stock has not been traded on a public market, and there are few public companies with substantial ethanol operations. We have applied to list our common stock on the New York Stock Exchange. A trading market may not develop, or, to the extent a trading market does develop, such a market may not be liquid. An illiquid market will limit your ability to resell shares of our common stock. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The price of our common stock may be volatile.

        The trading price of our common stock following this offering is likely to be highly volatile and could be subject to fluctuations in response to a number of factors beyond our control. Some of these factors are:

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  our results of operations and the performance of our competitors;

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  the public's reaction to our press releases, our other public announcements and our filings with the SEC;

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  our ability to timely and accurately report our financial results and condition;

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  changes in earnings estimates or recommendations by research analysts who follow us or other companies in our industry;

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  changes in general economic conditions;

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  commencement or involvement in litigation;

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  disruption of our operations;

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  any major change in our management team; and

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  other developments affecting us, our industry or our competitors.

        In recent years the stock market has experienced significant price and volume fluctuations. These fluctuations may be unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company or its performance, and those fluctuations could materially reduce our common stock price.

We do not intend to pay dividends on our common stock.

        We do not anticipate paying any cash dividends on our common stock in the foreseeable future (other than the dividend to be paid to our stockholders of record prior to this offering with the proceeds from the issuance of shares, if any, upon exercise of the underwriters' over-allotment option). We currently anticipate that we will retain all of our available cash, if any, for use as working capital and for other general corporate purposes, including to service our debt and to fund the operation and expansion of our business. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the board of directors deems relevant. Investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

The interests of our principal stockholders could differ from the interests of our public stockholders.

        Following the closing of this offering, THL Partners will own        % of our common stock. The interests of these investors could conflict with your interests. Until such time, if ever, that there is a significant decrease in the percentage of outstanding shares held by THL Partners, they will be able to affect matters requiring stockholder approval, including the election of directors, the adoption of amendments to our certificate of incorporation and approval of significant transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company or make some transactions more difficult or impossible without the support of these stockholders.

        Pursuant to the tax receivable agreement, we will be required to pay to our pre-IPO stockholders 50% of the amount by which our income taxes are actually reduced as a result of the increase in the tax basis of our assets attributable to the THL Partners Transactions and the Conversion and 100% of other tax benefits related to our making payments under the tax receivable agreement. As a result, the interests of our pre-IPO stockholders and the other holders of our common stock could differ.

Certain stockholders' shares are restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to drop significantly.

        After this offering, we will have outstanding           shares of common stock (           shares if the underwriters exercise their over-allotment option in full). Of these shares, the           shares we are selling in this offering (           shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction under the Securities Act except for any shares purchased by one of our "affiliates" as defined in Rule 144 under the Securities Act. All of the shares outstanding other than the shares sold in this offering will be "restricted securities" within the meaning of Rule 144 under the Securities Act and subject to lock-up arrangements.

        In connection with this offering, we, our directors and executive officers, substantially all of our existing stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of the underwriters for a period of 180 days from the date of this prospectus. Upon the expiration of these lock-up agreements,           shares will be eligible for sale in the public market under Rule 144 of the Securities Act, subject to volume limitations, the expiration of applicable holding periods and other restrictions contained in Rule 144. If these holders sell their shares after this period, the price of our common stock could decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities.

Provisions in our charter documents may delay or prevent our acquisition by a third party.

        Some provisions in our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in his or her best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

You will experience immediate and significant dilution related to the shares you purchase in this offering.

        If you invest in common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book deficit per share of our common stock after this offering. Based upon the issuance and sale of           shares of our common stock at the offering price of $           per share, you will incur immediate dilution of approximately $          in the pro forma as adjusted net tangible book deficit per share if you purchase common stock in the offering, assuming that the underwriters do not exercise their over-allotment option (or $          per share if the underwriters exercise their over-allotment option in full and we use the proceeds to pay a dividend to our existing stockholders). See "Dilution."

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

        When our common stock is publicly traded, we will need to comply with laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and requirements of the New York Stock Exchange, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of the time of our board of directors and management, will require us to have additional finance and accounting staff and will increase our costs and expenses by approximately $2.0 million per year. We will need to:

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  institute a more comprehensive compliance function;

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  establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

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  design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

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  prepare and distribute periodic reports in compliance with our obligations under the federal securities laws;

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  involve and retain to a greater degree outside counsel and accountants in the above activities; and

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  establish an investor relations function.

        If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. In addition, we also expect that being a public company subject to these rules and regulations will require us to modify our director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Our management and auditors have identified a material weakness in the design or operation of our internal controls that, if not properly remediated, could result in material misstatements in our financial statements in future periods.

        With respect to the audit of the 2005 financial statements of Hawkeye Holdings, L.L.C., our independent registered public accounting firm, KPMG LLP, issued a letter to the board of directors in which they identified a material weakness relating to our control over the financial reporting process. Our failure to maintain adequate control over the financial reporting process resulted in a restatement of our 2004 and 2005 financial statements related to the accounting for and reporting of certain derivative transactions and reporting of cash flow information. We have also further restated our 2004 and 2005 and interim financial statements as described in note 2 to our financial statements included elsewhere in this prospectus.

        A material weakness is defined by the Public Company Accounting Oversight Board (United States) as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A significant deficiency is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a more than inconsequential misstatement of the financial statements will not be prevented or detected. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

        The material weakness relates to our need to implement additional financial and management controls and hire additional and/or more experienced accounting and finance staff experienced in addressing complex accounting matters applicable to public companies. Our auditors based their material weakness determination on the following issues:

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  A deficiency in our accounting for derivatives and hedging activities related to the purchase contracts we enter into for corn used in the normal course of business. These contracts are considered derivative contracts under SFAS No. 133, Accounting for Derivatives and Hedging Activities, as amended. Since 2004, we have applied the normal purchase/normal sale exclusion to these contracts as permitted under paragraph 10(b) of SFAS No. 133. In May 2006, however, it was determined that we did not have contemporaneous documentation sufficient to support application of the normal purchase/normal sale exclusion to these contracts. Subsequent to this determination, we have maintained contemporaneous documentation to support application of the normal purchase/normal sale exclusion to these contracts.

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  Reporting ethanol sales net of freight costs. Since 2004, we have reported ethanol sales net of freight costs. We accounted for ethanol sales in this manner based on our ethanol marketing contract, which provides that our marketer takes title to the ethanol it purchases at the time it passes the loading flange at our plant. All proceeds received under our ethanol contracts are net of transportation costs. However, because we are billed for freight costs by the railroads and then reimbursed by our marketer for these costs, in May 2006 we determined that we should include freight costs in gross ethanol sales and the related freight charges in cost of goods sold.

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  Reclassification of certain non-cash interest expense in our consolidated statement of cash flows. In 2005, we reported non-cash interest expense related to subordinated debt as cash flows from financing activities in our statement of cash flows. These interest charges are not currently payable in cash, but instead are added to the principal balance of the debt. In May 2006, we determined that those costs should be reclassified and shown as an adjustment to cash flows from operating activities in the consolidated statement of cash flows.

        If we are unable to improve our financial and management controls, and hire additional and/or more experienced accounting and finance staff experienced in addressing complex accounting matters applicable to public companies, in each case in a timely and effective manner, our ability to comply with the accounting and financial reporting requirements and other rules that apply to public companies would be impaired.

        If the remedial policies and procedures we implement are insufficient to address the identified material weakness, or if additional significant deficiencies or material weaknesses in our internal controls are discovered in the future, we may fail to meet our future reporting obligations, our financial statements may contain material misstatements and our operating results may be adversely affected. Any such failure could also adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our "internal control over financial reporting," which will be required once the SEC's rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us.

A failure to achieve and maintain effective internal control over financial reporting in accordance with the rules of the SEC could harm our business and operating results and result in a loss of investor confidence in our financial reports, which could have a material adverse effect on our business and stock price.

        We currently rely primarily upon a substantive review by our management to help ensure the accuracy of our financial reports. Section 404 of the Sarbanes-Oxley Act requires that we design and implement internal controls over financial reporting, as well as perform an annual management assessment of the effectiveness of our internal control over financial reporting. It also requires that we engage our independent registered public accounting firm to perform an annual audit of our assessment and the effectiveness of our internal control over financial reporting. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or the New York Stock Exchange. In addition, failure to comply with Section 404 or a report of a material weakness may cause investors to lose confidence. Accordingly, any failure to establish and maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
AND INDUSTRY AND MARKET DATA

        This prospectus contains "forward-looking statements" that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including: any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new programs, products or other developments; any statements regarding future economic conditions or performance; any statements of management's beliefs, goals, strategies, intentions and objectives; and any statements of assumptions underlying any of the foregoing. Words such as "may," "will," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, identify forward-looking statements.

        These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievement described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

        Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, such performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management's belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" or elsewhere in this prospectus.

        We obtained the industry, market and competitive position data used throughout this prospectus from our own research, internal surveys and studies conducted by third parties, independent industry associations or general publications and other publicly available information. In particular, we have based much of our discussion of the ethanol industry, including government regulation relevant to the industry and forecasted growth in demand, on information published by the RFA, the national trade association for the U.S. ethanol industry. We are a member of the RFA. Because the RFA is a trade organization for the ethanol industry, it may present information in a manner that is more favorable to that industry than would be presented by an independent source. Forecasts are particularly likely to be inaccurate, especially over long periods of time and in a relatively new and rapidly developing industry.

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where such offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

USE OF PROCEEDS

        The net proceeds from the sale of the shares of common stock offered by us will be approximately $400.0 million, assuming a public offering price of $        per share, the mid-point of the price range on the cover page of this prospectus and after deducting the underwriting discounts and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we will receive additional net proceeds of approximately $61.3 million after deducting estimated underwriting discounts and commissions.

        We will use approximately $200.0 million of the net proceeds from this offering to redeem a portion of our 8% mandatorily redeemable preferred stock, $150.0 million to fund our growth strategy and $50.0 million to repay debt under our 2006 senior secured first lien term loan facility.

        Any proceeds from the exercise of the underwriters' over-allotment option to purchase up to                additional shares from us will be used to pay a dividend to our stockholders of record prior to the offering. Investors in this offering will not receive any portion of the dividend.

        Borrowings under our first lien term loan facility bear interest at an annual rate of, at our option, either the applicable LIBOR plus a fixed spread of 4.00%, or an alternative base rate that is the greater of the prime rate of Credit Suisse and the federal funds rate plus 0.50%, plus a fixed spread of 3.00%. Our first lien term loan facility has a six-year term. The borrowings from our first lien term loan facility were used as part of the THL Partners Transactions, including repayment of existing indebtedness of Hawkeye Renewables, LLC. See "Description of Indebtedness—2006 Senior Secured Credit Facilities." Certain of the underwriters or their affiliates are or may become lenders under our 2006 senior secured credit facilities and as such, will or may, as applicable, receive a portion of the proceeds of this offering, which will be used to partially repay term loans thereunder. See "Underwriting."

        Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed public offering price of $        per share would increase (decrease) by approximately $                the amount of proceeds from this offering available to be used to redeem our 8% mandatorily redeemable preferred stock and would increase (decrease) by approximately $                the amount of proceeds available for funding our growth strategy and would decrease by                 (increase by                ) the number of shares issued upon the conversion of all then-outstanding shares of redeemable preferred stock.

DIVIDEND POLICY

        Prior to the closing of this offering, Hawkeye Intermediate, LLC intends to make a cash distribution in the estimated range of $                to $                in the aggregate to the members of Hawkeye Intermediate, LLC to enable them to meet their estimated income tax obligations for the period prior to the date of the Conversion. The amount of this distribution will be based on Hawkeye Intermediate, LLC's estimated net taxable income from the date of the THL Partners Transactions to the date of the Conversion. See "Certain Relationships and Related Transactions—The THL Partners Transactions." Investors in the offering will not receive this distribution.

        Any proceeds from the exercise of the underwriters' over-allotment option to purchase up to                additional shares from us will be used to pay a dividend to our stockholders of record prior to the offering. Investors in this offering will not receive any portion of the dividend. Our board of directors, which would declare any such dividend, includes representatives of our existing stockholders who will receive the dividend.

        After the completion of this offering, except for the dividend described above, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. We currently anticipate that we will retain all of our available cash, if any, for use as working capital and for other general corporate purposes, including to service our debt and to fund the operation and expansion of our business. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition, legal requirements and other factors as our board of directors deems relevant. Our 2006 senior secured credit facilities impose restrictions on our ability to pay dividends, and thus our ability to pay dividends on our common stock will depend upon, among other things, our level of indebtedness at the time of the proposed dividend and whether we are in default under any of our debt instruments.

CAPITALIZATION

        The following table sets forth our consolidated cash, restricted cash and capitalization as of June 30, 2006:

  •
  on a historical basis, including the effects of the THL Partners Transactions;

  •
  as adjusted to give effect to the Conversion; and

  •
  as further adjusted to reflect this offering and the application of the net proceeds therefrom.

        You should read this table in conjunction with "Use of Proceeds," "Selected Consolidated Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Data," our consolidated financial statements and, in each case, the related notes included elsewhere in this prospectus.

	As of June 30, 2006
		Pro Forma
	Historical	As Adjusted for the Conversion	As Further Adjusted for this offering(1)
	(dollars in thousands)
Cash(2)	$1,622	$1,622	$151,622

Restricted cash	$13,337	$13,337	$13,337

Total debt and capital lease obligations(3):
First lien term loan facility	$500,000	$500,000	$450,000
Second lien term loan facility	150,000	150,000	150,000
Capital lease obligations	554	554	554

Total debt and capital lease obligations	650,554	650,554	600,554
Redeemable preferred stock(4)	—	200,000	—
Minority interest	1,200	1,200	1,200
Members' equity:
Preferred interests	351,000	—	—
Common interests	39,000	—	—
Stockholders' equity:
Preferred stock(5)	—	151,000	—
Common stock, $0.001 par value, per share(6)	—
Additional paid-in capital(6)	—
Retained earnings(7)	—

Total capitalization	$1,041,754

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $        per common share (the midpoint of the price range on the cover page of this prospectus) would increase (decrease) cash and redeemable preferred stock (each by $                ) and additional paid-in capital and total capitalization (each by $                ), assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $         per common share (the midpoint of the price range on the cover page of this prospectus) would decrease (increase) preferred stock by $         million and decrease by                (increase by                ) the number of shares of common stock issuable upon conversion of the preferred stock. The information discussed above is illustrative only and following completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
Does not reflect the cash distribution in the range of approximately $            to $            in the aggregate to the members of Hawkeye Intermediate, LLC to meet their estimated income tax obligations for the period prior to the date of the Conversion.

(3)
As of June 30, 2006, we had total borrowing capacity of approximately $50.0 million under our $50.0 million revolving credit facility entered into in connection with the THL Partners Transactions.

(4)
Reflects the amount of redeemable preferred stock to be redeemed with the proceeds of this offering. It is estimated that as of the completion of this offering this amount will represent approximately $         million of redeemable preferred stock and approximately $         million of accrued and unpaid dividends to be paid upon redemption.

(5)
Reflects the amount of preferred stock to be converted into common stock immediately upon completion of the offering. The preferred stock will convert into approximately                  shares of common stock (based on the midpoint of the price range on the cover page of this prospectus). It is estimated that $                will be accrued through the anticipated conversion date in respect accrued and unpaid dividends.

(6)
As Adjusted for the Conversion represents the conversion of common interests to shares of common stock. As Further Adjusted for this offering represents the issuance of                 shares of common stock in this offering and the issuance of                shares of common stock upon conversion of the preferred stock as a result of this offering (based on the midpoint of the price range on the cover page of this prospectus).

(7)
See footnotes (2) and (3) under "Unaudited Pro Forma Consolidated Financial Data."

DILUTION

        If you invest in our common stock, your interest in the book value of our shares of common stock will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book deficit per share of our common stock after this offering.

        We calculate net tangible book deficit per common share by dividing our net tangible book deficit, which equals total assets less (1) intangible assets (including goodwill and unamortized debt issuance costs), (2) minority interest and (3) total liabilities, by the number of shares outstanding. As of June 30, 2006, our net tangible book deficit was $467.0 million.

        After giving effect to the Conversion and the conversion of our redeemable preferred stock into                shares of common stock, our as adjusted net tangible book deficit as of June 30, 2006 would have been $           million, or $        per share.

        After giving effect to the sale of                 shares of common stock in this offering at an assumed offering price of $        per share (the mid-point of the price range on the cover page of this prospectus), and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book deficit as of June 30, 2006 would have been approximately $          million, or $        per common share. This represents an immediate decrease in as adjusted net tangible book deficit of $        per common share to existing stockholders, and an immediate dilution in pro forma as adjusted net tangible book deficit of $        per common share to new investors, or approximately      % of the offering price of $        per common share.

        The following table illustrates this dilution on a per common share basis:

Per Share
Assumed initial public offering price		$
As adjusted net tangible book deficit at June 30, 2006	$
Decrease in as adjusted net tangible book deficit attributable to this offering

Pro forma as adjusted tangible book deficit after giving effect to this offering

Dilution to new investors		$

        Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 increase in the assumed public offering price of $        per share would increase (1) as adjusted net tangible book deficit at June 30, 2006 by $        per share, (2) the decrease in as adjusted net tangible book deficit attributable to this offering by $        per share and (3) the dilution to new investors by $        per share, and decrease pro forma as adjusted tangible book deficit after giving effect to this offering by $        per share.

        Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 decrease in the assumed public offering price of $        per share would decrease as adjusted net tangible book deficit at June 30, 2006 by $        per share and dilution to new investors by $        per share and increase the decrease in as adjusted net tangible book deficit attributable to this offering by $        per share and pro forma as adjusted tangible book deficit after giving effect to this offering of $        per share.

        As of June 30, 2006, there were 1,000 shares of our common stock outstanding held by    stockholders of record. If the underwriters' over-allotment option is exercised in full, the number of

shares of common stock held by existing stockholders will represent        % of the aggregate number of shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors will be increased to                , or        % of the aggregate number of shares of common stock outstanding after this offering.

        The following table summarizes on the basis described above, as of June 30, 2006, the difference between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by the existing stockholders and by new investors, at the initial public offering price of $        per share, which is the mid-point of the price range set forth on the cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

				Total Consideration
	Shares Purchased
						Average Price Per Share
	Number	Percent		Amount	Percent
				(in millions)
Existing stockholders			%	$190.0	30.4%	$
New investors			%	$435.0	69.6%	$

Total		100.0%		$625.0	100.0%

        Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed public offering price of $        per share would increase (decrease) the total consideration paid by new investors by $         million, the total consideration paid by all stockholders by $         million and the average price per share by $         per share.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

        Hawkeye Holdings Inc. was formed as a Delaware corporation in May 2006, and has not commenced operations and has no significant assets or liabilities. Our business has been conducted through limited liability companies. Hawkeye Holdings, L.L.C.—formerly known as Iowa Falls Ethanol Plant, L.L.C.—was organized in Iowa on October 22, 2003. On February 9, 2005, Hawkeye Holdings, L.L.C. formed a wholly-owned subsidiary, Hawkeye Renewables, LLC, a Delaware limited liability company, to which it transferred substantially all of its assets and liabilities.

        On June 16, 2006, Hawkeye Holdings, L.L.C. formed Hawkeye Intermediate, LLC. Effective June 30, 2006, Hawkeye Holdings, L.L.C. exchanged its interest in Hawkeye Renewables, LLC for common and preferred ownership interests in Hawkeye Intermediate, LLC. As a result, Hawkeye Intermediate, LLC became a new intermediate holding company of Hawkeye Renewables, which operates our business.

        Prior to the effective date of this offering, we will implement a new holding company structure, in which Hawkeye Renewables, LLC will become our indirect wholly-owned limited liability company subsidiary, and Hawkeye Holdings, L.L.C., our former parent entity, and THL Partners will exchange their interests in our business for common and redeemable preferred stock of Hawkeye Holdings Inc. We refer to this series of transactions as the "Conversion".

        The following table sets forth certain consolidated historical financial data for Hawkeye Holdings, L.L.C. and Hawkeye Intermediate, LLC (successor to Hawkeye Holdings, L.L.C.). We have derived the selected consolidated historical financial data for the period from our inception on October 22, 2003 to December 31, 2003, and as of and for the years ended December 31, 2004 and 2005, from the audited consolidated financial statements of Hawkeye Holdings, L.L.C. included elsewhere in this prospectus. We have derived the selected consolidated historical financial data as of and for the six months ended June 30, 2005 and 2006 from the unaudited condensed consolidated financial statements of Hawkeye Intermediate, LLC (successor to Hawkeye Holdings, L.L.C.) included elsewhere in this prospectus. In our opinion, our unaudited condensed consolidated interim financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of the financial position and results of operations for these periods. The results of any interim period are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year, and the historical results set forth below do not necessarily indicate results expected for any future period. The selected consolidated historical financial data should be read in conjunction with the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical consolidated financial statements and accompanying notes included elsewhere in this prospectus. Comparison of results of operations for 2005 and 2006 and for periods within those years may not be meaningful due to increases in our production capacity attributable to the timing of the initial construction and subsequent expansion of our Iowa Falls plant and the development of our Fairbank plant.

	Year ended December 31,			Six months ended June 30,
	2003(1)	2004 (Restated)	2005 (Restated)	2005 (Restated)	2006 (Restated)
	(dollars in thousands, except per share, per bushel, per ton and per gallon data)
Statement of Operations Data
Revenues
Ethanol	$—	$7,490	$79,426	$28,767	$86,129
Distillers grains	—	826	9,695	4,677	8,431

Total revenue	—	8,317	89,121	33,443	94,559
Cost of goods sold	—	7,854	67,270	27,332	62,492

Gross profit	—	463	21,851	6,111	32,067
Selling, general and administrative expenses	1	1,330	4,279	2,225	2,807

Operating gain (loss)	(1)	(867)	17,572	3,886	29,260

Other income (expense)
Interest expense	—	(865)	(17,341)	(10,375)	(16,807)
Interest income	—	124	3,344	1,321	1,531
Transaction expenses(2)	—	—	—	—	(12,090)
Miscellaneous income(3)	—	27	5,000	2,094	213
Gain (loss) on commodity option transactions(4)	—	(599)	49	—	(581)

Total other income (expense)	—	(1,313)	(8,948)	(6,961)	(27,734)

Net income (loss)	$(1)	$(2,180)	$8,624	$(3,074)	$1,526

Balance Sheet Data (at end of period)
Cash	$—	$3,768	$24,520	$15,204	$1,622
Restricted cash	—	$—	$76,884	$139,626	$13,337
Interest reserve escrow	—	$2,003	$7,031	$9,086	$—
Net property, plant and equipment	$65	$56,324	$156,943	$71,499	$217,771
Total assets	$65	$68,423	$288,310	$252,498	$1,121,142
Debt	—	$47,425	$239,623	$238,017	$650,000
Cash Flow Data
Net cash provided by (used in) operating activities	$65	$(2,095)	$8,159	$(949)	$10,554
Net cash used in investing activities	$(65)	$(50,994)	$(166,866)	$(167,431)	$(14,043)
Net cash provided by (used in) financing activities	$—	$56,857	$179,459	$179,816	$(19,409)
Other Operating Data
EBITDA(5)	$(1)	$(1,173)	$26,137	$9,121	$19,768
Actual ethanol sales(6)	—	4.6	48.3	20.9	44.4
Average ethanol price(7)	—	$1.63	$1.65	$1.38	$1.94
Corn utilized(8)	—	1,601	17,197	7,449	15,985
Average corn price per bushel	—	$3.06	$2.02	$2.04	$2.04
Distillers grains tons sold	—	14,924	143,828	67,943	121,632
Average distillers grains price per ton	—	$55.36	$67.41	$68.83	$69.31
Average natural gas cost per MMBTU	—	$6.85	$8.62	$7.04	$7.77

(1)
Period from October 22, 2003, the date of inception, to December 31, 2003.

(2)
Transaction expenses consists of fees and expenses incurred by Hawkeye Holdings, L.L.C. in connection with the THL Partners Transactions.

(3)
Substantially all of the miscellaneous income was derived through a government program established through the United States Department of Agriculture that provided cash payments for companies that generate increases in bioenergy production, such as ethanol, from previous production levels. We do not expect any further income attributable to this program.

(4)
Represents realized loss or gain on exchange traded commodity option transactions. See note 1 to our audited consolidated financial statements.

(5)
EBITDA is defined as net income (loss) before interest expense (net of interest income), income tax expense, depreciation and amortization. Amortization of debt issuance costs and debt discount are included in interest expense. EBITDA is not a measure of financial performance under accounting principles generally accepted in the U.S., or GAAP, and should not be considered an alternative to net income, or any other measure of performance under GAAP, or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations of EBITDA are:

    •
    EBITDA does not reflect our cash used for capital expenditures;

    •
    Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will have to be replaced and EBITDA does not reflect the cash requirements for replacements;

    •
    EBITDA does not reflect changes in, or cash requirements for, our working capital requirements;

    •
    EBITDA does not reflect the cash necessary to make payments of interest or principal on our indebtedness or under the tax receivable agreement; and

    •
    EBITDA includes non-recurring payments to us which are reflected in other income.

  Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to service our debt or to invest in the growth of our business. We compensate for these limitations by relying on our GAAP results as well as on our EBITDA. Management uses EBITDA as a measure of our performance and ability to generate cash necessary to meet our future requirements for debt service, capital expenditures, working capital and taxes. We also believe that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry. Because not all companies use identical calculations, this presentation of EBITDA may not be comparable to other similarly titled measures for other companies. Also, the amounts shown for EBITDA as presented herein differ from the amounts calculated under the definition of Adjusted EBITDA used in our debt instruments, which further adjust for certain cash and non-cash charges and are used to determine compliance with financial covenants and our ability to engage in certain activities such as incurring additional debt and making acquisitions.

  The following table reconciles our net income (loss) to EBITDA for each period presented. For 2003, the period shown is from October 22, 2003, the date of inception, to December 31, 2003. Prior to the Conversion, we were organized as a limited liability company and were not subject to income taxes.

	Year ended December 31,			Six months ended June 30,
	2003	2004 (Restated)	2005 (Restated)	2005	2006
	(in thousands)
Net income (loss)	$(1)	$(2,180)	$8,624	$(3,074)	$1,526
Depreciation and amortization	—	266	3,516	3,141	2,966
Interest expense, net	—	741	13,997	9,054	15,276
Income taxes	—	—	—	—	—

EBITDA	$(1)	$(1,173)	$26,137	$9,121	$19,768

(6)
Millions of gallons.

(7)
Ethanol revenue divided by sales volume.

(8)
Thousands of bushels.

(9)
The consolidated statements of operations and the consolidated statements of cash flows for 2004 and 2005 have been restated. See note 2 to our audited consolidated financial statements included elsewhere in this prospectus for information regarding the restatements.

The condensed consolidated statements of cash flows for the six-month periods ended June 30, 2005 and 2006 have been restated. See note 2 to the unaudited condensed consolidated financial statements included elsewhere in this prospectus for information regarding the restatements.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

        The following unaudited pro forma consolidated data for the year ended December 31, 2005 and as of and for the six months ended June 30, 2006 have been derived by application of pro forma adjustments to the historical consolidated audited and unaudited financial statements of Hawkeye Holdings, L.L.C. and Hawkeye Intermediate, LLC (successor to Hawkeye Holdings, L.L.C.) included elsewhere in this prospectus.

        The pro forma consolidated statement of operations gives effect, in all periods presented, to the completion of the THL Partners Transactions and the Conversion, the conduct of our operations under Hawkeye Holdings Inc., a new holding company that is a Delaware corporation, and this offering and application of the net proceeds of this offering as if they had all occurred on January 1, 2005.

        The pro forma consolidated balance sheet gives effect to the completion of the Conversion and this offering and the application of the net proceeds therefrom as if they had occurred on June 30, 2006.

        The assumptions underlying the pro forma adjustments are described in the accompanying notes which should be read in conjunction with these unaudited pro forma consolidated financial statements.

        The THL Partners Transactions have been accounted for, and are presented in the condensed consolidated financial statements, under the purchase method of accounting prescribed in Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. The excess of the purchase price, including transaction-related fees, over the fair value of acquired assets and liabilities has been recognized as goodwill. In accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, no amortization of goodwill is recorded but instead its carrying value is subject to impairment testing.

        The purchase price allocation is preliminary and based on information available to date and is subject to revision as additional information becomes available. Revisions to the preliminary purchase price allocation may have a significant impact on the pro forma amounts of total assets, total liabilities and stockholders' equity, cost of goods sold, selling, general and administrative expenses, depreciation and amortization and interest expense. See "Certain Relationships and Related Transactions—The THL Partners Transactions" for a description of the THL Partners Transactions.

        The unaudited pro forma adjustments are based upon available information and assumptions that management believes are reasonable under the circumstances. The unaudited pro forma consolidated financial data is included for informational purposes only and does not purport to represent what our results of operations or financial condition would have been had the THL Partners Transactions, the Conversion and this offering actually occurred on the dates indicated, nor does it purport to project the results of our operations or financial condition for any future period or as of any future date.

        The unaudited pro forma consolidated statements of operations do not give effect to one-time effects of events that are directly attributable to the Transactions. As a corporation, we will be subject to federal and state income taxes. Hawkeye Holdings, L.L.C. is a limited liability company and has not been subject to federal or state taxes.

        The unaudited pro forma consolidated financial data should be read in conjunction with the information contained in "Selected Consolidated Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Transactions" and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

Hawkeye Holdings Inc.
Unaudited Pro Forma Consolidated Balance Sheet
As of June 30, 2006

		Pro Forma
	Historical(1)	Adjustments for the Conversion(2)		As Adjusted for the Conversion		Adjustments for this offering(3)		As Further Adjusted for this offering
	(dollars in thousands)
Assets
Cash(8)	$1,622		$—		$1,622		$150,000		$151,622
Restricted cash(4)	13,337		—		13,337		—		13,337
Accounts receivable	7,185		—		7,185		—		7,185
Inventories	13,042		—		13,042		—		13,042
Prepaid expenses and other current assets	6,024		—		6,024		—		6,024
Deferred tax asset	—		23,719		23,719		—		23,719

Total current assets	41,211		23,719		64,930		150,000		214,930
Property, plant and equipment, net	217,771		—		217,771		—		217,771
Goodwill	827,515		—		827,515		—		827,515
Other assets	5,141		—		5,141		—		5,141
Debt issuance costs, net	29,504		—		29,504		(2,028)		27,476
Deferred tax asset	—		58,909		58,909		—		58,909

Total assets	$1,121,142		82,628		1,203,770		147,972		1,351,742

Liabilities and equity
Current portion of 2006 senior secured credit facilities	$5,000		$—		$5,000		$—		$5,000
Current portion of capital lease obligations	156		—		156		—		156
Accounts payable	19,857		—		19,857		—		19,857
Accrued expenses	59,531		—		59,531		—		59,531
Other current liabilities	—		10,537		10,537		—		10,537

Total current liabilities	84,544		10,537		95,081		—		95,081
Borrowings under:
First lien revolving facility(7)	—		—		—		—		—
First lien term loan facility	495,000		—		495,000		(50,000)		445,000
Second lien term loan facility	150,000		—		150,000		—		150,000
Capital lease obligations	398		—		398		—		398

Total debt and capital lease obligations, net of current portion	645,398		—		645,398		(50,000)		595,398
Other liabilities	—		211,557		211,557		—		211,557
Redeemable preferred stock	—		200,000		200,000		(200,000)		—

Total liabilities	729,942		422,094		1,152,036		(250,000)		902,036

Minority interest	1,200		—		1,200		—		1,200
Members equity(5):
Preferred interests	351,000		(351,000)
Common interests	39,000		(39,000)
Stockholders' equity(5)(6):
Preferred stock, 5,000,000 shares authorized, 0 shares issued and outstanding	—		151,000		151,000		(151,000)
Common stock, $0.001 par value, 205,000,000 shares authorized, shares issued and outstanding
Additional paid-in-capital
Retained earnings

Total equity	390,000

Total liabilities and equity	$1,121,142	$		$		$		$

See accompanying notes to the unaudited pro forma consolidated balance sheet.

Hawkeye Holdings Inc.
Notes to the Unaudited Pro Forma Consolidated Balance Sheet

        (1)   Reflects the consolidated historical financial position of Hawkeye Intermediate, LLC as of June 30, 2006, including the effects of the THL Partners Transactions. See "Certain Relationships and Related Transactions—The THL Partners Transactions" for a description of the THL Partners Transactions. On June 30, 2006, THL Partners acquired an 80% voting interest in Hawkeye Intermediate, LLC, through the THL Partners Transactions. As a result, Hawkeye Intermediate, LLC, became substantially wholly-owned by THL Partners and a new basis of accounting for the purchased assets and assumed liabilities was established pursuant to the provisions of the SFAS No. 141, Business Combinations. The excess of the purchase price over the net identifiable tangible and intangible assets resulted in goodwill of $827.5 million. We believe that the acquisition of Hawkeye Intermediate, LLC resulted in the recognition of goodwill primarily because of our industry position, management strength and potential to serve a rapidly growing market.

        We expect the final allocation of the purchase price to be determined by December 31, 2006 based on a comprehensive final evaluation of the tangible and intangible assets acquired and liabilities assumed at the date of the THL Partners Transactions. The preliminary allocation is summarized in the following table:

(In millions)
Calculation of the purchase price:
Proceeds to Hawkeye Holdings, L.L.C., from THL Partners	$736
Reinvestment by Hawkeye Holdings, L.L.C.	78
Repayment of existing debt, net of excess cash	187
Direct acquisition costs, excluding capitalized financing fees of $29.5 million	9

Total purchase price	$1,010

Allocation of purchase price:
Current assets	$41
Property, plant and equipment	218
Goodwill	828
Other assets	5
Current liabilities	(80)
Other liabilities	(1)
Minority interest	(1)

Total purchase price	$1,010

        No deferred tax assets or liabilities were established in connection with the THL Partners Transactions as Hawkeye Intermediate, LLC is a pass-through entity for federal and state income taxes.

        Current liabilities include $58.4 million which represents the fair value of certain forward sales contracts determined to be below market. As of June 30, 2006, the Company has commitments to sell approximately 81,058,000 gallons of ethanol at an average price of $2.09 per gallon for delivery through December 2006. The fair value of these sales contracts was estimated based on the difference between the contract prices and the forward prices at the time of anticipated delivery sourced from the Chicago Board of Trade. As of January 1, 2005 there was not any significant difference between the forward price and the contract price.

(2)
Pro forma adjustments to record the Conversion reflect:

•
the reclassification of $200.0 million of preferred members' interests, which will be redeemed with the proceeds of the offering, to redeemable preferred stock and the reclassification of

    $151.0 million of preferred members' interests to preferred stock upon incorporation immediately before the effectiveness of the registration statement of which this prospectus is a part;

  •
  the reclassification of common members' interests of $39.0 million to common stock ($.001 par value) and additional paid-in capital upon incorporation immediately before the effectiveness of the registration statement of which this prospectus is a part;

  •
  the effect of the increase in the tax basis of our assets associated with the THL Partners Transactions and the Conversion and to the tax receivable agreement to be entered into with our pre-IPO stockholders. Principally as a result of the THL Transactions and, to a lesser extent, the Conversion, we will become entitled to certain tax benefits that are expected to be realized by us in the future in the ordinary course of our business and that otherwise would not have been available to us. Pursuant to the tax receivable agreement, we will be required to pay to our pre-IPO stockholders 50% of the amounts by which our income taxes are reduced as a result of the amortization of the increased tax basis of our assets and 100% of other tax benefits related to payments we make under the tax receivable agreement. A substantial portion of these potential tax benefits may be realized over approximately 15 years;

  Over the expected term of the tax receivable agreement, we estimate that these annual payments will range between approximately $12.0 million to $16.0 million, including the impact of future interest expense deductions arising under the tax receivable agreement. The aggregate amount of projected payments under the tax receivable agreement is expected to be $222.1 million, of which $10.5 million is expected to be payable over the course of the next year and accordingly reflected as a current liability. We have recorded this amount as our estimate of our liability to our pre-IPO stockholders and have decreased retained earnings by the same amount. We have also recorded a deferred tax asset of $59.3 million ($0.3 million of which is current) based on the difference between the book basis and tax basis of our liability under the tax receivable agreement. Although these pro forma adjustments reflect detailed estimates, the estimates remain subject to certain variables, such as the amount and timing of taxable income we generate in the future, the value of our individual assets, the amount of imputed interest and increases in the tax basis of our assets resulting from payments to Hawkeye Holdings, L.L.C. and the effective tax rate during the amortization period. If these variables depart materially from the expectations underlying our estimates, the amounts set forth in the pro forma adjustments, and particularly the adjustment to the amount of our liability to our pre-IPO stockholders under the tax receivable agreement, could increase or decrease. These tax benefit payments are not conditioned upon our pre-IPO stockholders' or their affiliates' continued ownership interest in us. The tax receivable agreement provides that, upon a merger, asset sale or other form of business combination which results in a change of control, our obligations would continue under the tax receivable agreement or our successor would be required to assume our obligations under the tax receivable agreement;

  See "Certain Relationships and Related Transactions—Tax Receivable Agreement" for further description of these tax matters; and

  •
  the recognition of a previously unrecognized deferred tax asset of approximately $23.4 million and the corresponding increase to retained earnings upon incorporation immediately before the effectiveness of the registration statement of which this prospectus is a part. This deferred tax asset primarily results from the differences between the book basis and the tax basis of certain of our forward sales contracts and is a current asset.

(3)
Pro forma adjustments to record this offering reflect:

•
a net increase in stockholders'/members' equity (deficit) of $           million consisting of proceeds raised of $435.0 million from the issuance of             shares of our common stock to the public, the use of $35.0 million of such proceeds to pay estimated transaction costs to be incurred by us and the recognition of a one-time, non-cash charge and corresponding decrease to retained earnings to write off debt issuance costs of $2.0 million in connection with the repayment of $50.0 million of our first lien term loan facility;

•
the use of $50.0 million from the proceeds of this offering to repay a portion of our outstanding indebtedness under our first lien term loan facility;

•
the use of $200.0 million from the proceeds of this offering to redeem a portion of our redeemable preferred stock (see "Description of Capital Stock—Preferred Stock—Redeemable Preferred Stock" for a summary of terms of the redeemable preferred stock). It is estimated that as of the completion of this offering this amount will represent approximately $           million of redeemable preferred stock and approximately $           million of accrued and unpaid dividends to be paid upon redemption;

•
remaining proceeds of $150.0 million to fund working capital and potential growth opportunities; and

•
the conversion of $151.0 million of preferred stock to            shares of common stock. It is estimated $         million will be accrued through the anticipated conversion date in respect to accrued and unpaid dividends.

        Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed public offering price of $          per share (the midpoint of the price range on the cover page of this prospectus) would increase (decrease) cash and redeemable preferred stock (each by $           million) and additional paid-in capital and total capitalization (each by $            ). Assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable to us, a $1.00 increase (decrease) in the assumed initial public offering price of $          per common share (the midpoint of the price range on the cover page of this prospectus) would decrease (increase) redeemable preferred stock by $            and decrease by            (increase by            ) the number of shares of common stock issuable upon conversion of the redeemable preferred stock. The information discussed above is illustrative only and following completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(4)
Restricted cash consists of amounts that are reserved for completion of construction activities at Iowa Falls and Fairbank.

(5)
A summary of transactions affecting stockholders'/members' equity is as follows (dollars in thousands):

	# of preferred units/shares	# of common units/shares	Preferred members' units	Common members' units	Preferred stock	Common stock par value	Additional paid-in capital	Retained earnings	Total stockholders'/ members' equity
Members' equity as historically reported	351,000,000	39,000,000	$351,000	$39,000	$—	$—	$—	$—	$390,000
Impact of the Conversion:
Elimination of historical members' equity	(351,000,000)	(39,000,000)	(351,000)	(39,000)	—	—	—	—	(390,000)
Issuance of common and preferred shares(a)	430,199		—	—	151,000			—
Deferred tax adjustment	—	—	—	—	—	—	—	82,628	82,628
Tax receivable obligation	—	—	—	—	—	—	—	(222,094)	(222,094)

Pro forma stockholders' equity for the Conversion
Impact of this offering:
Issuance of common shares
Transaction costs
Write-off of debt issuance costs
Conversion of preferred shares to common shares(b)

Pro forma stockholders' equity

  (a)
  As a result of the Conversion.

  (b)
  See the third and fifth bullets under footnote (3) for an explanation of the conversion of our preferred stock and a sensitivity analysis related to the price in this offering.

(6)
Stockholders' equity does not reflect the impact of a dividend to our stockholders of record prior to the offering that will be paid from any proceeds from the exercise of the underwriters' over-allotment option, if any, to purchase up to            additional shares from us.

(7)
As of June 30, 2006, we had $50.0 million of availability under our first lien revolving facility.

(8)
Does not reflect the cash distribution in the range of approximately $            to $            in the aggregate to the members of Hawkeye Intermediate, LLC to meet their estimated income tax obligations for the period prior to the date of the Conversion.

Hawkeye Holdings Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2005

		Pro Forma
	Historical(1)	Adjustments for the THL Partners Transactions(2)	As Adjusted for the THL Partners Transactions	Adjustments for the Conversion(3)	As Further Adjusted for the Conversion	Adjustments for this offering(4)	As Further Adjusted for this offering
	(Restated)
	(in thousands, except per share amounts)
Revenues:
Ethanol sales	$79,426	$—	79,426	—	79,426	—		79,426
Distillers grains	9,695	—	9,695	—	9,695	—		9,695

Total revenues	89,121	—	89,121	—	89,121	—		89,121
Cost of goods sold	67,270	5,941	73,211	—	73,211	—		73,211

Gross profit	21,851	(5,941)	15,910	—	15,910	—		15,910
Selling, general and administrative expenses	4,279	4,760	9,039	—	9,039	(2,000)		7,039

Operating gain (loss)	17,572	(10,701)	6,871	—	6,871	2,000		8,871

Other income (expense):
Interest expense	(17,341)	(53,391)	(70,732)	—	(70,732)	5,013		(65,719)
Interest income	3,344	(3,344)	—	—	—	—		—
Miscellaneous income	5,000	—	5,000	—	5,000	—		5,000
Gain on commodity option transactions	49	—	49	—	49	—		49

Total other income (expense)	(8,948)	(56,735)	(65,683)	—	(65,683)	5,013		(60,670)

Income (loss) before income taxes	8,624	(67,437)	(58,813)	—	(58,813)	7,013		(51,800)
Income tax benefit (expense)	—	—	—	23,525	23,525	(2,805)		20,720

Net income (loss)	$8,624	$(67,437)	(58,813)	23,525	(35,288)	4,208		(31,080)
Dividend on redeemable preferred members' interests/stock	—	(28,080)	(28,080)	—	(28,080)	28,080		—

Net income (loss) attributable to common stockholders	$8,624	$(95,517)	(86,893)	23,525	(63,368)	32,288		(31,080)

Loss per share(5):
Basic							$
Diluted							$
Weighted average shares outstanding(5):
Basic
Diluted

See accompanying notes to the unaudited pro forma consolidated statements of operations.

Hawkeye Holdings Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the six months ended June 30, 2006

		Pro Forma
	Historical(1)	Adjustments for the THL Partners Transactions(2)	As Adjusted for the THL Partners Transactions	Adjustments for the Conversion(3)	As Further Adjusted for the Conversion	Adjustments for this offering(4)	As Further Adjusted for this offering
	(in thousands, except per share amounts)
Revenues:
Ethanol sales	$86,129	$—	86,129	—	86,129	—	86,129
Distillers grains	8,431	—	8,431	—	8,431	—	8,431

Total revenues	94,559	—	94,559	—	94,559	—	94,559
Cost of goods sold	62,492	375	62,867	—	62,867	—	62,867

Gross profit	32,067	(375)	31,692	—	31,692	—	31,692
Selling, general and administrative expenses	2,807	2,180	4,987	—	4,987	(1,000)	3,987

Operating gain (loss)	29,260	(2,555)	26,705	—	26,705	1,000	27,705

Other income (expense):
Interest expense	(16,807)	(18,563)	(35,370)	—	(35,370)	2,507	(32,864)
Interest income	1,531	(1,531)	—	—	—	—	—
Transaction expenses	(12,090)	12,090	—	—	—	—	—
Miscellaneous income	213	—	213	—	213	—	213
Loss on commodity option transactions	(581)	—	(581)	—	(581)	—	(581)

Total other income (expense)	(27,734)	(8,004)	(35,738)	—	(35,738)	2,507	(33,232)

Income (loss) before income taxes	1,526	(10,559)	(9,033)	—	(9,033)	3,507	(5,527)
Income tax benefit (expense)	—	—	—	3,613	3,613	(1,403)	2,211

Net income (loss)	$1,526	$(10,559)	(9,033)	3,613	(5,420)	2,104	(3,316)
Dividend on redeemable preferred members' interests/stock	—	(14,040)	(14,040)	—	(14,040)	14,040	—

Net income (loss) attributable to common stockholders	$1,526	$(24,599)	(23,073)	3,613	(19,460)	16,144	(3,316)

Loss per share(5):
Basic
Diluted
Weighted average shares outstanding(5):
Basic
Diluted

See accompanying notes to the unaudited pro forma consolidated statements of operations.

Hawkeye Holdings Inc.
Notes to the Unaudited Pro Forma Consolidated Statement of Operations

(1)
Reflects the consolidated historical statements of operations of Hawkeye Holdings, L.L.C. for the year ended December 31, 2005 and for the six months ended June 30, 2006. The consolidated statement of operations for the year ended December 31, 2005 has been restated. See note 2 to the consolidated financial statements included elsewhere in this prospectus for information regarding the restatement.

(2)
Pro forma adjustments to record the THL Partners Transactions reflect:

•
a net increase in costs of goods sold of $5.9 million and $375,000 for the year ended December 31, 2005 and for the six months ended June 30, 2006, respectively, related to (i) the sale of inventory for which a new basis was established as a result of the adjustment to its carrying value of $5.2 million and nil for the year ended December 31, 2005 and for the six months ended June 30, 2006, respectively, attributable to the THL Partners Transactions and (ii) an increase in depreciation of property, plant and equipment of $750,000 and $375,000 for the year ended December 31, 2005 and for the six months ended June 30, 2006, respectively, relating to the new values allocated on a preliminary basis to our property, plant and equipment as a result of the step-up in basis attributable to the THL Partners Transactions;

•
a net increase in selling, general and administrative expenses of $4.8 million and $2.2 million for the year ended December 31, 2005 and for the six months ended June 30, 2006, respectively, related to (i) sponsor management fees of $1.2 million and $422,000 for the year ended December 31, 2005 and for the six months ended June 30, 2006, respectively ($2.0 million of THL Partners management fees less $756,000 of historical management fees for the year ended December 31, 2005 and $1.0 million of THL Partners management fees less $578,000 of historical management fees for the six months ended June 30, 2006) and (ii) $3.5 million and $1.8 million of non-cash compensation expense associated with restricted stock awards and stock options issued to management for the year ended December 31, 2005 and for the six months ended June 30, 2006, respectively;

•
a net increase in interest expense associated with new debt incurred, net of interest expense associated with existing debt being repaid (excluding capital leases) as follows (dollars in thousands):

	Notional Principal Amount	Rate	Year ended December 31, 2005	Six months ended June 30, 2006
Repayment of 2005 loan facility	$240,607	8.23%	$(17,326)	$(16,795)
First lien revolving credit facility	—	9.35%	—	—
Commitment fee on unused portion of first lien revolving credit facility	—	—	250	125
First lien term loan facility	500,000	9.35%	46,750	23,375
Second lien term loan facility	150,000	12.60%	18,900	9,450
Amortization of financing fees—as calculated below			4,817	2,408

Adjustment to interest expense			$53,391	$18,563

    The repayment of the 2005 loan facility includes the write-off of debt issuance costs of $1.1 million and $8.0 million for the year ended December 31, 2005 and for the six months ended June 30, 2006, respectively, a $1.9 million prepayment penalty for the six months ended June 30, 2006 and the reversal of mark to market gains on interest rate swap agreements of

    $2.1 million and $2.2 million for the year ended December 31, 2005 and for the six months ended June 30, 2006, respectively.

    Our 2005 loan facility accrued interest at variable rates equal to LIBOR plus 2.875%. Borrowings under our first lien term loan facility bear interest at a rate of, at our option, LIBOR plus 4.00% or an alternate base rate plus 3.00%. Borrowings under our second lien term loan facility bear interest at a rate equal to, at our option, LIBOR plus 7.25% or an alternate base rate plus 6.25%. The rates used herein were calculated based on LIBOR as of June 30, 2006. Each one-eighth of a percentage change in the assumed interest rates would result in a $813,000 adjustment to interest expense. See "Description of Indebtedness" for a further description of the 2006 senior secured credit facilities.

    Set forth below is the supplemental calculation of the amortization of financing fees (dollars in thousands):

	Amount	Life	Year ended December 31, 2005	Six months ended June 30, 2006
First lien term loan facility	$20,280	6 years	$3,381	$1,690
First lien revolving credit facility	2,028	5 years	406	203
Second lien term loan facility	7,209	7 years	1,030	515

Total	$29,517		$4,817	$2,408

  •
  a decrease in interest income of $3.3 million and $1.5 million for the year ended December 31, 2005 and for the six months ended June 30, 2006, respectively, related to interest earned on the cash distributed to the members of Hawkeye Holdings, L.L.C.;

  •
  a decrease in transaction fees and expenses of nil and $12.1 million for the year ended December 31, 2005 and for the six months ended June 30, 2006, respectively, related to advisory fees incurred directly in connection with the THL Partners Transaction; and

  •
  an increase in dividends on redeemable preferred members' interests/stock in the amount of $28.1 million and $14.0 million for the year ended December 31, 2005 and for the six months ended June 30, 2006, respectively, based on a dividend rate of 8.0% per year. See "Certain Relationships and Related Transactions—The THL Partners Transactions—Limited Liability Company Agreement of Hawkeye Intermediate, LLC" for a description of the preferred units.

(3)
Represents the tax effect attributable to the pro forma adjustments based on a blended statutory U.S. federal and state tax rate of 40%. For a discussion of amounts we may be required to pay THL Partners and Hawkeye Holdings, L.L.C. under the tax receivable agreement, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "Certain Relationships and Related Party Transactions—The THL Partners Transaction—Tax Receivable Agreement."

(4)
Pro forma adjustments to record this offering reflect:

•
the reversal of sponsor management fees of $2.0 million and $1.0 million for the year ended December 31, 2005 and for the six months ended June 30, 2006, respectively, as the THL Partners management agreement will terminate in conjunction with this offering;

•
based on the interest rates described in note (2) above, a decrease in interest expense of $5.0 million and $2.5 million for the year ended December 31, 2005 and for the six months ended June 30, 2006, respectively, as a result of the use of proceeds of this offering to repay $50.0 million of indebtedness outstanding under our first lien term loan facility;

•
the tax effect attributable to these pro forma adjustments based on a blended statutory U.S. federal and state tax rate of 40%; and

  •
  a decrease in dividends on redeemable preferred stock in the amount of $28.1 million and $14.0 million for the year ended December 31, 2005 and for the six months ended June 30, 2006, respectively, based on the redemption of the redeemable preferred stock from the proceeds of this offering and the conversion of the remaining shares of preferred stock to common shares. See "Description of Capital Stock" for a description of the redeemable preferred stock.

(5)
Pro forma loss per share has been calculated as follows:

	Year ended December 31, 2005		Six months ended June 30, 2006
Net income (loss) available to common stockholders (in thousands):
Net loss for basic earnings per share		$(31,080)		$(3,316)
Effect of dilutive securities(a)		—		—

Net income (loss) for diluted earnings per share(a)		$(31,080)		$(3,316)

Weighted average shares outstanding (in thousands):
Basic(b)
Effect of dilutive securities(a)		—		—

Diluted

Loss per share:
Basic	$		$
Diluted	$		$

(a)
For the year ended December 31, 2005 and the six months ended June 30, 2006,         million and         million, respectively, of non-vested time based restricted stock awards and stock options have not been included in the calculation of diluted weighted average shares outstanding as the effect would be anti-dilutive.

(b)
Basic weighted average shares outstanding includes only the         million shares issued in this offering the proceeds of which are being used to repay debt or redeem shares from stockholders. The remaining         million shares issued in this offering, the proceeds of which will be used for general corporate purposes, including the payment of transaction fees, were not used in arriving at pro forma loss per share. Basic weighted average shares for the year ended December 31, 2005 and for the six months ended June 30, 2006 include         million and         million shares, respectively, of time based restricted stock awards that would have vested during the pro forma period had the restricted stock awards been granted on January 1, 2005. These shares have been included in basic weighted average shares outstanding from the date the restricted stock awards vest.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with the "Selected Consolidated Historical Financial Data" and our consolidated financial statements and accompanying notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

Overview

        As a result of the expansion of our Iowa Falls plant, the development of our Fairbank plant and the Transactions, our historical financial information is not comparable to our current financial condition and results of operations. Prior to November 2004, we did not have any business operations and were in the development stage.

        Our Iowa Falls plant began operations in November 2004. As a result, a comparison of our results of operations for 2004 and 2005 may not be meaningful. By January 2005, our Iowa Falls plant was producing at a rate in excess of 50 MMGPY. Our results of operations for 2005 reflect the operations of our Iowa Falls plant at its initial production capacity without giving effect to the expansion. The expansion of the Iowa Falls plant to its current production level of 100 MMGPY became operational in March 2006. Our results of operations for the first quarter of 2006 reflect the expansion for one week. In February 2005, we began construction of our Fairbank plant with a production capacity of 105 MMGPY. We commenced ethanol production at the Fairbank plant in May 2006. Our results of operations for the first quarter of 2006 do not reflect the operations of the Fairbank plant and our results of operations for the second quarter of 2006 reflect the operations of the Fairbank plant for one month. As a result, a comparison of our results of operations for 2005 and 2006 and for periods within those years may not be meaningful due to the increase in our production capacity described above. To the extent we acquire or develop additional production capacity in the future, the comparability of our results of operations will be further limited.

        As a result of the Conversion, we will become a corporation and will be subject to federal and state corporate income taxes in the United States. Hawkeye Renewables, LLC is a limited liability company and is not subject to federal or state taxes. As a result, a comparison of our results of operations for 2005 and 2006 may not be meaningful due to the provision for income taxes that we must make following the Conversion.

        In addition, the THL Partners Transactions have been accounted for utilizing the purchase method of accounting, which has resulted in a new valuation for the assets and liabilities of Hawkeye Renewables, LLC based on their fair values. This new basis of accounting began on the closing date of the THL Partners Transactions. The allocation of the excess purchase price over the book value of the net assets acquired in the THL Partners Transactions is based on preliminary information, which will continue to be subject to adjustment upon obtaining complete valuation information. In addition, we expect any future acquisitions will be accounted for using purchase accounting and therefore similar limitations regarding comparability of historical and future results could arise. Accordingly, our historical financial information may be of limited use in evaluating our historical performance and comparing it to other periods.

        We restated our previously issued interim and annual financial statements. See note 2 to the consolidated financial statements and note 2 to the unaudited condensed consolidated financial statements for information regarding the restatements. Accordingly, certain amounts and explanations included in Management's Discussion and Analysis of Financial Condition and Results of Operations have been amended.

Components of Revenues and Expenses

  Total revenues

        Our primary source of revenue is the sale of ethanol. Sales of ethanol accounted for 90.1% of our total revenues in 2004, 89.1% of our total revenues in 2005 and 91.1% of our total revenues for the six months ended June 30, 2006. We also receive revenue from the sale of distillers grains, which are a residual coproduct of the processed corn and sold as animal feed. The selling prices we realize for our ethanol are largely determined by the market supply and demand for ethanol, which, in turn, is influenced by industry factors over which we have little if any control. See "Industry Outlook."

        Ethanol prices are extremely volatile. In early 2005, ethanol prices decreased due to a perceived over-supply of ethanol, which had a negative effect on our operating results in the first quarter of 2005. Since that time, ethanol prices have recovered due to increased gasoline prices, legislative changes and continued oil refining capacity shortages, resulting in an average realized price for the first six months of 2006 that is $0.56 per gallon higher than for the comparable period of the prior year. The ethanol Bloomberg rack price rose from $1.19 per gallon in May 2005 to $1.84 per gallon at December 31, 2005, and was $2.60 per gallon at July 31, 2006. The following table provides information on ethanol rack prices for the periods shown.

Ethanol Prices $/Gallon (January 2000 - July 2006)

Source:	Bloomberg.
Note:	Ethanol prices are average rack prices.

  Cost of goods sold and gross profit

        Our gross profit is derived from our total revenues less our cost of goods sold. Our cost of goods sold is affected by the cost of corn and natural gas. Both corn and natural gas are subject to volatile market conditions as a result of weather, market demand, regulation and general economic conditions.

        We define our net corn cost as the cost of corn less distillers grains sales. We define our net cost of goods sold as cost of goods sold less distillers grains sales.

        Corn is our most significant raw material cost. The price of corn is influenced by weather conditions and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local demand and supply. The spot price of corn tends to rise during the Spring planting season in May and June and tends to decrease during the Fall harvest in October and November. The following table provides information on corn prices for the periods shown.

Corn $/Bushel (January 2000 - July 2006)

Source:	Goldman Sachs Commodity index, corn spot prices.

        We purchase natural gas to power steam generation in our ethanol production process and to dry our distillers grains. Natural gas represents our second largest operating cost after corn and natural gas prices are extremely volatile. The following table provides information on natural gas prices for the periods shown.

Natural Gas $/MMBTU (January 2000 - July 2006)

Source:	Factset Henry Hub spot prices.

        Freight consists of the cost to transport ethanol to market, including freight tariffs to railroads. Key drivers include freight tariffs charged by railroads, the number of gallons shipped by us and the distance to market. Other cost of goods sold primarily consists of our cost of chemicals, depreciation, manufacturing and rail car expenses.

        The following table provides our cost of goods sold for each of these costs, and the percentage they represented of total revenues, for the periods shown.

	Year Ended December 31,						Six Months Ended June 30,
	2003		2004		2005		2005		2006
	(dollars in thousands)

Total revenues	$—	—%	$8,317	100.0%	$89,121	100.0%	$33,443	100.0%	$94,559	100.0%

Corn	—	—	4,905	59.0	34,731	39.0	15,180	45.4	32,564	34.4
Natural gas	—	—	1,078	13.0	11,877	13.3	4,251	12.7	9,820	10.4
Freight	—	—	353	4.2	7,303	8.2	2,341	7.0	6,066	6.4
Other	—	—	1,518	18.3	13,359	15.0	5,560	16.6	14,042	14.9

Total cost of goods sold	$—	—%	$7,854	94.4%	$67,270	75.5%	$27,332	81.7%	$62,492	66.1%

  Spread between ethanol and corn prices

        Our gross margins depend principally on our crush spread—the difference between the price of a gallon of ethanol and the price of the amount of corn required to produce a gallon of ethanol. Using dry mill technology, each bushel of corn produces approximately 2.8 gallons of ethanol.

        In recent periods, the spread between ethanol and corn prices has been at historically high levels, driven in large part by high oil prices and historically low corn prices resulting from continuing record corn yields and acreage. Any increase or reduction in the spread between ethanol and corn prices, whether as a result of changes in the price of ethanol or corn, will have an effect on our financial performance.

        The following graph sets forth the crush spread for recent periods and illustrates the volatility in ethanol and corn market prices and the impact of that volatility on the crush spread.

Crush Spread $/Gallon (January 2000 - July 2006)

Source:	Goldman Sachs Commodity index, corn spot prices. Bloomberg average ethanol rack prices.
Note:	Crush Spread = Ethanol price per gallon - (Corn price per bushel/2.8)

  Selling, general and administrative expenses

        Selling, general and administrative expenses consist of salaries and benefits paid to our administrative employees, expenses relating to third-party services, insurance, travel, marketing and other expenses. We expect selling, general and administrative expenses to increase significantly in connection with our expansion, which will require us to hire more personnel. We also anticipate incurring additional expenses of approximately $2.0 million as a public company following the completion of this offering as a result of additional legal and corporate governance expenses, including: costs associated with compliance with Section 404 of the Sarbanes-Oxley Act; salary and payroll-related costs for additional accounting staff; and listing and transfer agent fees. The following table provides information on the amount of our selling, general and administrative expenses for each of these costs and the percentage of total revenues for each of these costs for the periods shown.

	Year Ended December 31,						Six Months Ended June 30,
	2003		2004 (Restated)		2005 (Restated)		2005		2006
	(dollars in thousands)

Total revenues	$—	—%	$8,317	100.0%	$89,121	100.0%	$33,443	100.0%	$94,559	100.0%

Depreciation and amortization	—	—	3	0.0	30	0.0	4	0.0	28	0.0
Third party services	—	—	659	7.9	1,773	2.0	785	2.3	1,432	1.5
Salaries and benefits	1	—	235	2.8	983	1.1	317	0.9	827	0.9
Other	—	—	433	5.2	1,494	1.7	1,119	3.3	520	0.5

Total selling, general and administrative expenses	$1	—%	$1,330	16.0%	$4,280	4.8%	$2,225	6.7%	$2,807	3.0%

  Miscellaneous income

        Substantially all of our miscellaneous income was derived through the CCC Bioenergy Program, a government program established through the United States Department of Agriculture that provided cash payments for companies that generate increases in bioenergy production, such as ethanol, from previous production levels. We do not expect any further income attributable to this program.

Results of Operations

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

  Total revenues

        Total revenues for the first half of 2006 increased $61.1 million, or 182.7%, to $94.6 million from $33.4 million for the first half of 2005. The increase in total revenues was primarily the result of a 112.6% increase in the total gallons of ethanol sold, from 20.9 million gallons of ethanol in the first half of 2005 to 44.4 million gallons of ethanol in the first half of 2006, as well as increased ethanol prices in the second half of 2006. The average price realized on our sales of ethanol in the first half of 2006 increased to $1.94 per gallon, or 40.8%, from $1.38 per gallon for the first half of 2005. Accordingly, sales of ethanol for the first half of 2006 increased $57.4 million, or 199.4%, to $86.1 million from $28.8 million for the first half of 2005. Total revenues from distillers grains for the first half of 2006 increased $3.8 million, or 80.3%, to $8.4 million from $4.7 million for the first half of 2005. We sold 121,632 tons of distillers grains in the first half of 2006, an increase of 53,689 tons, or 79.0%, from 67,943 tons of distillers grains in the first half of 2005. Prices per ton of distillers grains averaged $69.31 in the first half of 2006, compared to $68.83 in the first half of 2005.

  Cost of goods sold and gross profit

        Corn costs for the first half of 2006 increased $17.4 million, or 114.5%, to $32.6 million from $15.2 million for the first half of 2005. Corn represented 52.1% of our cost of goods sold for the first half of 2006, compared to 55.5% for the first half of 2005. Our net corn costs (net of distillers grains sales) represented 44.6% of our net cost of goods sold for the first half of 2006, compared to 46.4% for the first half of 2005. Our average cost per bushel of corn was unchanged in the first half of 2006 compared to the first half of 2005. We used 16.0 million bushels of corn in the first half of 2006, an increase of 8.5 million bushels, or 114.6%, from 7.4 million bushels purchased in the first half of 2005.

        Natural gas costs for the first half of 2006 increased $5.6 million, or 131.0%, to $9.8 million from $4.3 million for the first half of 2005. Natural gas costs for the first half of 2006 represented 15.7% of our cost of goods sold, compared to 15.6% of our cost of goods sold for the first half of 2005. The increased cost of natural gas as a percentage of our cost of goods sold was primarily attributable to increased natural gas prices during the year. The average price for natural gas increased 10.3% from $7.04 to $7.77 per MMBTU in 2006, as a result of supply disruptions from the summer 2005 hurricanes and overall economic conditions. We purchased 1,263,720 MMBTU of natural gas in the first half of 2006, an increase of 660,096 MMBTU, or 109.4%, from 603,624 MMBTU in the first half of 2005.

        Freight costs for the first half of 2006 increased $3.7 million, or 159.1%, to $6.1 from $2.3 million for the first half of 2005. Other cost of goods sold for the first half of 2006 increased $8.5 million, or 152.6%, to $14.0 from $5.6 million for the first half of 2005. The increase in freight and other cost of goods sold as a percentage of our cost of goods sold was attributable to the relative decrease in the cost of corn as compared to freight costs and higher manufacturing and chemical costs as a result of increased production activity.

        Gross profit for the first half of 2006 increased $26.0 million, or 424.7%, to $32.1 million from $6.1 million for the first half of 2005.

  Selling, general and administrative expenses

        Selling, general and administrative expenses for the first half of 2006 increased $0.6 million, or 26.2%, to $2.8 million from $2.2 million for the first half of 2005. The increase was primarily the result of the growth of our management and administrative staff over the prior period due to the expansion of our Iowa Falls plant and the construction of our Fairbank plant.

  Operating gain

        Operating gain for the first half of 2006 increased $25.4 million to $29.3 million from $3.9 million for the first half of 2005. The increase was primarily the result of an increase in the average ethanol sales price, and an increase in gallons of ethanol sold.

  Other income (expense)

        Interest expense for the first half of 2006 increased $6.4 million, or 62.0%, to $16.8 million from $10.4 million for the first half of 2005. Interest expense included a write-off of debt placement costs associated with previous senior credit facilities in the amount of $8.0 million for the first half of 2006 and $1.0 million for the first half of 2005. In addition, interest was capitalized related to construction activities of $2.5 million for the first half of 2006 and $0.2 million for the first half of 2005. Interest income increased $0.2 million to $1.5 million for the first half of 2006 from $1.3 million for the first half of 2005. We recorded transaction expenses of $12.1 million related to the THL Partners Transactions in the first half of 2006 compared to no transaction expenses in the first half of 2005. Miscellaneous income for the first half of 2006 decreased $1.9 million to $0.2 million from $2.1 million for the first half of 2005, primarily due to a reduction in receipts from the United States Department of Agriculture under the CCC Bioenergy Program for the first half of 2006.

        We recorded a net loss from commodity option transactions of $0.6 million in the first half of 2006, compared to no gain or loss for the first half of 2005. See "—Summary of Critical Accounting Policies and Estimates—Derivative Instruments and Hedging Activities."

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

        As noted above, our Iowa Falls plant did not commence operations until November 2004, and we were in the development stage for substantially all of 2004. As a result, changes in 2005 compared to 2004 of the dollar amounts, quantities and volumes are primarily attributable to the differing levels of operating activity.

  Total revenues

        Total revenues for 2005 increased $80.8 million to $89.1 million from $8.3 million for 2004. The increase in total revenues was primarily the result of an increase in the total gallons of ethanol that we sold, from 4.6 million gallons of ethanol in 2004 to 48.3 million gallons of ethanol in 2005, mainly because of the increased number of months of activity in 2005 compared to 2004. The average price realized on our sales of ethanol increased to $1.65 per gallon for 2005 from $1.63 per gallon for 2004 due to market conditions. Total revenues from ethanol for 2005 increased $71.9 million to $79.4 million from $7.5 million for 2004. Total revenues from distillers grains for 2005 increased $8.9 million to $9.7 million from $0.8 million for 2004. We sold 143,828 tons of distillers grains in 2005, an increase of 128,904 tons from 14,924 tons of distillers grains in 2004. Prices per ton of distillers grains averaged $67.41 in 2005, compared to $55.36 in 2004.

  Cost of goods sold and gross profit

        Corn costs for 2005 increased $29.8 million to $34.7 million from $4.9 million for 2004. Corn represented 51.6% of our cost of goods sold in 2005, compared to 62.5% in 2004. Our net corn costs represented 43.5% of our net cost of goods sold for 2005, compared to 58.0% for 2004. Our average cost per bushel of corn decreased 34.1% in 2005 compared to 2004. We purchased 17.2 million bushels of corn in 2005, an increase of 15.6 million bushels from 1.6 million bushels in 2004.

        Natural gas costs for 2005 increased $10.8 million to $11.9 million from $1.1 million for 2004. Natural gas costs represented 17.7% of our cost of goods sold for 2005, compared to 13.7% of our cost of goods sold for 2004. The increased cost of natural gas as a percentage of our cost of goods sold was primarily attributable to increased natural gas prices during the year. The average price for natural gas increased 25.9% for 2005 from 2004, as a result of colder than average weather conditions and overall economic conditions. We purchased 1.4 million MMBTU of natural gas in 2005, an increase of 1.2 million MMBTU from 0.2 million MMBTU in 2004.

        Freight costs for 2005 increased $6.9 million to $7.3 million from $0.4 million for 2004. The increase in freight as a percentage of our cost of goods sold was primarily attributable to an increase in gallons shipped and higher railroad tariffs. Other cost of goods sold for the first half of 2006 increased $11.8 million, to $13.4 million from $1.5 million for 2004. The increase in other cost of goods sold as a percentage of our cost of goods sold was primarily attributable to higher chemical costs.

        Gross profit for 2005 increased $21.4 million to $21.9 million from $0.5 million for 2004.

  Selling, general and administrative expenses

        Selling, general and administrative expenses for 2005 increased $2.9 million to $4.3 million from $1.3 million for 2004. The increase was primarily a result of a full year of operation of the Iowa Falls plant in 2005, compared to two months of operation in 2004, as well as an increase in salaries and benefits reflecting growth of our management and administrative staff over the prior period in anticipation of the expansion of our Iowa Falls plant and construction of our Fairbank plant.

  Operating gain

        Operating gain for 2005 was $17.6 million. We recorded an operating loss in 2004, during the start-up of our Iowa Falls plant.

  Other income (expense)

        Interest expense increased $16.5 million for 2005 to $17.3 million from $0.9 million for 2004 due primarily to higher outstanding debt levels related to our plant construction activities. Interest income increased $3.2 million for 2005 to $3.3 million from $0.1 million for 2004. Interest income relates principally to earnings on construction funds. Miscellaneous income in 2005 was $5.0 million and was derived from the USDA CCC Bioenergy Program.

        We recorded a net gain from commodity option transactions of $49,000 in 2005, compared to a loss of $0.6 million in 2004.

Liquidity and Capital Resources

        Our principal sources of liquidity consist of cash and cash equivalents, restricted cash, cash provided by operations and available borrowings under our credit facilities. In addition to funding operations, our principal short-term and long-term liquidity needs have been, and are expected to be, the debt service requirements of our indebtedness, the construction of new facilities, capital expenditures and general corporate purposes. As a result of the Conversion, we will become subject to income tax.

        We expect that, as a result of the THL Partners Transactions and the Conversion, the tax basis of our tangible and intangible assets will be increased to reflect their fair market value at the time of the THL Partners Transactions. We anticipate that this increase in tax basis will reduce the amount of United States federal income tax that we might otherwise be required to pay in the future. We expect that the benefit of the increased tax basis, after taking into account payments made under the tax receivable agreement described below, will reduce our tax payments, from the amount we would have had if we had not had any step up in basis, by up to $157 million in the aggregate over 15 years. The actual amount and timing of any benefit we may realize is uncertain and will depend on a number of factors, including the amount and timing of taxable income we generate in the future and the value of our individual assets. We may not realize such tax benefits in the timeframe anticipated or at all.

        In connection with the Conversion, we will enter into a tax receivable agreement with our pre-IPO stockholders that will require us to pay 50% of any tax savings that result from the increase in the tax basis of our assets attributable to the THL Partners Transactions and the Conversion and 100% of any tax savings that result from increased tax basis in our assets and imputed interest deductions attributable to payments we make under the tax receivable agreement. We expect to make payments under the tax receivable agreement on a quarterly basis over the period in which tax savings are realized, which is expected to be 15 years. While the actual amount and timing of payments under the tax receivable agreement will depend upon a number of factors, including the amount and timing of taxable income we generate in the future, the value of our individual assets, the portion of our payments under the tax receivable agreement constituting imputed interest and increases in the tax basis of our assets resulting from payments under the tax receivable agreement to Hawkeye Holdings, L.L.C., we expect that the payments that may be made to our pre-IPO stockholders could be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased amortization of our assets, we expect that future payments to our pre-IPO stockholders could range from approximately $12.0 million to $16.0 million per year over the expected 15-year term of the tax receivable agreement. The aggregate amount of payments under the tax receivable agreement is expected to be $222.1 million, of which $10.5 million is expected to be payable over the course of the next year. See "Risk Factors—Risks Relating to Our Business and Industry—In connection with the Conversion, we will enter into a tax receivable agreement obligating us to pay our current owners amounts equal to certain tax benefits we receive as a result of the Transactions" and "Certain Relationships and Related Transactions—Tax Receivable Agreement" for further discussion of the tax receivable agreement.

        We will record the aggregate amount of payments under the tax receivable agreement to reflect our estimate of our liability to our pre-IPO stockholders and will decrease retained earnings by the same amount. We also will record a deferred tax asset of $59.3 million ($0.3 million of which is current) based on the difference between the book basis and tax basis of our liability under the tax receivable agreement. As each payment is made under the tax receivable agreement, the cash outflows will be reflected as a decrease in our obligation under the tax receivable agreement, and the deferred tax asset will decline as the difference between the book basis and tax basis of our liability under the tax receivable agreement declines. The tax receivable agreement will not affect our statement of operations. Payments under the tax receivable agreement will be reflected in our statement of cash flows as a use of cash in operating activities. The deferred tax asset that we will establish will result in book tax expense exceeding cash tax expense for the periods that payments are made under the tax receivable agreement. This will be reflected in our statement of cash flows as a source of cash from operating activities. Although these pro forma adjustments reflect detailed estimates, the estimates remain subject to certain variables, such as the amount and timing of taxable income we generate in the future, the value of our individual assets, the amount of imputed interest and increases in the tax basis of our assets resulting from payments to Hawkeye Holdings, L.L.C. and the effective tax rate during the amortization period. If these variables depart materially from the expectations underlying our estimates, the amounts set forth in the pro forma adjustments, and particularly the adjustment to our amount of our liability to our pre-IPO stockholders under the tax receivable agreement, could increase or decrease.

        We financed our operations for 2005 primarily through cash provided by financing activities. At December 31, 2005, we had total cash of $101.4 million, of which $76.9 million consisted of escrow accounts and restricted cash, compared to $3.8 million at December 31, 2004. Cash provided by operating activities was $8.2 million for 2005 compared to cash used in operating activities of $2.1 million for 2004. The change in operating cash flow was primarily a result of including a full year's production of our Iowa Falls plant in 2005.

        Cash used in investing activities was $166.9 million for 2005 compared to $51.0 million for 2004. The increase primarily resulted from capital spending related to construction activities for the Iowa Falls expansion and the Fairbank plant construction.

        Cash provided by financing activities was $179.5 million for 2005 compared to $56.9 million for 2004. The increase primarily resulted from the proceeds to us of $185.0 million from the 2005 senior secured term loan facility, partially offset by principal repayments on long-term debt of $24.2 million.

        As of December 31, 2005, we had total liabilities of $267.2 million.

        Our financial position and short-term and long-term liquidity needs are, and will be, influenced by a variety of factors, including:

  •
  our ability to generate cash flows from operations;

  •
  the level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness; and

  •
  our capital expenditure requirements, which consist primarily of plant construction and the purchase of equipment.

  The Transactions

        The Transactions will have a significant impact on our liquidity and capital resources. In connection with the THL Partners Transactions we assumed liability for $650.0 million in new senior secured term loan facilities that replaced our existing $185.0 million term loan facility and $55.6 million subordinated notes. We refer to our $650.0 million senior secured term loan facilities and our senior secured revolving credit facility together as the 2006 senior secured credit facilities. Our new senior secured credit facilities consist of:

  •
  a $500.0 million first lien term loan facility;

  •
  a $50.0 million first lien revolving credit facility, up to $20.0 million of which is available in the form of letters of credit and up to $10.0 million of which is available in the form of swingline loans; and

  •
  a $150.0 million second lien term loan facility.

In addition, our 2006 senior secured credit facilities provide that Hawkeye Renewables, LLC may request up to $100.0 million in incremental facilities in the form of first lien term loans, first lien revolving loans or a combination of both. The lenders under our 2006 senior secured credit facilities have not committed to provide such incremental facilities.

        Our 2006 senior secured credit facilities were used to finance the THL Partners Transactions and to pay related fees, expenses and premiums. Our first lien revolving credit facility is also available, subject to certain conditions, for our working capital and general corporate purposes. Amounts repaid under our first lien revolving credit facility may be reborrowed.

        Interest under our 2006 senior secured credit facilities is based upon either the applicable London Interbank Offered Rate, or LIBOR, or an alternate base rate, or ABR, that is a rate per annum equal to the greater of the prime rate announced from time to time by Credit Suisse at its principal office in New York City and the federal funds effective rate plus 0.50%. Borrowings under our first lien term loan facility bear interest at an annual rate of, at our option, LIBOR plus 4.00% or ABR plus 3.00%. Borrowings under our first lien revolving credit facility bear interest at an annual rate of, at our option, LIBOR plus 4.00% or ABR plus 3.00%. Borrowings under our second lien term loan facility bear interest at an annual rate equal to, at our option, LIBOR plus 7.25% or ABR plus 6.25%. Interest on our 2006 senior secured credit facilities is payable (i) with respect to any ABR loan, no less frequently than quarterly and (ii) with respect to any LIBOR loan, the last day of the interest period applicable to the borrowing of which such LIBOR loan is a part and, in the case of a LIBOR borrowing with an interest period of more than three months' duration, each day that would have been an interest payment date had successive interest periods of three months' duration been applicable to such borrowing.

        Under our first lien revolving credit facility, we pay a quarterly commitment fee equal to 0.50% per annum of the average daily amount of any undrawn commitment under that facility during the preceding quarter, subject to a step-down.

        Amortization payments in respect of our first lien term loan facility become due in quarterly installments of $1.25 million on the last day of each March, June, September and December, beginning on September 30, 2006 and continuing through March 31, 2012. On June 30, 2012, our first lien term loan facility will mature and all amounts outstanding thereunder shall be due in full. Our first lien revolving credit facility matures on June 30, 2011 and all amounts outstanding thereunder shall be due in full on such date. There is no amortization on our second lien term loan facility, which matures on June 30, 2013 and all amounts outstanding thereunder shall be due in full on such date.

        We are required to make mandatory prepayments of borrowings under our 2006 senior secured credit facilities with:

  •
  the proceeds from specified asset sales (subject to reinvestment of such proceeds in assets of a kind then used or usable in the business of Hawkeye Renewables, LLC and its subsidiaries);

  •
  the proceeds from the incurrence of specified additional debt;

  •
  50% of excess cash flow from each fiscal year, subject to a step-down; and

  •
  in the case of our first lien credit facilities only, with the net cash proceeds from this offering and any other offering of our equity securities in an amount equal to $50 million.

These mandatory prepayments first must be applied to prepay principal amounts we owe under our first lien term loan facility, second to prepay principal amounts we owe under our first lien revolving credit facility, and third (other than prepayments from the net cash proceeds of this offering) to prepay principal amounts we owe under our second lien term loan facility. We may prepay amounts outstanding under our 2006 senior secured credit facilities at any time at a price equal to the principal amount, subject to customary breakage costs, except that any prepayments of our second lien term loan facility occurring prior to June 30, 2007, must be made at a price equal to 101% of the principal amount being prepaid.

        Our 2006 senior secured credit facilities contain customary affirmative and negative covenants and requirements affecting Hawkeye Intermediate, LLC and its subsidiaries. Our 2006 first lien credit facilities also require that Hawkeye Intermediate, LLC and its subsidiaries meet the following financial covenants:

  •
  a minimum ratio of covenant EBITDA to consolidated interest expense for any four fiscal quarter period ended on or prior to December 31, 2008, of 1.50 to 1.00, from January 1, 2009, through December 31, 2010, of 1.75 to 1.00 and, after December 31, 2010, of 2.00 to 1.00;

  •
  a maximum ratio of total debt to covenant EBITDA for any four fiscal quarter period ended on or prior to December 31, 2008, of 6.50 to 1.00, from January 1, 2009, through December 31, 2010, of 6.00 to 1.00 and, after December 31, 2010, of 5.50 to 1.00; and

  •
  a limitation on the aggregate amount of capital expenditures of $10.0 million per year, increased by the average annual amount of capital expenditures of acquired entities or businesses, with carry forwards and pull backs; this limitation also includes exceptions for capital expenditures that do not exceed $175.0 million in the aggregate and are made in connection with the construction and startup of one or more new ethanol plants, that are funded with $150.0 million of proceeds from this offering, that are funded with proceeds of future issuances of equity interests, senior indebtedness or subordinated indebtedness permitted under the 2006 senior secured credit facilities and that are in an amount not exceeding the amount of cumulative excess cash flow; immediately following this offering, based on the expected use of proceeds our capital expenditure limitation will be $385.0 million.

Our 2006 second lien term loan facility also requires that Hawkeye Intermediate, LLC and its subsidiaries meet a maximum ratio of total debt to covenant EBITDA covenant for any four fiscal quarter period ended on or prior to December 31, 2008, of 7.00 to 1.00, from January 1, 2009 through December 31, 2010, of 6.75 to 1.00 and, after December 31, 2010, of 6.50 to 1.00.

        Our 2006 senior secured credit facilities allow us to cure some breaches of our financial covenants by contributing equity to Hawkeye Renewables, LLC.

        For more information about our 2006 senior secured credit facilities, see "Description of Indebtedness."

        Also, following the Conversion we will become subject to entity level income taxes on our future profits and will be required to make payments under a tax receivable agreement. The 2006 senior secured credit facilities will result in higher debt service requirements than historically have been required and we will have tax obligations, including obligations under the tax receivable agreement, to which we have not historically been subject.

        Upon completion of the Transactions, we will also have proceeds from this offering that will be held to fund in part our expansion plans and be available for general corporate purposes. As of June 30, 2006, we would have had total liabilities of $679.9 million and cash (excluding restricted cash) of $151.6 million on a pro forma basis after giving effect to the Transactions (but prior to the distribution of $     million to $     million in the aggregate).

        We intend to fund our principal liquidity requirements through cash and cash equivalents, cash provided by operations and borrowings under our new revolving credit facility. We believe our sources of liquidity will be sufficient to meet the cash requirements of our operations for at least the next 12 months.

        We may choose to finance new facilities, finance any material acquisitions or joint ventures or make additional capital expenditures with cash on hand, cash provided by operations, the proceeds of this offering or the issuance of additional equity or debt. Acquisitions or further expansion of our operations could cause our indebtedness, and our ratio of debt to equity, to increase. Our ability to access these sources of capital will be restricted by the terms of the new credit agreement governing our 2006 senior secured credit facilities. See "Risk Factors—Risks Related to Our Business and Industry—We may not be able to implement our expansion strategy."

Covenant Compliance Under 2006 Senior Secured Credit Facilities

        The parties to the 2006 senior secured credit facilities determined through negotiation that covenant EBITDA for the 12 months ended June 30, 2006 would be deemed to be $182.8 million or $47.2 million for the quarter then-ended. We are not required to comply with the financial covenants until September 30, 2006. For each successive quarter, covenant EBITDA will be determined by adjusting EBITDA to eliminate fees incurred in connection with the THL Partners Transactions and other equity or debt issuances, non-cash charges of up to $3.5 million per quarter or non-cash charges that are incurred in connection with permitted acquisitions or mergers and other non-cash income or expenses, as more particularly defined in our 2006 senior secured credit facilities. As of June 30, 2006, we were deemed to be in compliance with the covenants under our 2006 senior secured credit facility. Our ratio of covenant EBITDA to consolidated interest expense, on a pro forma basis giving effect to the THL Partners Transactions and assuming covenant EBITDA of $182.8 million was 2.77 to 1.00 and our ratio of total debt to covenant EBITDA was 3.55 to 1.00. This deemed covenant EBITDA was negotiated with the lenders under our 2006 senior secured credit facilities and differs materially from our actual results. For a reconciliation of net income to EBITDA, see footnote 5 above under "Selected Consolidated Historical Financial Data."

  2005 Senior Secured Term Loan Facility

        On February 24, 2005, we entered into a credit agreement establishing a $185.0 million senior secured term loan facility, the proceeds of which were used to finance the expansion of the Iowa Falls plant and construction of the Fairbank plant, to pay down an existing bank loan of $24.2 million associated with the Iowa Falls plant, to fund a 12-month debt service reserve, to pay fees and expenses related to the senior secured term loan facility and the credit agreement and to fund other transaction expenses.

        In connection with the THL Partners Transactions, we repaid and retired the $185.0 million senior secured term loan facility under our 2005 credit agreement.

        Our obligations under the credit agreement were secured by substantially all of our assets and contained prepayment penalties. We were obligated to apply a portion of our excess cash flow to principal payments in order to meet the schedule of maximum outstanding debt levels. The term loan facility bore interest at a six-month LIBOR rate plus 2.875%.

Capital Expenditures

        Not including expenditures related to our planned new facilities and acquisition of additional capacity, we expect to make capital expenditures of approximately $1.2 million and $1.7 million in 2006 and 2007, respectively, related to our existing facilities. We expect to fund our growth strategy with $150 million of proceeds from this offering, additional debt or equity financings and the portion of our operating cash flow that is not required to be used to repay debt or proceeds for working capital.

Contractual Obligations

        The following summarizes our contractual obligations, in thousands, as of December 31, 2005.

Type of Obligation	2006	2007	2008	2009	2010	Thereafter	Total
Long-term debt obligations(1)	$20,058	$21,139	$71,453	$16,082	$33,691	$190,614	$353,036
Capital lease obligations	120	102	2	—	—	—	223
Operating lease obligations	3,400	3,400	3,361	3,320	3,166	4,663	21,309
Purchase obligations	72,376	788	750	750	750	—	75,414

Total contractual obligations	$95,953	$25,428	$75,566	$20,152	$37,606	$195,277	$449,982

(1)
Assumes interest payments at a rate of 7.835%, which represents a blended rate LIBOR of 4.96%, based on a blend of current LIBOR and market swap rates to reflect that 75% of our long-term debt is subject to swaps, plus a fixed spread of 2.875%

        The following summarizes our contractual obligations, in thousands, on a pro forma basis as of June 30, 2006, assuming the Transactions had been completed as of such date.

Type of Obligation	2006	2007	2008	2009	2010	Thereafter	Total
Long-term debt obligations(1)	$34,241	$67,603	$67,291	$66,638	$66,155	$687,375	$989,303
Capital lease obligations	80	146	105	105	105	136	677
Operating lease obligations	1,820	3,640	3,602	3,411	3,169	4,664	20,306
Purchase obligations	32,652	1,237	—	—	—	—	33,889
Other liabilities(2)	3,968	13,352	12,840	12,690	13,907	165,337	222,094

Total contractual obligations	$72,761	$85,978	$83,838	$82,844	$83,336	$857,512	$1,266,269

(1)
Assumes interest payments of 9.653% on the first lien term loan facility (LIBOR+400 basis points) and 12.919% on the second lien term loan facility (LIBOR+725 basis points). LIBOR was assumed to be 5.653% for the 6-year term of the first lien term loan facility and 5.669% for the 7-year term of the second lien term loan facility based on market swap rates.

(2)
Reflects amounts payable under the tax receivable agreement, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased amortization of our assets. See "Certain Relationships and Related Transactions—Tax Receivable Agreement."

Off-Balance Sheet Arrangements

        We had no off-balance sheet arrangements as of June 30, 2006.

Quantitative and Qualitative Disclosures about Market Risk

  Market Risk

        We consider market risk to be the potential loss arising from adverse changes in market rates and prices. We are subject to significant market risk with respect to the price of ethanol, our principal product, and the price and availability of corn, the principal commodity used in our ethanol production process. In general, ethanol prices are influenced by the supply and demand for gasoline, the availability of substitutes and the effect of laws and regulations. Higher corn costs result in lower profit margins and, therefore, represent unfavorable market conditions. We are not able to pass along increased corn costs to our ethanol customers. The availability and price of corn are subject to wide fluctuations due to unpredictable factors such as weather conditions during the corn growing season, carry-over from the previous crop year and current crop year yield, government policies with respect to agriculture, and international supply and demand. Corn costs represented approximately 51.6% of our total cost of goods sold for 2005 and 52.1% of our cost of goods sold for the six months ended June 30, 2006. Over the ten-year period from 1996 through 2005, corn prices (based on the CBOT daily futures data) have ranged from a low of $1.75 per bushel in 2000 to a high of $5.48 per bushel in 1996, with prices averaging $2.47 per bushel during this period. At June 30, 2006, the CBOT price per bushel of corn was $2.26.

        We are also subject to market risk with respect to our supply of natural gas that is consumed in the ethanol production process. Natural gas prices and availability are affected by weather conditions and overall economic conditions. Natural gas represented 17.7% of our cost of goods sold for 2005 and 15.7% of our cost of goods sold for the six months ended June 30, 2006. The price of natural gas over the six-year period from December 31, 1999 through December 28, 2005, based on the NYMEX daily futures data, has ranged from a low of $1.69 per MMBTU in 2001 to a high of $18.66 per MMBTU in 2003, averaging $5.67 per MMBTU during this period. At June 30, 2006, the NYMEX price of natural gas was $6.10 per MMBTU.

        To reduce price risk caused by market fluctuations in the commodities we use and sell, as well as interest rates, we may enter into exchange-traded commodities futures, options and interest rate swaps. These hedging arrangements also expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its obligations under the contract or there is a change in the expected differential between the underlying price in the hedging agreement and the actual price of the commodities.

        Periodically, we use exchange traded options or futures contracts to reduce our exposure to various commodity market risks. We have elected not to adopt hedge accounting for any futures contracts that may otherwise qualify for hedge accounting under Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended (SFAS No. 133). Accordingly, any realized or unrealized gain or loss related to these derivative financial instruments is recorded as gain or loss on the income statement. We realized a net gain of $49,000 on commodity option transactions for the year ended December 31, 2005. In addition, in 2005 we entered into an interest rate swap to minimize the impact of interest rate changes, which also is not accounted for under hedge accounting. All gains or losses therefore are included in interest expense on the income statement.

        As part of normal business operations we enter into corn purchase contracts with local farmers for bushels of corn to be used in the production of ethanol. We have marked these contracts to market as required under SFAS No. 133 with the change in market value reflected in cost of goods sold. As of December 31, 2005, the contracts were recorded as a liability of $585,000. Also in the normal course of business operations, we enter into sales contracts for the future delivery of ethanol and distillers grains. We have concluded that these contracts do not meet the definition of a derivative under SFAS No. 133 as there is no ability for net settlement. These contracts are shown as commitments in note 7 to our consolidated financial statements for the year ended December 31, 2005.

        We have prepared a sensitivity analysis to estimate our exposure to market risk with respect to our corn and natural gas requirements, ethanol and distillers grains contracts and the related exchange-traded contracts for 2005. Market risk is estimated as the potential loss in fair value, resulting from a hypothetical 10.0% adverse change in the fair value of our corn and natural gas requirements and ethanol and distillers grains contracts (based on average prices for 2005). The results of this analysis, which may differ from actual results, are as follows:

	2005 Volume	Units	Hypothetical Adverse Change in Price	Change in annual gross margin
	(in millions)			($ in millions)
Corn	17.2	bushels	10.0%	3.5
Ethanol	48.3	gallons	10.0%	7.9
Distillers grains	0.144	tons	10.0%	1.0
Natural gas	1.4	MMBTU	10.0%	1.2

        We will be subject to interest rate risk in connection with our 2006 senior secured credit facilities. Borrowings under our first lien term loan facility bear interest at an annual rate of, at our option, LIBOR plus 4.00% or ABR plus 3.00%. Borrowings under our first lien revolving credit facility bear interest at an annual rate of, at our option, LIBOR plus 4.00% or ABR plus 3.00%, subject to a step-down. Borrowings under our second lien term loan facility bear interest at an annual rate equal to, at our option, LIBOR plus 7.25% or ABR plus 6.25%. In connection with the THL Partners Transactions, we assumed $650.0 million under the 2006 senior secured term loan facilities. As a result, a hypothetical increase in interest rates of 100 basis points would increase our annual interest expense by $6.5 million and would have a material effect on our annual interest expense.

        In 2005, we entered into an interest rate swap to minimize the impact of interest rate changes, which also is not accounted for under hedge accounting, and therefore all gains or losses are included in interest expense on the income statement. We fixed the interest rate on a notional amount of variable debt at 4.205%. Under the terms of the interest rate swap, we receive variable interest rate payments and make fixed interest rate payments, thereby creating the equivalent of fixed-rate debt on that portion of the debt. Generally, the fair value to us of fixed interest rate debt will decrease as interest rates fall and increase as interest rates rise. Starting in 2007, the notional amount will be reduced quarterly though the end of the swap on July 31, 2010. The swap transaction resulted in an asset of $2.1 million at December 31, 2005 based on our favorable position of the locked-in fixed rate compared to variable rates at December 31, 2005. The swap transaction was terminated on June 30, 2006, upon the closing of the THL Partners Transactions.

Hedging and Other Risk Mitigation Strategies

        We seek to mitigate our exposure to commodity price fluctuations by purchasing forward a portion of our corn and natural gas requirements on a fixed-price basis and by purchasing corn futures contracts. We attempt to match the volume and timing of forward corn purchases and futures with our ethanol sales contracts. To mitigate ethanol and distillers grain price risk, we sell a portion of our production forward under fixed-price contracts. We believe our strategy of managing exposure to commodity price fluctuations will reduce somewhat the volatility of our results by creating a fixed crush spread for a portion of our production, but will also reduce our ability to benefit from favorable changes in prices.

        A substantial number of our ethanol sales contracts are based on contracting periods that range from six to 12 months. These contracts are typically entered into months before the contract commences. Our raw materials purchases are forecasted to take into account our expected production of ethanol and distillers grains.

        As of December 31, 2005, approximately 64% and 16%, respectively, of our estimated ethanol and distillers grains production for 2006 was subject to fixed-price contracts, and we had contracted forward on a fixed-price basis the following quantities of corn and natural gas:

Year Ending December 31, 2006
Corn (bushels)	5,072,956
Natural gas (MMBTU)	236,000

Summary of Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements included in this prospectus, which have been prepared in conformity with GAAP. Note 1 to our consolidated financial statements for 2003, 2004 and 2005 included elsewhere in this prospectus contains a summary of our significant accounting policies, many of which require the use of estimates and assumptions. Accounting estimates are an integral part of the preparation of financial statements and are based upon management's current judgment. The process used by management in making judgments encompasses its knowledge and experience about past and current events and certain assumptions regarding future events. The judgments and estimates reflect the effects of matters that are inherently uncertain and that affect the carrying value of our assets and liabilities. We believe that of our significant accounting policies, the following are noteworthy because changes in these estimates or assumptions could materially affect our financial position and results of operations.

Hawkeye Holdings, L.L.C.

  Recoverability of Long-Lived Assets

        Hawkeye Holdings, L.L.C. has a substantial investment in property, plant and equipment. We record property, plant and equipment at cost. We recognize the cost of depreciable assets in operations over the estimated useful life of the assets, and we evaluate the recoverability of these assets whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.

        The assessment of the recoverability of long-lived assets reflects management's assumptions and estimates. Factors that management must assess in evaluating the recoverability of long-lived assets include whether or not circumstances require a formal evaluation and, if an impairment test is required, estimates of future sales volume, prices, inflation, discount rates and capital spending, among others. Significant management judgment is involved in assessing existing circumstances and estimating these factors, and they include inherent uncertainties. The measurement of the recoverability of long-lived assets is dependent upon the accuracy of the assumptions used in making these estimates and how the estimates compare to the eventual future operating performance of the enterprise. Certain of the operating assumptions are particularly sensitive to the developing nature of the ethanol business.

        We have not recognized any impairment of our long-lived assets during the period from our inception through June 30, 2006.

  Environmental Liabilities and Asset Retirement Obligation

        We also record accrued liabilities for various environmental matters when they are considered probable and estimable. The processes used to identify and estimate any such liabilities are complex. Accruals for environmental matters are based on estimates for the cost of remediation. In accordance with SFAS No. 5, Accounting for Contingencies, we are required to assess the likelihood of material adverse outcomes as well as potential ranges or probability of losses. We determine the amount of accruals required for contingencies, if any, after carefully analyzing each individual matter. The required accruals may change due to new developments in each matter. Actual costs to be incurred in future periods may vary from the estimates. Due to the inherent uncertainties related to environmental exposures, a liability could be required to be recorded if sites are identified to need environmental remediation, the scope of required remediation is increased, or our proportionate share of responsibility for a site is increased.

  Revenue Recognition and Customer Concentration

        Revenues are recorded when all of the following criteria are met: persuasive evidence of an arrangement exists, product has been shipped FOB shipping point, risk of loss has passed to the buyer, the price is fixed and determinable, and collectibility is reasonably assured. Shipping costs billed to customers are included gross in revenue and cost of sales. We have two customers, one of which accounts for all of our ethanol sales and the other of which accounts for all of our sales of distillers grains. See "Business—Marketing Arrangements".

  Derivative Instruments and Hedging Activities

        We account for derivatives and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

        Periodically, we use exchange traded options or futures contracts to reduce our exposure to various commodity market risks.

        In addition, we use variable-rate debt to finance our operations, which exposes us to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of our interest payments. To meet this objective, we enter into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk.

        The valuation of these financial instruments involves estimates and judgments and can be complex, as does the accounting and reporting of such instruments.

Hawkeye Holdings Inc.

        Following the completion of the Transactions described in this prospectus, we expect to identify accounting for income taxes, accounting for share-based payments and the carrying value of goodwill as critical accounting policies. However, these matters have not had any significant impact on the historical consolidated financial statements of Hawkeye Holdings, L.L.C. included in this prospectus.

Seasonality

        Our operating results are influenced by seasonal fluctuations in the price of our primary operating inputs, corn and natural gas, and the price of our primary product, ethanol. The spot price of corn tends to rise during the Spring planting season in May and June and tends to decrease during the Fall harvest in October and November. The price for natural gas, however, tends to move opposite that of corn and tends to be lower in the Spring and Summer and higher in the Fall and Winter. In addition, our ethanol prices are substantially correlated with the price of unleaded gasoline, which tends to rise during each of the Summer and Winter. As a result of seasonal fluctuations, we believe comparisons of operating measures between consecutive quarters may be not as meaningful as comparisons between longer reporting periods.

Inflation

        Since our inception, inflation has not significantly affected our operating results. Costs for construction, taxes, repairs, maintenance and insurance are all subject to inflationary pressures, however, and could affect our ability to maintain our facilities adequately, build new ethanol production facilities and expand our existing facilities.

Recently Issued Accounting Standards

        In December 2004, the Financial Accounting Standards Board—FASB—issued Statement No. 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under SFAS No. 151, such items will be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for us for inventory costs incurred on or after January 1, 2006. The adoption of SFAS No. 151 will not have a significant effect on our financial statements.

        In May 2005, FASB issued Statement No. 154, Accounting Changes and Error Corrections. SFAS No. 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. SFAS 154 will be effective for us for all accounting changes and any error corrections occurring after January 1, 2006.

        In March 2005, the FASB issued FASB Interpretation No. 47 Accounting for Conditional Asset Retirement Obligations (FIN 47) which requires conditional asset retirement obligations to be recognized if a legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation can be made. FIN 47 also provides guidance as to when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. We adopted the provisions of FIN 47 on December 31, 2005. No conditional asset retirement obligations were recognized and, accordingly, the adoption of FIN 47 had no effect on our financial statements.

        We do not expect that the adoption of other recent accounting pronouncements will have a material impact on our financial statements.

        Effective June 30, 2006, in connection with the THL Partners Transactions, we adopted SFAS No. 123(R), Share-Based Payment, which requires the measurement of all share-based payments to employees using a fair-value-based method and the recording of such expense in our consolidated statement of operations. We estimate that we will record approximately $3.5 million of compensation expense in the twelve month period from adoption based on existing restricted stock units. Stock-based compensation expenses will increase when additional stock option grants are awarded.

INDUSTRY OUTLOOK

General

        Ethanol is a clean-burning, high-octane fuel that is produced from renewable sources. In the United States, ethanol is produced primarily from corn and is used as a vehicle fuel and as a gasoline fuel additive to increase gasoline's octane rating and to comply with air emissions regulations by reducing emissions of carbon monoxide and nitrogen oxide. The Renewable Fuel Standards mandated that ethanol comprise a minimum of 2.8% or 4.0 billion gallons, of the U.S. fuel supply as of January 1, 2006. The RFA reports that ethanol is blended into one-third of the gasoline consumed in the United States. All automobiles in the United States can operate with a fuel mix that is 90% gasoline and 10% ethanol, also referred to as E10 fuel. E10 is approved for use under the warranties of all major motor vehicle manufacturers and often is recommended as a result of ethanol's clean-burning characteristics. Ethanol comprises up to 85% of E85 fuel. Although E85 currently represents a relatively small portion of the U.S. gasoline supply, approximately five million vehicles in the United States today are Flexible Fuel Vehicles, or FFVs, capable of using E85 fuel.

        The ethanol industry has grown significantly over the last few years, expanding production capacity at a compound annual growth rate of approximately 20% from 2000 to 2005, according to the RFA. We believe the ethanol market will continue to grow as a result of its favorable production economics relative to gasoline, a shortage of domestic petroleum refining capacity, federally-mandated renewable fuel usage, favorable tax treatment, ethanol's clean-burning characteristics and geopolitical and environmental concerns with petroleum-based fuels.

        Reasons for substantial growth prospects in the ethanol market include:

  Favorable production economics

          We believe that the costs ethanol producers incur in producing a gallon of ethanol currently are significantly lower than the costs refiners incur in producing a gallon of petroleum-based gasoline.

  Favorable tax treatment

          One factor contributing to ethanol's attractive economics is the availability of a partial exemption from the federal excise tax on motor fuels for ethanol blended fuels. We believe ethanol's favorable production economics, further enhanced by the blenders' tax credit, will enable ethanol to comprise an increasingly larger portion of the U.S. fuel supply. This exemption can be captured by refiners or passed on to consumers. Currently, blends of 90% gasoline and 10% ethanol are exempt from $0.051 of the $0.184 federal excise tax on motor fuels, which equates to $0.51 per gallon of ethanol. Due to this credit, ethanol historically has traded at a per gallon premium to gasoline. Prorated exemptions are available for commonly used blending proportions below 10%.

  Inadequate supply to meet demand

          We believe that the ethanol industry lacks sufficient capacity to meet current and anticipated demand. With the withdrawal of MTBE from the nation's gasoline supply, we believe that the demand for oxygenates, including ethanol, will exceed six billion gallons in the next few years.

  Blending benefits

          Ethanol has an octane rating of 113, and is added to the blend stock to raise the octane level from gasoline's base level of approximately 84 to the typical octane ranges sold by gasoline retailers today of 87 to 93 octane—regular unleaded to super high-octane. Fuel sources with higher octane typically have been sold at a high price per gallon relative to lower octane fuel sources due to the benefits associated with a higher octane content.

  Expansion of gasoline supply

          By blending ethanol into their gasoline, refiners can expand the volume of fuel available to be sold, and therefore can produce more fuel from a barrel of oil and expand their ability to meet consumer demand, especially during times when refinery capacity and octane sources are limited.

  Renewable Fuels Standard

          In August 2005, President Bush signed the Energy Policy Act, that established the renewable fuel standard—RFS. The RFS mandates minimum annual use of 7.5 billion gallons per year of renewable fuels in the U.S. fuel supply by 2012. We believe that the RFS will increase demand for ethanol. The RFS requires motor fuels sold in the United States to contain in the aggregate the following minimum volumes of renewable fuels in future years:

Year	Renewable Fuel Usage
(in billions of gallons)
2006	4.0
2007	4.7
2008	5.4
2009	6.1
2010	6.8
2011	7.4
2012	7.5

          The Energy Policy Act also proposed a credit trading program to facilitate meeting the industry-wide renewable fuels requirements. The Environmental Protection Agency is expected to establish the rule for issuing and trading the credits by late 2006 or early 2007.

  Environmental benefits

          Ethanol, as an oxygenate, reduces tailpipe emissions when added to gasoline, resulting in improved air quality. The additional oxygen in the ethanol results in a more complete combustion of the fuel in the engine cylinder, resulting in reduced carbon monoxide and nitrogen oxides emissions. Federal programs that mandated the use of oxygenated gasoline in areas with high levels of air pollution spurred widespread use of ethanol in the United States.

  Ethanol as a gasoline substitute

          Automakers in the United States have been accelerating work on their E85 FFV programs according to the American Coalition for Ethanol. Ethanol has the potential to reduce the consumption of gasoline in the U.S. economy due to its characteristics as a high-octane fuel made from renewable sources that can provide flexibility to blenders and refiners. We believe that in the future, a significant number of motorists will choose FFVs due to their lower greenhouse gas emissions, flexibility, and performance characteristics. Widespread adoption of FFVs could significantly boost ethanol demand.

  Replacement of MTBE

          Because of their blend characteristics, availability and cost, ethanol and MTBE were the two primary additives used to meet the Clean Air Act's oxygenate requirements. Because MTBE could be produced and blended with gasoline at the refinery and transported through a pipeline, it was initially the preferred oxygenate ingredient used by the petroleum industry in most reformulated gasoline. Before 2003, ethanol was used primarily as a fuel extender and octane enhancer, predominantly in the Midwest.

          In recent years, as a result of health and environmental concerns resulting from the discovery of the presence of MTBE, a suspected carcinogen, in ground water supplies, 25 states, representing more than half of the MTBE consumed in the U.S., including California, New York and Connecticut, have banned or significantly limited the use of MTBE. Product liability concerns regarding MTBE increased following passage of the Energy Policy Act, which did not contain limitations on product liability claims relating to MTBE use. As a result, refiners generally have phased-out MTBE nationwide, creating additional demand for ethanol outside of the Midwest and California. As MTBE is replaced, ethanol is positioned to be the most likely substitute for MTBE because of its favorable production economics, high octane rating and clean burning characteristics.

  Geopolitical concerns

          The United States is dependent on foreign oil. Political unrest and attacks on oil infrastructure in the major oil-producing nations, particularly in the Middle East, have periodically disrupted the flow of oil. Fears of terrorist attacks have added a "risk premium" to world oil prices. At the same time, developing nations such as China and India have increased their demand for oil. As a result, world oil prices ranged from $50 to $70 per barrel at times during 2005 and have averaged above $60 a barrel during 2006, reaching record highs above $75 a barrel during April 2006. As a domestic, renewable source of energy, ethanol can reduce the United States' dependence on foreign oil by increasing the amount of fuel that can be consumed for each barrel of imported crude oil.

Supply of Ethanol

        The primary feedstock for ethanol production in the United States is corn. Proximity to corn supplies is a crucial factor in the economics of ethanol plants, as transporting corn is much more expensive than transporting finished ethanol product. As such, the ethanol industry is geographically concentrated in the Midwest based on the proximity to the highest concentration of corn supply. According to the RFA, over 75% of the ethanol produced in the United States comes from five Midwestern states, with the corn-rich state of Iowa alone possessing nearly 27% of the total United States ethanol capacity. In addition to corn, the ethanol production process requires natural gas, or in some cases, coal to power the facility and dry distillers grains.

        Despite the geographic concentration, production in the ethanol industry remains fragmented. While domestic ethanol production increased from 1.3 billion gallons in 1997 to 3.9 billion gallons in 2005 according to the RFA, the top four producers accounted for approximately 41% of the industry's total estimated production capacity as of February 2005, according to the National Farmers Union. More than 50 smaller producers and farmer-owned cooperatives, most with production of 50 MMGPY or less, generate the remaining production. Since a typical ethanol facility can be constructed in approximately 18 months from groundbreaking to operation, the industry is able to forecast capacity additions for up to 18 months in the future. As of June 2006, the RFA estimates 41 new or existing ethanol facilities with capacity of an aggregate of an additional 2.2 billion gallons per year were under construction. This estimate does not include the additional capacity that would be provided by Archer Daniels Midland Company's planned facilities in Colombus, Nebraska and Cedar Rapids, Iowa.

        Ethanol is typically either produced by a dry-milling or wet-milling process. Although the two processes feature numerous technical differences, the primary operating trade-off of the wet-milling process is a higher co-product yield in exchange for a lower ethanol yield. Dry-milling ethanol production facilities constitute the substantial majority of new ethanol production facilities constructed in the past five years because of the increased efficiencies and lower capital costs of dry-milling technology. Dry-mill ethanol facilities typically produce between five and 50 MMGPY, with newer dry-mill facilities producing over 100 MMGPY and enjoying economies of scale in both construction and operating costs per gallon. According to the RFA, 79% of the ethanol production capacity is generated from dry-mill facilities, with only 21% coming from wet-mill facilities.

        With the largest proportion of ethanol production, the Midwest is one of the largest consumers of ethanol fuel in the United States. After California, which is the largest consumer of ethanol, Midwestern states such as Minnesota, Illinois and Ohio are the largest consumers of ethanol. Additionally, the state MTBE bans in Connecticut and New York have increased the ethanol consumption in these states. Various states have mandated ethanol use, including Minnesota, Illinois and California. These state policies require the use of ethanol above and beyond what is required by federal regulations, including the RFS.

BUSINESS

Business Overview

        We are the third-largest ethanol producer in the United States based on production capacity as reported by the RFA. We believe that our access to low-cost corn supplies, approach to marketing our ethanol, operating scale, transportation infrastructure and operational expertise allow us to be one of the lowest-cost producers of ethanol in the United States. We own two of the largest ethanol production facilities in the United States and we are capable of producing aggregate ethanol output of approximately 205 MMGPY. Our Iowa Falls plant began operations in November 2004 and expanded to its current production capacity of 100 MMGPY in March 2006. In May 2006, our Fairbank plant began operations with 105 MMGPY of production capacity. In addition to producing ethanol, we produce and sell distillers grains as ethanol co-products, which serve to offset a portion of our corn costs.

        We plan to expand our ethanol production from our existing capacity of 205 MMGPY to approximately 535 MMGPY by the end of 2008. We have secured the rights to acquire four well-located sites in Iowa, three of which we are currently in the processes of planning and developing as described below:

          Menlo Facility:  We intend to build a 110 MMPGY ethanol production facility near Menlo, Iowa. We have received the necessary zoning approvals as well as a real estate tax abatement from the county, and are in the process of seeking to obtain other necessary permits for this facility and plan to commence construction in October 2006. We expect that our Menlo Facility will be completed by the end of the first quarter of 2008.

          Ogden Facility:  We expect to exercise the option to acquire a site near Ogden, Iowa and plan to begin construction of a new 110 MMPGY ethanol production facility at this site in the March 2007. We expect that our Ogden Facility will be completed by the end of the third quarter of 2008.

          Shell Rock Facility:  We expect to exercise the option to acquire a site near Shell Rock, Iowa and plan to begin construction of a new 110 MMPGY ethanol production facility at this site in June 2007. We expect that our Shell Rock Facility will be completed by the end of the fourth quarter of 2008.

        Although we are using a different contractor and engineering firm at these facilities, we believe we will replicate our successful construction and production processes that we have demonstrated at Iowa Falls and Fairbank at these additional facilities.

        For the year ended December 31, 2005, we generated revenue of $89.1 million, net income of $8.6 million and EBITDA of $26.1 million, and we sold 48.3 million gallons of ethanol at an average price per gallon of $1.65. For the six months ended June 30, 2006, we generated revenue of $94.6 million, net income of $1.5 million and EBITDA of $19.8 million, and we sold 44.4 million gallons of ethanol at an average price per gallon of $1.94. We have sold forward approximately 81 million gallons of ethanol (which represents 39.54% of our estimated annual ethanol production of approximately 205 million gallons for the 12-month period ending June 30, 2007) at an average price of $2.09 per gallon. For a reconciliation of net income to EBITDA, see footnote 5 under "Selected Consolidated Historical Financial Data".

Recent Developments

  •
  In 2005, we secured the right to acquire four well-located sites in Iowa, three of which we intend to use to build the Menlo, Ogden and Shell Rock plants. In July 2006, we completed our acquisition of the site located in Menlo, Iowa. The sites are each approximately 100 acres and we believe are located in high corn yielding areas.

  •
  In July 2006, we signed a letter of intent with AECom, a global project design and management company, to build six plants, including the Menlo, Ogden and Shell Rock plants using technology from Delta-T, an ethanol technology provider. The letter of intent is subject to our entering into a definitive binding agreement and contemplates building up to six 110 MMGPY plants over the next four to five years which, if all six plants were built, would bring our total capacity to approximately 865 MMGPY. Each plant is expected to take approximately 18 months to construct and is expected to cost approximately $1.25—$1.50 per gallon of capacity.

Competitive Strengths

        We believe that we have the following competitive strengths:

          State-of-the-art production technology and operational scale.    We work with state-of-the-art ethanol production technology providers, including ICM on our existing plants and our anticipated use of Delta-T for our planned plants. We believe our plants have one of the highest corn-to-ethanol conversion yields in the ethanol industry today. In addition, we believe our plants have higher throughput, lower production costs and higher operating efficiency than smaller and older plants, which make up the vast majority of industry capacity. The average size of an ethanol production facility in the U.S. is approximately 46 MMGPY, according to the RFA. In addition, we believe that our plants operate at among the lowest ratios of plant-level employees per gallon of annual production capacity in our industry.

          Optimal locations for low cost corn supply.    The location of our plants in Iowa, in some of the highest yielding areas of the nation's "Corn Belt," gives us ready access to corn at favorable prices. We purchase a substantial portion of our corn supply directly from local farmers, which we believe is less costly than purchasing corn from cooperatives or shipping across longer distances. The eight year historical average discount to the CBOT for corn is $0.32 per bushel in Iowa Falls and $0.26 per bushel in Fairbank.

          Advantageous logistics infrastructure and capabilities.    Due to the large scale of our facilities, our facilities' access to national rail networks and the ample rail siding at our facilities, we plan to offer to ship entire unit trains—75 or more rail cars at a time—to our ethanol markets, a volume that would allow us to achieve favorable rail rates per gallon with a shorter delivery time. The relatively rapid delivery time afforded by access to national rail networks also allows us to use leased rail cars more productively, effectively increasing the annual volume each rail car can transport and lowering our per-gallon rail car leasing expense.

          Well-positioned to capitalize on industry growth.    We have proven our ability to secure optimal plant locations and execute on the construction, completion and operation of two of the largest ethanol facilities built in recent years. As the industry expands to satisfy the expected substantial increase in ethanol demand, we are well-positioned to take advantage of this growth with our current expansion plans, which include breaking ground in October 2006 on a new plant near Menlo, Iowa, followed by two new plants near Ogden and Shell Rock, Iowa in 2007.

          Experienced management.    Members of our management team have extensive experience in ethanol and a variety of agricultural businesses, and have successfully overseen construction of our Iowa Falls and Fairbank production plants. We believe this team's long history in the local Iowa markets helps us procure a consistent supply of low-cost corn and foster a source of demand for our distillers grains.

Business Strategy

        Our business strategy is to expand production capacity and to maintain our position as a leading low-cost, highly efficient producer of ethanol as the industry grows. We intend to implement our strategy through the following steps:

          Maintain focus on cost efficiency and technological advantages.    Since our inception, we have striven to operate as a low-cost producer utilizing the latest production technology with access to the lowest cost inputs. As we grow, we will continue to focus on these cost efficiencies and technologies by locating plants in low-cost corn regions and exploring the latest technology to achieve the highest production throughput at the lowest cost.

          Expand production capacity.    We seek to capitalize on the rapidly growing demand for ethanol by using our project development and operating expertise to add additional production capacity as the industry grows. Over the next few years, we expect to begin construction of new plants at three locations. We expect to begin construction in October 2006 on a site near Menlo, Iowa, and expect this facility to be completed by the end of the first quarter of 2008. We intend to break ground for a second plant, near Ogden, Iowa, in March 2007 and a third plant, near Shell Rock, Iowa, in June 2007. We expect these plants to result in additional production capacity of approximately 330 MMGPY, bringing our total production capacity to approximately 535 MMGPY. In addition, we are and intend to continue considering acquisitions of building and production sites. There are numerous building sites for sale and some of those sites are sold as pre-construction development projects with design, permitting and construction arrangements in place. We may also consider acquisition of storage or distribution facilities and selected infrastructure. See "Risk Factors—Risks Relating to Our Business and Industry—Our financial results may be adversely affected by potential future acquisitions, which could be difficult to identify and integrate and may divert the attention of key personnel, disrupt our business and dilute stockholder value."

          Capitalize on ethanol marketing advantages.    We believe our production scale, our access to national rail networks and destination markets and our ability to ship unit trains provide us with a competitive advantage when marketing our ethanol. Because of these advantages we have opted not to be part of a "pooled" marketing program in which those benefits would be shared with other producers in the "pool" that do not enjoy similar competitive advantages. See "Risk Factors—Risks Relating to Our Business and Industry—Our operating results may suffer if Eco-Energy Inc.—EEI—does not perform its obligations under existing arrangements or if we are unable to achieve comparable results with another reseller or in the event we begin marketing and selling our ethanol directly to our customers."

          Employ strategic risk mitigation techniques.    We analyze and employ risk mitigation techniques in order to limit our exposure to commodity price fluctuations. These techniques include attempting to match the contracted sales of ethanol with proportionate purchases of corn supply requirements to lock in crush spreads, futures and options positions on the CBOT corn market and forward purchases of natural gas. See "Risk factors—Risks Relating to our Business and Industry—Our results may be adversely affected by hedging transactions and other strategies."

          Maintain flexibility to optimize production technologies.    We review technological developments that might result in more efficient methods of ethanol production. We believe that our facilities will be able to accommodate modifications to utilize alternative feedstocks or production technologies that may become available in the future.

Ethanol Production Process

        The technology in place at our two existing plants yields approximately 2.8 gallons of ethanol per bushel of corn. Our dry-mill process of using corn to produce ethanol and co-products is illustrated in the following chart and described below.

  Step One: Grain Receiving, Storing and Milling

        We receive corn by rail and by truck, at which point we inspect, weigh and unload the corn in a receiving building and then transfer it to storage bins. On the grain receiving system, a dust collection system limits particulate emissions. Truck scales and a rail car scale weigh delivered corn. Corn unloading and storage systems include independent unloading legs and concrete and steel storage bins. From its storage location, corn is conveyed to scalpers to remove debris before it is transferred to hammermills or grinders where it is ground into a flour, or "meal."

  Step Two: Conversion and Liquefaction, Fermentation and Evaporation Systems

        The meal is conveyed into slurry tanks for enzymatic processing. The meal is mixed with water and enzymes and heated to break the ground grain into a fine slurry. The slurry is routed through pressure vessels and steam flashed in a flash vessel. This liquefied meal, now called "mash," reaches a temperature of approximately 200°F, which reduces bacterial build-up. The sterilized mash is then pumped to a liquefaction tank where additional enzymes are added. This cooked mash continues through liquefaction tanks and is pumped into one of the fermenters, where propagated yeast is added, to begin a batch fermentation process.

        The fermentation process converts the cooked mash into carbon dioxide and beer, which contains ethanol as well as all the solids from the original feedstock. We employ the batch fermentation process in which the mash is kept in one fermentation tank for approximately two days. Circulation through external plate and frame heat exchangers, designed for high solids content and easy cleaning, keeps the mash at the proper temperature.

  Step Three: Distillation and Molecular Sieve

        After batch fermentation is complete, beer is pumped to the beer well and then to the distillation column to vaporize and separate the alcohol from the mash. The distillation results in a 96%, or 190-proof, alcohol. This alcohol is then transported through a rectifier column, a side stripper and a molecular sieve system where it is dehydrated to produce 200-proof anhydrous ethanol. The 200-proof alcohol and up to 5% denaturant constitute ethanol ready for sale.

  Step Four: Liquid—Solid Separation System

        The residue corn mash from the distillation stripper, called stillage, is pumped into one of several decanter type centrifuges for dewatering. The water, or thin stillage, is then pumped from the centrifuges back to mashing as backset or to an evaporator where it is dried into a thick syrup. The solids that exit the centrifuges, known as "wet cake," are conveyed to the wet cake storage pad or the gas-fired rotary dryer for removal of residual water. Syrup is added to the wet cake as it enters the dryer, where moisture is removed. The end result of the process is the production of dried distillers grains with solubles, or DDGS.

  Step Five: Product Storage

        Final storage tanks hold the denatured ethanol product prior to being transferred to loading facilities for truck and rail car transportation. Each of our plants has one 190-proof storage tank and one 200-proof storage tank. Our Iowa Falls plant has two 750,000 gallon final storage tanks with another two 750,000 gallon final storage tanks to be be added in the fourth quarter of 2006. Our Fairbank plant has two 1,500,000 gallon final storage tanks. These final storage tanks will accommodate ten days of storage per plant.

Co-Products of Ethanol Production

        Our ethanol production facilities produce distillers grains as a co-product that is generated after the grains have been fermented by yeast. In the fermentation process, nearly all of the starch in the grain is converted to ethanol and carbon dioxide, while the remaining nutrients (proteins, fats, minerals and vitamins) undergo a three-fold concentration to yield modified distillers grains, or MDG, or, after further drying, dried distillers grains, or DDG. Addition of soluble syrup creates modified distillers grains with solubles, or MDGS. Each bushel of corn yields approximately 17 pounds of distillers grains in a dry mill process. Distillers grains are an economical partial replacement for corn, soybean and dicalcium phosphate in livestock and poultry feeds. Our distillers grains are marketed under the name Hawkeye Gold. Livestock owners buy large volumes of Hawkeye Gold distillers grain to enable the shipment of entire units trains with consistent quality product.

        Distillers grains are derived from corn and contain a nutrient profile that has been proven to have beneficial properties for the diets of dairy and beef cattle, poultry and swine. The high digestibility and net energy content of DDGS and MDGS, compared to other feed ingredients such as soybean meal, canola meal and brewers spent grains, as well as their high fat content, results in greater milk production by dairy cattle. For beef cattle, the improved rumen health, energy effect of the fiber and palatability has been shown in feedlot studies to result in faster and more efficient weight gains.

        MDGS are similar to DDGS but with a 50% moisture content rather than a 12% moisture content for DDGS. DDGS have a prolonged shelf life and reduce transportation expense, while MDGS are cheaper to produce as they spend less time in the drying process. We sell MDGS to local farmers, while DDGS are shipped longer distances by truck or rail. Most of our distillers grains sales are in the DDGS form.

        Carbon dioxide, or CO2, is also a by-product of our dry-mill ethanol production process. While CO2 produced is typically of sufficient quality to be collected and sold, we do not currently market our CO2. Currently, we scrub the CO2 during the production process and release it to the atmosphere. In the future, we may explore the possibility of marketing CO2.

Corn Procurement

        Our operations require approximately 75 million bushels of corn per year in order to produce the 205 MMGPY of expected ethanol output. We source our corn supply both directly from Iowa farmers who transport the bushels directly to our production facilities and from local dealers. We publish a corn bid on our website that local farmers and cooperative dealers utilize to facilitate the corn supply transactions.

        Each corn purchase at our Iowa Falls plant is negotiated on a separate contract which identifies the number of bushels, price and delivery period. The price always includes delivery to the plant, making transportation costs the seller's responsibility. Delivery terms are stated for delivery in a particular month, then the plant coordinates the specific delivery dates with the various sellers. Payment for the corn is required to be made within one day of the seller's request for payment, which is typically when the seller has completed delivery on a particular contract. Corn purchases at our Fairbank plant are negotiated on our behalf by Innovative Ag Services, with whom we contract our corn procurement requirements. Terms for corn sales to our Fairbank plant are on substantially similar terms as those we obtain for our Iowa Falls plant.

        We will need to enter into new arrangements for corn supply if we expand our operations outside of Iowa.

Ethanol Sales Logistics

        Finished ethanol product is stored in the ethanol storage tanks at the plant sites. As empty rail cars arrive at the sites, they are loaded and generate a bill of lading. Our ethanol marketer, EEI, informs us as to which contracts the bills of lading apply. We then release the cars to the railroad, which schedules them for pickup. The EEI contract has a weekly cutoff, under which ethanol that is loaded by Sunday of each week is paid for the following Thursday, whether it has left our facility or not. Title passes to EEI at the time the ethanol is loaded into a rail car or truck.

        Through an arrangement with EEI, we have access to over 500 rail cars for our exclusive use for at least the next five years. We believe that this dedicated rail supply provides us with a logistical advantage over other ethanol producers by allowing us to deliver ethanol to the highest bidders in a timely manner. In addition, we own a 63.5% interest in the D&W Railroad LLC, which owns the 52.0-mile spur from our Fairbank plant to the Iowa Northern line. Under our agreement with the co-owner, we are obligated to pay our proportionate share of maintenance and capital expenditures. Iowa Northern has contracted to perform maintenance and upkeep on the D&W track.

Marketing Arrangements

  Ethanol marketing

        All of our ethanol currently is sold by our third party marketer, EEI. Ethanol sales to EEI amounted to $7.5 million for 2004, $79.4 million for 2005 and $86.1 million for the first half of 2006, representing 90% of total sales for 2004, 89% of total sales for 2005 and 91% of sales for the first half of 2006. EEI has established relationships with many of the leading end-users of ethanol products such as major oil companies and refiners, as well as independent jobbers, storage companies and transportation companies. For typical ethanol producers that sell through marketers, ethanol sold to refiners or blenders is "pooled" into a cooperative system whereby the producers receive the average price of the ethanol sold for all producers in the marketing group, regardless of the actual price received if they had made a direct transaction with the blender. EEI does not pool our sales volume with other producers and sells directly to the refiners and blenders.

        In the future, we may determine that our business is large enough for us to market ethanol directly to customers, giving us the benefits of direct customer contact and control over contract negotiations. In connection with the marketing and selling of our own ethanol, we would need to establish our own marketing, distribution, transportation and storage infrastructure, which would involve obtaining sufficient numbers of railcars and storage depots near our customers and at other strategic locations to ensure efficient delivery of our ethanol. We also would need to hire or outsource a marketing and sales force and logistical and other operational personnel to properly staff our distribution activities. In addition, our management would need to devote a larger portion of their time to the management of sales, marketing and distribution activities.

  Distillers grains marketing

        All of our dried distillers grains are sold through marketing agreements with UBE Ingredients. Distillers grains sales to UBE Ingredients amounted to $0.8 million in 2004, $9.7 million in 2005 and $8.4 million in the first half of 2006, representing 10% of total sales for 2004, 11% of total sales for 2005 and 9% of sales for the first half of 2006. In addition to UBE, we employ on-site merchandisers to develop relationships with local farmers to obtain higher prices for our products. Our DDGS is primarily marketed nationally to agricultural customers for use as animal feed. Our MDGS is sold to local agricultural customers for use as animal feed. We sell more DDGS due to limited markets for MDGS, which is not transported long distances due to high freight costs.

Facilities

        The table below provides an overview of our two ethanol plants that are in operation as of July 2006.

	Iowa Falls Plant	Fairbank Plant
Location	Iowa Falls, Iowa	Fairbank, Iowa
Date of completion	November 2004 (expansion March 2006)	May 2006
Annual ethanol production capacity (in millions of gallons)	100	105
Ownership	100%	100%
Production process	Dry-Milling	Dry-Milling
Primary energy source	Natural Gas	Natural Gas
Estimated distillers grains production (dry equivalents) per year	315,000 tons	330,000 tons
Estimated corn processed per year	35 million bushels	37 million bushels
Corn grown during 2004–2005 crop year within a 60-mile radius	569 million bushels	466 million bushels

        Our two plant managers are employees of United Bio Energy, LLC.

        Our corporate headquarters are located at our Iowa Falls plant.

        All of our property, including the Iowa Falls and Fairbank plants, is subject to a first-priority lien in favor of an affiliate of Credit Suisse Securities (USA) LLC pursuant to the senior secured term loan facility and Credit Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

  Iowa Falls Plant

        Our Iowa Falls production plant began operations in November 2004 with an initial production capacity of 50 MMGPY. The plant is located on a 100-acre site southwest of Iowa Falls, Iowa. We completed an expansion of this facility to increase the productions capacity to 100 MMGPY in March 2006.

        Our Iowa Falls plant transports ethanol by rail and truck, as needed, and has significant capacity for each form of transportation. The site is readily accessible by a road and rail for transport of large equipment, supplies and products. The Northern Natural Gas pipeline, which runs east of the Iowa Falls plant site, delivers natural gas to the plant.

  Fairbank Plant

        Our Fairbank production plant began operations in May 2006 with a production capacity of 105 MMGPY. The plant is located on a 100-acre site east of Fairbank, Iowa.

        Our Fairbank plant transports ethanol by rail and truck, as needed, and has significant capacity for each form of transportation. The site is readily accessible by road and rail for transport of large equipment, supplies, and products. The main gas line is located approximately 7.5 miles east of the Fairbank plant and Northern Natural Gas has constructed a lateral gas line to reach the plant.

Potential Future Facility Sites, Acquisitions and Facility Expansions

        We continue to monitor our options for expansion of our business as ethanol market demand grows and plan to add further ethanol capacity. In furtherance of that goal, we have signed a letter of intent with AECom to build up to six plants using Delta-T technology, which, if built, would bring our total capacity to approximately 865 MMGPY.

        The table below provides an overview of our plans to construct additional ethanol plants over the next few years.

	Menlo plant	Ogden plant	Shell Rock plant
Expected location	Near Menlo, Iowa	Near Ogden, Iowa	Near Shell Rock, Iowa
Expected commencement of construction	October 2006	March 2007	June 2007
Estimated time to completion	18 months	18 months	18 months
Estimated annual ethanol production capacity (in millions of gallons)	110	110	110
Expected ownership	100%	100%	100%
Production process	Dry-Milling	Dry-Milling	Dry-Milling
Plant designer (anticipated)	Delta-T	Delta-T	Delta-T
Plant builder (anticipated)	AECom	AECom	AECom

        We have begun the necessary permits and zoning approvals for the Menlo and Ogden sites have received zoning approval and a county real estate tax abatement for the Menlo site and have commenced discussions relating to the design and construction of the first of these plants with AECom and Delta-T. We plan to finance the costs of design and construction at the Menlo, Ogden and Shell Rock plants using a portion of the proceeds of this offering, our excess cash flow and the proceeds of the issuance of additional debt or equity. We cannot assure you that we will be successful in financing or constructing any new facilities. See "Risk Factors—Risks Relating to Our Business and Industry—We may not be able to implement our expansion strategy." and "Description of Indebtedness."

        Because the ethanol industry is highly fragmented, we also may consider purchasing ethanol facilities if we believe such acquisitions would enhance our business or our strategic position in the industry. We are and also intend to continue evaluating opportunities to acquire additional building sites, ethanol storage or distribution facilities and related infrastructure. See "Risk Factors—Risks Relating to Our Business and Industry—Our Financial Results may be adversely affected by potential future acquisitions, which could be difficult to identify and integrate and may divert the attention of key personnel, disrupt our business and dilute stockholder value."

Competition

        The market in which we sell our ethanol is highly competitive. According to the RFA, world ethanol production rose to 12 billion gallons in 2005. Fuel-grade ethanol accounted for 73% of world production. The United States and Brazil are the world's largest producers of ethanol. According to RFA, as of June 2006, industry capacity in the United States was approximately 4.8 billion gallons per year, with an additional 2.2 billion gallons per year of capacity under construction. The ethanol industry in the United States consists of more than 90 production facilities and is primarily corn-based, while ethanol production in Brazil is primarily sugar cane-based.

        We compete with Archer Daniels Midland—ADM, the largest ethanol producer in the United States with 1,070 million gallons of current annual capacity, representing approximately 25% of total production capacity in the United States. We also compete with other large ethanol producers such as VeraSun (230 MMGPY), Aventine (150 MMGPY), Cargill (120 MMGPY) and Abengoa (110 MMGPY). A number of our competitors have substantially greater financial and other resources than we do. The industry is otherwise highly fragmented, with many small, independent firms and farmer-owned cooperatives constituting the rest of the market. We compete with our competitors primarily on a national basis.

        Ethanol is a commodity and as such is priced on a very competitive basis. We believe that our ability to compete successfully in the ethanol production industry depends on our ability to price our product competitively, which in turn depends on many factors, including our optimal locations, use of latest production technologies, economies of scale and ready access to efficient transportation infrastructure.

        With respect to distillers grains, we compete with other suppliers (i.e., other ethanol producers) as well as a number of large and smaller suppliers of competing animal feed. We believe the principal competitive factors are price, proximity to purchasers and product quality.

Legislation

        There have been various legislative incentives that have spurred growth in the ethanol industry. These incentives include:

  Energy Policy Act

        The Energy Policy Act of 2005 established the Renewable Fuels Standard that mandates minimum annual volumes of renewable fuel to be used by petroleum refiners in the fuel supply. The annual requirement grows to 7.5 billion gallons per year by 2012. The Energy Policy Act did not provide liability protection to refiners who use MTBE as a fuel additive after May 2006. Given the extent of the environmental concerns associated with MTBE, we believe that this has served as a catalyst to hasten the replacement of a major portion of the remaining MTBE volumes with ethanol. The Energy Policy Act also removed the oxygenate requirements that were put in place by the Clean Air Act. The Energy Policy Act included anti-backsliding provisions, however, that require refiners to maintain emissions quality standards in the fuels that they produce, thus providing continued opportunities for ethanol.

  Federal blenders' credit

        The federal government also supports ethanol by offering refiners and blenders volumetric ethanol excise tax credits, or VEETCs, that entitle them to $0.51 per gallon—$0.051 per gallon of gasoline for a 10% ethanol blend—tax credit against the excise tax they pay on gasoline. This tax credit was first implemented in 1979 and is scheduled to expire in 2010. The federal VEETC incentives, which are intended to make refiners indifferent to the transportation and other costs of blending ethanol as opposed to other additives, support the refiners' practice of substituting ethanol for gasoline to stretch gasoline supplies.

  State and local incentives

        Various state and local authorities, in support of their farm communities and promotion of fuels with environmental benefits like ethanol, also extend different forms of tax incentives. In 2001, the Iowa legislature enacted an ethanol tax incentive to encourage gas retailers to increase ethanol sales. Under the legislation, once ethanol reaches 60% of a retailer's total fuel sales, the retailer can qualify for a $0.025 income tax credit for each additional gallon of ethanol blend sold. This program gives retailers incentive to price ethanol at levels that increase ethanol use and to offer ethanol in more than one pump. In 2002, the legislature modified the tax incentive to allow ethanol used for E85 blending to be calculated in a retailer's total fuel sales.

        In addition, 23 states have implemented incentives to encourage ethanol production that are most typically categorized as tax credits, producer payments, loans, grants or some other type of program. Midwestern states, the agricultural center of the United States, have initiated most of the programs and policies to foster ethanol production and development. States on the East and West Coasts also are beginning to initiate ethanol production programs in connection with drives to construct ethanol plants in these states.

  State legislation banning or significantly limiting the use of MTBE

        In recent years, due to environmental concerns, 25 states, including California, Connecticut and New York, have banned, or significantly limited, the use of MTBE. Ethanol has served as a replacement for much of the discontinued MTBE volumes and is expected to continue to replace future MTBE volumes that are removed from the fuel supply.

  Federal tariff on imported ethanol

        In 1980, Congress imposed a tariff on foreign produced ethanol, which typically is produced at significantly lower cost from sugar cane, to encourage the development of a domestic, corn-derived ethanol supply. This tariff was designed to prevent the federal tax incentive from benefiting non-U.S. producers of ethanol. The tariff is $0.54 per gallon and is scheduled to expire in 2007. In addition, there is a flat 2.5% ad valorem tariff on all imported ethanol.

        Ethanol imports from 24 countries in Central America and the Caribbean Islands are exempt under the Caribbean Basin Initiative from the tariff. The Caribbean Basin Initiative provides that specified nations may export an aggregate of 7.0% of U.S. ethanol production per year into the U.S., with additional exemptions from ethanol produced from feedstock in the Caribbean region over the 7.0% limit. As a result of new plants under development, we believe imports from the Caribbean region will continue, subject to the limited nature of the exemption.

Environmental Matters

        We are subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground; the generation, storage, handling, use, transportation and disposal of hazardous materials; and the health and safety of our employees. These laws and regulations can require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damage claims, criminal sanctions, permit revocations and facility shutdowns. We do not anticipate a material adverse effect on our business or financial condition as a result of our efforts to comply with these requirements. We also do not expect to incur material capital expenditures for environmental controls in this or the succeeding fiscal year.

        There is a risk of liability for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we arranged for the disposal of hazardous substances. If these substances have been or are disposed of or released at sites that undergo investigation or remediation by regulatory agencies, we may be responsible under CERCLA or other environmental laws for all or part of the costs of investigation or remediation and for damage to natural resources. We also may be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from these properties. Some of these matters may require us to expend significant amounts for investigation and/or cleanup or other costs. We do not have material environmental liabilities relating to contamination at or from our facilities or at off-site locations where we have transported or arranged for the disposal of hazardous substances.

        In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at our ongoing operations. Present and future environmental laws and regulations and related interpretations applicable to our operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial capital and other expenditures. Our air emissions are subject to the federal Clean Air Act, the federal Clean Air Act Amendments of 1990 and similar state and local laws and associated regulations. The U.S. EPA has promulgated National Emissions Standards for Hazardous Air Pollutants, or NESHAP, under the federal Clean Air Act that could apply to facilities that we own or operate if the emissions of hazardous air pollutants exceed certain thresholds. If a facility we operate is authorized to emit hazardous air pollutants above the threshold level, then we would be required to comply with the NESHAP related to our manufacturing process and would be required to come into compliance with another NESHAP applicable to boilers and process heaters by September 13, 2007. New or expanded facilities would be required to comply with both standards upon startup if they exceed the hazardous air pollutant threshold. In addition to costs for achieving and maintaining compliance with these laws, more stringent standards also may limit our operating flexibility. Because other domestic ethanol manufacturers will have similar restrictions, however, we believe that compliance with more stringent air emission control or other environmental laws and regulations is not likely to materially affect our competitive position.

        The hazards and risks associated with producing and transporting our products, such as fires, natural disasters, explosions, abnormal pressures, blowouts and pipeline ruptures also may result in personal injury claims or damage to property and third parties. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. Our coverage includes physical damage to assets, employer's liability, comprehensive general liability, automobile liability and workers' compensation. We believe that our insurance is adequate and customary for our industry, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. We do not currently have pending material claims for damages or liability to third parties relating to the hazards or risks of our business.

Employees

        As of June 30, 2006, we had approximately 87 full-time employees, including approximately 67 involved in the operation and maintenance of our plants and 20 who are responsible for our management, marketing, project management, logistics and administration. There are no collective bargaining agreements covering any of our employees and our highly trained non-union labor force is a key advantage for our business. We have had no labor-related work stoppages and we believe our relations with our employees are satisfactory.

MANAGEMENT

        The following table sets forth certain information regarding each of our directors, officers and director nominees together with their positions and ages as of July 1, 2006, followed by a description of their business experience.

Name	Age	Position with Hawkeye Holdings
Bruce Rastetter	50	Chief Executive Officer, Director
J.D. Schlieman	51	President and Chief Financial Officer, Director
Timothy B. Callahan	35	Senior Vice President of Finance and Business Development
Donovan Prinsloo	39	Vice President, Manufacturing and Technology
Robin Sampson	43	Merchandiser
Thomas M. Hagerty	43	Director nominee
Robert S. Kaplan	48	Director nominee
Andrew M. Leitch	62	Director nominee
Joshua M. Nelson	33	Director nominee
Soren L. Oberg	35	Director nominee
Scott M. Sperling	48	Director nominee

        Bruce Rastetter has served as a director of Hawkeye Holdings, L.L.C. since our inception and as Chief Executive Officer since 2005. Prior to becoming Chief Executive Officer, Mr. Rastetter founded Heartland Pork and served as its chief executive officer beginning in 1994, a one million head swine production company located in Alden, Iowa, ten miles west of our Iowa Falls plant site. At Heartland Pork, Mr. Rastetter managed over 500 employees. He graduated from the University of Iowa.

        J.D. Schlieman has served as President and Chief Financial Officer of Hawkeye Holdings, L.L.C. since 2004. Before assuming this position, Mr. Schlieman spent ten years at Heartland Pork serving in a number of different capacities. From 1999 to 2003, he served as Heartland Pork's vice president and chief financial officer. Mr. Schlieman has 13 years of experience as an agricultural lender with the Farm Credit System and Grundy National Bank. Mr. Schlieman is a graduate of Iowa State University and has a degree in Agricultural Business.

        Timothy B. Callahan has served as Senior Vice President of Finance and Business Development of Hawkeye Holdings, L.L.C. since June 2006. Prior to joining Hawkeye, he worked in the investment banking department at Credit Suisse in New York from 2000 to 2002 and from 2005 to 2006 and at Fredericks Michael & Co., a cross-border merger advisory firm, from 2003 to 2005. Mr. Callahan has experience in energy-related mergers and acquisitions and project finance. He has an MBA from the University of Chicago Graduate School of Business and a BA in Political Science from the University of Colorado at Boulder.

        Donovan Prinsloo has served as Vice President, Manufacturing and Technology of Hawkeye Holdings, L.L.C. since 2006. Prior to joining Hawkeye, since 2004 he was our plant manager working as an employee of United Bio Energy LLC. Prior to that, Mr. Prinsloo worked for Archer Daniels Midland in Marshall, Minnesota, as a shift superintendent at an ethanol plant for three years. Mr. Prinsloo has 18 years of processing management experience including positions in South Africa in the chemicals industry, yeast manufacturing and edible oil crushing, extraction and refining industry. He has a Chemical Engineering qualification from KwaZulu-Natal Technikon in Durban, South Africa.

        Robin Sampson has served as Merchandiser of Hawkeye Holdings, L.L.C. since 2004. Ms. Sampson previously worked at Heartland Pork for five years. Prior to Heartland Pork, she was employed by Cargill as the Commercial Manager of the Western Region of the Oilseed Processing Division. Ms. Sampson is a graduate of Michigan State University's College of Agriculture and Natural Resources.

        Thomas M. Hagerty will become a director of Hawkeye Holdings Inc. immediately prior to the effective time of the registration statement relating to this offering. Mr. Hagerty is a Managing Director of Thomas H. Lee Partners, L.P., and has been employed by the firm and its predecessor, Thomas H.

Lee Company, since 1988. Prior to joining Thomas H. Lee Partners, L.P., Mr. Hagerty was in the mergers and acquisitions department of Morgan Stanley & Co., Inc. Mr. Hagerty also currently serves as a director of MGIC Investment Corporation, Fidelity National Information Services, Inc., Fidelity National Financial, Inc. and Sedgwick Claims Management Services, Inc. In an attempt to preserve the value of an investment in Conseco, Inc. by an affiliate of THL Partners, Mr. Hagerty served as the interim chief financial officer of Conseco, Inc. from July 2000 until April 2001. In December 2002, Conseco filed a petition under the federal bankruptcy code. Mr. Hagerty holds a B.B.A. from the University of Notre Dame and an M.B.A. from Harvard Graduate School of Business Administration.

        Robert S. Kaplan will become a director of Hawkeye Holdings Inc. immediately prior to the effective time of the registration statement relating to this offering. Mr. Kaplan is currently a Senior Lecturer at the Harvard Business School and a Senior Director of the Goldman Sachs Group, Inc. He spent the previous 22 years at Goldman Sachs & Co. and, most recently, served as Vice Chairman from 2002 until early 2006. Mr. Kaplan is also a director of Bed, Bath and Beyond, Inc. He is also co-chairman of the Harvard Center for Neurodegeneration and Repair, Project ALS and The Teak Fellowship. He holds an M.B.A. from Harvard Graduate Business School of Business Administration and a BS from the University of Kansas.

        Andrew M. Leitch will become a director of Hawkeye Holdings Inc. immediately prior to the effective time of the registration statement relating to this offering. Mr. Leitch currently serves as a director of Blackbaud, Inc., Aldila, Inc., and Open Energy Inc., in addition to serving as director for two private companies. In 2000, Mr. Leitch retired from a 20 year career at Deloitte & Touche LLP where he served in many capacities, including as a Partner and Vice Chairman of the Management Committee, Hong Kong. Mr. Leitch is a C.P.A., New York State and a Canadian Chartered Accountant.

        Joshua M. Nelson will become a director of Hawkeye Holdings Inc. immediately prior to the effective time of the registration statement relating to this offering. Mr. Nelson is a Principal of Thomas H. Lee Partners, L.P., and has been employed by the firm since 2003. Prior to joining Thomas H. Lee Partners, L.P., Mr. Nelson was an Associate with J.P. Morgan Partners, LLC from 2001 to 2003 and, prior to that, he worked at The Beacon Group, LLC from 1997 to 1999 and McKinsey & Co. from 1995 to 1997. Mr. Nelson holds an A.B. in Politics from Princeton University and an M.B.A. from Harvard Graduate School of Business Administration.

        Soren L. Oberg will become a director of Hawkeye Holdings Inc. immediately prior to the effective time of the registration statement relating to this offering. Mr. Oberg is a Managing Director of Thomas H. Lee Partners, L.P. and has been employed by the firm and its predecessor, Thomas H. Lee Company since 1993. Prior to joining the Thomas H. Lee Partners, L.P., Mr. Oberg worked in the Merchant Banking Division of Morgan Stanley & Co., Inc. Mr. Oberg is currently a director of American Media, Inc., Vertis, Inc., Cumulus Media Partners and Grupo Corporativo Ono, S.A. and also serves on the boards of several private companies. Mr. Oberg holds an A.B. in Applied Mathematics from Harvard College and an M.B.A. from Harvard Graduate School of Business Administration.

        Scott M. Sperling will become a director of Hawkeye Holdings Inc. immediately prior to the effective time of the registration statement relating to this offering. Scott M. Sperling is a Co-President at Thomas H. Lee Partners, L.P. and has worked at the firm since 1994. Mr. Sperling is also President of THLee Putnam Capital, a joint venture with Putnam Investments, one of the largest global investment management firms. Mr. Sperling is currently a director of Houghton Mifflin Company, Fisher Scientific International, Inc., Vertis, Inc., Warner Music Group Corp., and several private companies. Prior to joining Thomas H. Lee Partners, Mr. Sperling spent more than ten years as Managing Partner of The Aeneas Group, Inc., the private capital affiliate of Harvard Management Company. Before that, he was a senior consultant with the Boston Consulting Group. He received a B.S. from Purdue University and an M.B.A. from Harvard Graduate School of Business Administration.

  Board Structure

        Our by-laws provide for a board of directors consisting of at least two and up to nine members. Our board of directors comprises two members. Immediately prior to the effective time of the registration statement relating to this offering, Mr. Schlieman will resign from the board and will be replaced by Messrs. Hagerty, Kaplan, Leitch, Nelson, Oberg and Sperling. Immediately thereafter, our board of directors will comprise seven members.

        Immediately after the effective time of the registration statement relating to this offering, a majority of our directors will not be independent. In accordance with New York Stock Exchange rules, we plan to appoint additional independent directors to our board of directors within 12 months after the consummation of this offering, so that within 12 months after the consummation of this offering, a majority of our board of directors will be independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the New York Stock Exchange rules.

  Committees of the Board

        We have established the following committees:

  Audit Committee

        Our audit committee consists of Messrs. Leitch, Kaplan and Nelson and Mr. Leitch serves as Chairman of the audit committee and is an "audit committee financial expert" as such term is defined in Item 401(h) of Regulation S-K. Messrs. Leitch and Kaplan are each independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 and under the rules of the New York Stock Exchange, although Mr. Nelson is not independent. The audit committee reviews, acts on, and reports to our board with respect to various auditing and accounting matters including the recommendation of our auditors, the scope of our annual audits, fees to be paid to the auditors, evaluating the performance of our independent auditors and our accounting practices.

        In accordance with New York Stock Exchange rules, we plan to appoint a third independent director to our board of directors within 12 months after the consummation of this offering, who will replace Mr. Nelson as a member of the audit committee so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under New York Stock Exchange rules.

        Our board of directors has adopted a written charter for the audit committee, which will be available on our website upon the consummation of this offering.

  Compensation Committee

        Our compensation committee consists of Messrs. Kaplan, Sperling and Hagerty. Mr. Kaplan serves as Chairman of the compensation committee. Mr. Kaplan is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the rules of the New York Stock Exchange, although neither Mr. Sperling nor Mr. Hagerty is independent. The compensation committee provides assistance to the board of directors by designing, recommending to the board of directors for approval and evaluating the compensation plans, policies and programs for us and our subsidiaries, especially those regarding executive compensation, including the compensation of our Chief Executive Officer and other officers and directors, and will assist the board of directors in producing an annual report on executive compensation for inclusion in our proxy materials in accordance with applicable rules and regulations.

        In accordance with New York Stock Exchange rules, we plan to appoint an additional independent director to our board of directors within 90 days after the consummation of this offering, who will replace Mr. Hagerty as a member of the compensation committee and to appoint another independent director to our board of directors within 12 months after the consummation of this offering, who will replace Mr. Sperling as a member of the compensation committee so that all of our compensation committee members will be independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under New York Stock Exchange rules.

        Our board of directors has adopted a written charter for the compensation committee, which will be available on our website upon the consummation of this offering.

  Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Messrs. Leitch, Sperling and Hagerty. Mr. Leitch serves as Chairman of the nominating and corporate governance committee. Mr. Leitch is independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the rules of the New York Stock Exchange, although neither Mr. Sperling nor Mr. Hagerty is so independent. The nominating and corporate governance committee identifies individuals qualified to become board members and make recommendations to the board regarding the selection of the director nominees for the annual meetings of stockholders, and the selection of director candidates to fill any vacancies on the board of directors. The nominating and corporate governance committee is also responsible for developing and recommending to the board of directors a set of corporate governance guidelines and principles applicable to us.

        In accordance with New York Stock Exchange rules, we plan to appoint an additional independent director to our board of directors within 90 days after the consummation of this offering, who will replace Mr. Hagerty as a member of the nominating and corporate governance committee and to appoint another independent director to our board of directors within 12 months after the consummation of this offering, who will replace Mr. Sperling as a member of the nominating and corporate governance committee so that all of our nominating and corporate governance committee members will be independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under New York Stock Exchange rules.

        Our board of directors has adopted a written charter for the nominating and corporate governance committee, which will be available on our website upon the consummation of this offering.

  Director Compensation

        Our independent directors who are not employed by us or THL Partners are entitled to the following compensation for service on our board of directors and board committees:

  •
  Annual cash compensation equal to $50,000, plus $10,000 annually for the chairperson of our audit committee, $5,000 annually for other members of the audit committee and the chairperson of our compensation and corporate governance committees and $2,500 annually for other members of the compensation and corporate governance committees.

  •
  Equity compensation equal to 5,000 Class B common units in Hawkeye Intermediate, LLC, which will vest one year after the date of grant. Following this offering, the equity compensation will be paid in grants of restricted stock with a fair market value on the date of grant equal to $50,000, which will vest one year after the date of grant.

  Compensation Committee Interlocks and Insider Participation

        None of our named executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

  Executive Compensation

        The following table sets forth information concerning the compensation paid for 2005 to our Chief Executive Officer and each of our other named executive officers as of the end of 2005.

Summary Compensation Table

	Annual Compensation
Name and Principal Position	Salary	Bonus	Other Annual Compensation
Bruce Rastetter, Chief Executive Officer	$100,000	$128,000	$3,000
J.D. Schlieman, President and Chief Financial Officer	$125,000	$128,000	$3,800
Timothy B. Callahan Senior Vice President of Finance and Business Development	—	—	—
Donovan Prinsloo, Vice President of Manufacturing and Technology	—	—	—
Robin Sampson, Merchandiser	$91,000	$24,000	$2,700

Employment Agreements with Messrs. Rastetter, Schlieman and Callahan

        Messrs. Rastetter, Schlieman and Callahan are each party to separate employment agreements with Hawkeye Renewables, LLC, Hawkeye Intermediate, LLC and Hawkeye Holdings Inc., which took effect on June 30, 2006. Under these agreements, Mr. Rastetter is employed as the Chief Executive Officer, Mr. Schlieman is employed as the President and Chief Financial Officer and Mr. Callahan is employed as Senior Vice President—Finance and Business Development of Hawkeye Renewables, LLC and, following the Conversion, Hawkeye Holdings Inc. The employment agreements expire on June 30, 2009, but each is automatically extended for successive one-year terms unless either party gives written notice prior to the end of the then current term that the agreement will terminate. The employment agreements provide that Mr. Rastetter and Mr. Schlieman are paid an annual base salary of at least $250,000 and that Mr. Callahan is paid an annual base salary of at least $225,000, subject to discretionary increases from time to time by our Board of Directors. Each of the executives is also eligible to receive an annual cash bonus of up to 200% of his base salary, based on annual performance targets established by our Board of Directors. The executives are entitled to health insurance and similar benefits at levels at least equal to those in effect immediately prior to the effective date of the agreements and to participate in other benefit plans generally available to other executive officers of Hawkeye Holdings Inc.

        In the event Hawkeye Holdings Inc. terminates Mr. Rastetter's, Mr. Schlieman's or Mr. Callahan's employment for any reason other than for cause, death or disability or if any such executive terminates his employment for good reason, as defined in the agreement, the terminated executive will be entitled to severance benefits equal to one year of his then-current base salary and annual bonus as well as continued participation in Hawkeye Holdings Inc.'s group medical, dental and life insurance plans for up to one year after termination.

        Pursuant to the employment agreements, Messrs. Rastetter, Schlieman and Callahan were granted restricted class B common units that are subject to the restricted unit agreements described in "Certain Relationships and Related Transactions—The THL Partners Transactions—Restricted Unit Agreements."

        The employment agreements also contain standard covenants relating to confidentiality and assignment of intellectual property rights and post employment non-solicitation and non-competition covenants. Messrs. Ratstetter's and Schlieman's non-solicitation and non-competition covenants continue until the later of three years after the effective date of the agreement and one year following termination of employment and Mr. Callahan's covenants continue for one year following termination of employment.

Unit Option Plan

        The Hawkeye Intermediate, LLC 2006 Unit Option Plan (the "Unit Option Plan") is intended to provide incentives that will attract, retain and motivate highly competent persons as officers, directors and employees of, and consultants to, Hawkeye Intermediate, LLC and its subsidiaries, by providing them with opportunities to acquire Class A common units. The Unit Option Plan makes available an aggregate of 1,516,667 Class A common units, subject to equitable adjustments. The Unit Option Plan contains provisions allowing for the acceleration of exercisability or vesting of option grants in the event of a change in control, including the cash settlement of such option grants. The Unit Option Plan provides for administration by a committee or committees of the board of managers of Hawkeye Intermediate, LLC or a subcommittee of a committee of such board, which will be comprised, unless otherwise determined by the board, solely of not less than two members. The Unit Option Plan will terminate upon the Conversion and will be replaced by the Hawkeye Holdings Inc. 2006 Stock Incentive Plan.

Unit Option Agreements

        In connection with the THL Partners Transactions, the following named executive officers were granted options to acquire Class A common units of Hawkeye Intermediate, LLC pursuant to unit option agreements entered into on July 7, 2006: Donovan Prinsloo, options to acquire 65,000 Class A common units, and Robin Sampson, options to acquire 65,000 Class A common units.

        The unit option agreements signed by these executive officers provide that:

  •
  one-half of the options—the time vested options—vest in 48 equal monthly installments commencing July 31, 2006, and on the last day of each month thereafter subject to the executive's continued employment on each such vesting date, and

  •
  the remainder of the options—the time-performance options—vest to the extent both of the following vesting criteria are met: the options are time vested, which will occur in 60 equal monthly installments commencing July 31, 2006, and on the last day of each month thereafter, subject to the executive's continued employment on each such vesting date, and a specified investment return is achieved by THL Partners.

        Notwithstanding the foregoing, if the executive's employment is terminated by us with cause, by the executive officer without good reason, or due to death or disability within 18 months of the date of grant, no options shall be deemed vested.

        The time vested options will become fully vested in the event of a change in control of Hawkeye Intermediate, LLC and the time-performance options will be subject to accelerated vesting in whole or in part based upon specified investment returns achieved by THL Partners at the time of the change in control. Further, the options will be subject to accelerated vesting in whole or in part only upon termination of employment due to death or disability related to the performance of the executive's job. Upon any termination of an executive's employment, the executive's unvested options, and solely in the event of termination for cause, vested options, will be returned to us for no consideration. All other vested options may be purchased by us, at our option, for fair market value.

        In connection with the Conversion, holders of options to acquire Class A common units will exchange their options for the number of options to acquire shares of Hawkeye Holdings Inc.'s common stock that our Board of Directors determines necessary to preserve the economic value of the options being exchanged. The vesting schedule applicable to the options to acquire Class A common units will continue to apply to the shares of common stock received in the exchange.

Equity Plan

        We have adopted the Hawkeye Holdings Inc. 2006 Stock Incentive Plan—the Plan. The Plan is intended to provide incentives that will attract, retain and motivate highly competent persons as officers, directors and employees of, and consultants to, us and our subsidiaries, by providing them with opportunities to acquire shares of stock or to receive monetary payments based on the value of those shares pursuant to the Benefits (defined below).

Shares Available

        The Plan makes available for Benefits an aggregate of                 shares of our common stock, subject to adjustments, of which                  shares have been issued in connection with the Conversion. During the term of the Plan, (i) the aggregate number of shares of common stock that may be delivered through incentive stock options shall not exceed                 shares, subject to the provisions of Section 422 or 424 of the Code or any successor provision, (ii) the aggregate number of shares of common stock with respect to which Benefits may be granted to an individual participant shall not exceed                 shares and (iii) the number of shares of common stock with respect to which Benefits may be granted to an individual participant under the Plan in any calendar year shall not exceed                 shares. Any shares of common stock subject to a Benefit which for any reason is forfeited or cancelled, expires or in the case of a Benefit other than a stock option, is settled in cash, will be deemed not to have been delivered under the Plan. If any stock option is exercised by tendering shares of common stock to us as full or partial payment in connection with the exercise of a stock option under the Plan, only the number of shares of common stock issued net of the shares of common stock tendered will be deemed delivered for purposes of determining the maximum number of shares of common stock available for delivery under the Plan. Further, shares of common stock delivered under the Plan in settlement, assumption or substitution of outstanding awards (or obligations to grant future awards) under the plans or arrangements of another entity will not reduce the maximum number of shares of common stock available for delivery under the Plan, to the extent that such settlement, assumption or substitution is as a result of us or one of our subsidiaries or affiliates acquiring another entity (or an interest in another entity).

Administration

        The Plan provides for administration by a committee or committees of the Board of Directors or a subcommittee of a committee of the Board —the "committee"— which will be comprised, unless otherwise determined by the Board, of not less than two members who shall be (i) "Non-Employee Directors" within the meaning of Rule 16b-3(b)(3) (or any successor rule) promulgated under the Securities Exchange Act of 1934, as amended, (ii) "outside directors" within the meaning of Treasury Regulation §1.162-27(e)(3) under Section 162(m) of the Internal Revenue Code of 1986, as amended-the Code- and (iii) "independent directors" within the meaning of the listing requirements of the New York Stock Exchange (and each other exchange on which our stock is listed). The committee is authorized, subject to the provisions of the Plan, to make such determinations and interpretations and to take such action in connection with the Plan and any Benefits granted as it deems necessary or advisable. Thus, among the committee's powers are the authority to select the directors, officers and employees of us and our subsidiaries to receive Benefits, and to determine the form, amount and other terms and conditions of Benefits. The committee also has the power to modify or waive restrictions on Benefits, to amend Benefits, to grant extensions and accelerations of the vesting of Benefits, and to determine the extent to which any Benefit under the Plan is required to comply, or not comply, with Section 409A of the Code.

Eligibility for Participation

        Officers, directors and key employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to participate in the Plan. The selection of participants is within the sole discretion of the committee.

Types of Benefits

        The Plan provides for the grant of any or all of the following types of benefits: stock options, including incentive stock options and non-qualified stock options; stock appreciation rights; stock awards; performance awards; and stock units (collectively, "Benefits"). Benefits may be granted singly or in combination as determined by the committee. Stock awards, performance awards and stock units may, as determined by the committee in its discretion, constitute performance-based awards, as described below.

        Under the Plan, the committee may grant awards in the form of options to purchase shares of common stock. Options may either be incentive stock options, qualifying for special tax treatment, or non-qualified options. The committee will, with regard to each stock option, determine the number of shares subject to the option, the manner and time of the option's exercise (but in no event later than ten years after the date of grant, except in the case of death, in which case the exercise period of such participant's stock options may be extended beyond such period but no longer than one year after the participant's death) and vesting and the exercise price per share of stock subject to the option; however, the exercise price will not be less than 100% of the "Fair Market Value" of the common stock on the date the stock option is granted. For purposes of the Plan, "Fair Market Value" means the closing price of common stock on the date of calculation (or on the last preceding trading date if common stock was not traded on such date) if the common stock is readily tradeable on a national securities exchange or other market system, and if the common stock is not readily tradeable, Fair Market Value means the amount determined in good faith by the committee as the fair market value of the common stock.

        The Plan authorizes the committee to grant stock appreciation rights -SARs. An SAR is a right to receive a payment, in cash, common stock or a combination thereof, equal to the excess of (x) the Fair Market Value, or other specified valuation, of a specified number of shares of common stock on the date the right is exercised over (y) the Fair Market Value, or other specified valuation (which will not be less than Fair Market Value), of such shares of common stock on the date the right is granted, all as determined by the committee. Each SAR will be subject to such terms and conditions as the committee will impose from time to time.

        The committee may, in its discretion, grant stock awards or stock units to participants. A stock unit is a notional unit representing one share of common stock that is payable in stock or cash. Such grants may be subject to such terms and conditions as the committee determines appropriate, including restrictions on the sale of such shares and our right to reacquire such shares for no consideration upon termination of the participant's employment. The committee, in its discretion, may grant performance awards which may take the form of shares of common stock or stock units, or any combination thereof and which may constitute performance-based awards. Such performance awards will be contingent upon the attainment over a period to be determined by the committee of certain performance targets. The length of the performance period, the performance targets to be achieved and the measure of whether and to what degree such targets have been achieved will be determined by the committee. The participant may elect to defer receipt of stock units or performance awards.

Performance-Based Awards

        Certain Benefits granted under the Plan may be granted in a manner such that the Benefit qualifies for the performance-based compensation exemption to Section 162(m) of the Code -performance-based awards. As determined by the committee in its sole discretion, either the granting or vesting of such performance-based awards will be based on achievement of hurdle rates and/or growth rates in one or more business criteria that apply to the individual participant, one or more geographic or business segments or one or more of our business units or our company as a whole. The business criteria shall be as follows, individually or in combination: (i) net earnings; (ii) earnings per share; (iii) net sales; (iv) market share; (v) net operating profit; (vi) expense targets; (vii) working capital targets relating to inventory and/or accounts receivable; (viii) operating margin; (ix) return on equity; (x) return on assets; (xi) planning accuracy (as measured by comparing planned results to actual results); (xii) market price per share; (xiii) gross margin; (xiv) total return to stockholders or certain stockholders; and (xv) earnings before interest, taxes, depreciation and amortization. In addition, performance-based awards may include comparisons to the performance of other companies or to market indices, such performance to be measured by one or more of the foregoing business criteria. The measurement of performance against goals may exclude the impact of charges for restructurings, discontinued operations, extraordinary items and other unusual or non-recurring items, and the cumulative effects of accounting changes, each as defined by generally accepted accounting principles as identified in the financial statements, notes to the financial statements or management's discussion and analysis.

Other Terms of Benefits

        The Plan provides that Benefits shall not be transferable other than by will or the laws of descent and distribution. The committee shall determine the treatment to be afforded to a participant in the event of termination of employment for any reason, including death, disability or retirement. Notwithstanding the foregoing, other than with respect to incentive stock options, the committee may permit the transferability of an award by a participant to members of the participant's immediate family or trusts for the benefit of such persons or partnerships, corporations, limited liability companies or other entities owned solely by such persons, including trusts for such persons, subject to any restriction included in the award of the Benefit.

        Upon the grant of any Benefit under the Plan, the committee may, by way of an agreement with the participant, establish such other terms, conditions, restrictions and/or limitations covering the grant of the Benefit as are not inconsistent with the Plan. No Benefit shall be granted under the Plan more than ten years after the effective date. The committee reserves the right to amend, suspend or terminate the Plan at any time.

        The Plan contains provisions requiring the equitable adjustment of Benefits in the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock spilt, reverse stock split, split up, spinoff, combination of shares, exchange of shares, dividend in kind or other like change in capital structure or distribution or any extraordinary dividend or distribution of cash or other assets (other than normal cash dividends) to our stockholders. The Plan contains provisions giving the committee discretion to accelerate the exercisability or vesting of Benefits in the event of a change in control (as defined in the Plan), including the cash settlement of such Benefits.

Certain Limitations on Deductibility of Executive Compensation.

        We believe that stock options granted under the Plan should qualify for the performance-based compensation exception to Section 162(m).

Section 409A of the Code.

        The Plan and any Benefit shall be interpreted in accordance with Section 409A of the Code, regulations and other interpretive guidance issued thereunder. Notwithstanding any provision of the Plan or any Benefit Agreement to the contrary, in the event that the committee determines that the Plan and/or Benefits are subject to Section 409A of the Code, the committee may, in its sole discretion and without a participant's prior consent, amend the Plan and/or Benefits, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to exempt the Plan and/or any Benefits from the application of Section 409A of the Code, preserve the intended tax treatment of any such Benefit and comply with the requirements of Section 409A of the Code, regulations and other interpretive guidance issued thereunder. Notwithstanding the foregoing, neither the committee nor the Company is obligated to ensure that Benefits comply with Section 409A of the Code or to take any actions to ensure such compliance.

Change in Control.

        In general, if the total amount of payments to an individual that are contingent upon a change of control (within the meaning of Section 280G of the Code), including payments under the Plan that vest upon a change in control, equals or exceeds three times the individual's "base amount" (generally, such individual's average annual compensation for the five calendar years preceding the change of control), then, subject to certain exceptions, the portion of such payments in excess of the base amount may be treated as "parachute payments" under the Code, in which case such portion would be non-deductible to us and the individual would be subject to a 20% excise tax on such portion of the payments, in addition to any other income and employment taxes.

Duration, Amendment and Termination.

        No Benefit shall be granted more than ten years after the effective date of the Plan. The committee may amend the Plan from time to time or suspend or terminate the Plan at any time. No amendment of the Plan may be made without approval of our stockholders if such approval is necessary under the terms of the Plan or by law in order to be effective.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock before and after the completion of this offering, as adjusted to reflect the THL Partners Transactions and the Conversion, by:

  •
  each person who is known by us to beneficially own 5% or more of our outstanding shares of common stock;

  •
  each member of our board of directors who beneficially owns shares of common stock;

  •
  each of our Named Executive Officers; and

  •
  all members of our board of directors and our Named Executive Officers as a group.

        Under the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes shares issuable under options that may be exercised or converted within 60 days after June 30, 2006. For purposes of calculating each person's or group's percentage ownership, stock options held by any person or group exercisable within 60 days after July 25, 2006 are deemed outstanding for that person or group but are not deemed outstanding for any other person or group.

        Data in the following table are based on                 shares of common stock outstanding as of June 30, 2006 as if the Conversion and the conversion of our preferred stock into                 shares of common stock each had occurred on such date.

        Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person's spouse.

Number and Percent of Shares Beneficially Owned After the Offering Assuming No Exercise of the Over- Allotment Option
Number and Percent of Shares Beneficially Owned After the Offering Assuming Full Exercise of the Over-Allotment Option
Number and Percent of Shares Beneficially Owned Prior to the Offering
Name of Beneficial Owner
	Number	%	Number	%	Number	%
THL Partners(1)
Bruce Rastetter(2)
J.D. Schlieman(3)
Timothy B. Callahan(4)
Donovan Prinsloo(5)
Robin Sampson(6)
Thomas M. Hagerty(7)
Robert S. Kaplan(8)
Andrew M. Leitch(9)
Joshua M. Nelson(7)
Soren L. Oberg(7)
Scott M. Sperling(7)
All directors and executive officers as a group (11 persons)

*
represents less than 1% of shares outstanding.

(1)
Includes shares of common stock owned by each of Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P. (collectively, the "THL Funds"), Putnam Investment Holdings, LLC, Putnam Investments Employees' Securities Company III LLC (collectively, the "Putnam Funds"), THL Coinvestment Partners, L.P. ("Coinvestment Partners") and THL Hawkeye Investors, L.P. ("Equity Investors"). The shares held by the THL Funds, Coinvestment Partners and Equity Investors

  may be deemed to be beneficially owned by THL Equity Advisors VI, LLC ("Advisors"), the general partner of each of the THL Funds, Coinvestment Partners and Equity Investors. THL Advisors disclaims beneficial ownership of such shares except to the extent of its pecuniary interest. The Putnam Funds, Coinvestment Partners and Equity Investors are co-investment entities of the THL Funds and each disclaims beneficial ownership of any shares other than the shares held directly by such entity. Each of the THL Funds, Advisors, Equity Investors and Coinvestment Partners has an address c/o Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110. The Putnam Funds have an address c/o Putnam Investments, Inc., One Post Office Square, Boston, Massachusetts 02109.

(2)
Excludes             shares of restricted stock subject to vesting issued under our 2006 Stock Incentive Plan. Mr. Rastetter has an address of 21050 140th Street, Iowa Falls, IA 50126.

(3)
Excludes             shares of restricted stock subject to vesting issued under our 2006 Stock Incentive Plan. Mr. Schlieman has an address of 21050 140th Street, Iowa Falls, IA 50126.

(4)
Excludes             shares of restricted stock subject to vesting issued under our 2006 Stock Incentive Plan. Mr. Callahan has an address of 21050 140th Street, Iowa Falls, IA 50126.

(5)
Excludes options to purchase             shares of common stock pursuant to options granted under our 2006 Stock Incentive Plan. Mr. Prinsloo has an address of 21050 140th Street, Iowa Falls, IA 50126.

(6)
Excludes options to purchase             shares of common stock pursuant to options granted under our 2006 Stock Incentive Plan. Ms. Sampson has an address of 21050 140th Street, Iowa Falls, IA 50126.

(7)
Represents shares owned by THL Partners referred to in footnote 1 above. Due to relationships between the named director and THL Partners, the director may be deemed to beneficially own the shares owned by THL Partners. Each director disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Each such director has an address of 100 Federal Street, 35th Floor, Boston, Massachusetts 02110.

(8)
Excludes             shares of restricted stock subject to vesting issued under our 2006 Stock Incentive Plan and includes             shares owned of record by an entity owned and controlled by Mr. Kaplan. Mr. Kaplan has an address of 319 Morgan Hall, c/o Harvard Business School, Boston, MA 02138.

(9)
Excludes             shares of restricted stock subject to vesting issued under our 2006 Stock Incentive Plan. Mr. Leitch has an address of 410 South Granados Ave., Solana Beach, CA 92075.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The THL Partners Transactions

  The Membership Interest Purchase Agreement

        On May 11, 2006, a number of investment vehicles affiliated with Thomas H. Lee Partners, L.P., entered into a membership interest purchase agreement with Hawkeye Holdings, L.L.C., Hawkeye Renewables, LLC and THL–Hawkeye Acquisition LLC. The Purchase Agreement provided for a series of transactions that closed on June 30, 2006 and resulted in THL Partners purchasing from Hawkeye Holdings, L.L.C. an 80% preferred and common equity interest in our business, with Hawkeye Holdings, L.L.C. retaining an 20% preferred and common equity interest, in each case before dilution for restricted equity issued to our senior management and our independent directors.

        Pursuant to the membership interest purchase agreement, THL Partners acquired an 80% interest in our business in a transaction that valued our business at approximately $1.0 billion. The membership interest purchase agreement contains customary representations and warranties including representations and warranties regarding organization, authorization, non-contravention, governmental consents, financial statements, absence of certain changes, no undisclosed material liabilities, material contracts, compliance with laws and court orders, litigation, title to real property, intellectual property rights, licenses and permits, tax matters, employee plans, environmental compliance and brokers. THL Partners' right to obtain indemnification from Hawkeye Holdings, L.L.C. for any breach of these representations and warranties generally is limited to an aggregate amount of losses in excess of $12.5 million, subject to a cap of $60.0 million. The indemnity agreement expires, other than with respect to limited matters, one year after the closing date.

        Prior to closing the acquisition, Hawkeye Holdings, L.L.C. formed Hawkeye Intermediate, LLC, which became a new intermediate holding company of Hawkeye Renewables, LLC, our operating subsidiary. Hawkeye Holdings, L.L.C. exchanged 100% of its ownership interests in Hawkeye Renewables, LLC for common and preferred ownership interests in Hawkeye Intermediate, LLC. THL Partners acquired 80% of these interests at closing to effect the acquisition contemplated by the membership purchase agreement. Hawkeye Holdings, L.L.C. retained common and preferred interests in Hawkeye Intermediate, LLC representing its 20% ownership interest in our business.

        In the transaction, THL Partners paid approximately $736.0 million for this ownership interest, approximately $346.0 million of which consisted of borrowings by THL Hawkeye Acquisition, LLC, a THL Partner affiliate, under our 2006 senior secured credit facilities described under "Description of Indebtedness." As part of the transaction, Hawkeye Acquisition LLC was merged into Hawkeye Renewables, LLC, which assumed the obligations under our 2006 senior secured credit facilities, and additional funds borrowed thereunder were used to refund our then existing debt and pay transaction expenses. After giving effect to closing the THL Partners Transactions, we had approximately $650.0 million of debt and $390.0 million of preferred and common equity. This structure was used to provide THL Partners with cash to fund in part its purchase of the interests from Hawkeye Holdings, L.L.C., while providing the lenders under the 2006 senior secured credit facilities the direct obligation of Hawkeye Renewables, LLC that they sought as a condition of providing the debt funding.

        In connection with the THL Partners Transactions, the parties entered into the following agreements:

  Limited Liability Company Agreement of Hawkeye Intermediate, LLC

        The amended and restated limited liability company agreement of Hawkeye Intermediate, LLC entered into in connection with the THL Partners Transactions authorizes Hawkeye Intermediate, LLC to issue preferred units, Class A common units and Class B common units. The preferred units are non-voting redeemable preferred interests entitled to an accruing yield of 8% per year, compounding annually, from the date of issuance. The Class A common units and Class B common units generally have rights and preferences that are similar to each other, except that the Class B common units, which were issued to our management and independent directors, are nonvoting and have different rights as to certain distributions. In the Conversion, Hawkeye Holdings Inc. will acquire all of the preferred units, Class A common units and Class B common units in Hawkeye Intermediate, LLC in exchange for redeemable preferred stock and common stock of Hawkeye Holdings Inc. See "—The Conversion."

  Securityholders' Agreement

        Pursuant to the securityholders' agreement entered into in connection with the THL Partners Transactions, units of Hawkeye Intermediate, LLC that are beneficially owned by THL Partners, Hawkeye Holdings, L.L.C. and our management are subject to voting requirements with respect to the board of managers, restrictions on transfer and certain preemptive and registration rights. This agreement will terminate upon consummation of the Conversion.

        A new securityholders' agreement will be entered into in connection with the Conversion that will require us to register under the Securities Act shares of our common stock held by the stockholders party to the securityholders agreement.

  THL Partners Management Agreement

        Upon the consummation of this offering, the management agreement described below will terminate pursuant to its terms and no termination payment will be required.

        Pursuant to the management agreement entered into in connection with the THL Partners Transactions, THL Managers VI, LLC will render to Hawkeye Renewables, LLC advisory and consulting services. In consideration of those services, Hawkeye Renewables, LLC will pay to THL Managers VI, LLC semi-annually, an aggregate annual management fee equal to the greater of:

  •
  $2.0 million; and

  •
  an amount equal to 1.0% of the adjusted earnings before interest, taxes, depreciation and amortization of Hawkeye Renewables, LLC for such fiscal year, but before deduction of any such fee.

        Hawkeye Renewables, LLC also paid THL Managers VI, LLC at the closing of the THL Partners Transactions a transaction advisory fee of $20.0 million. We did not determine whether unaffiliated third parties would be willing or able to provide the services under this agreement at a lower price. The amount of fees payable under this agreement were determined through negotiations among THL Managers VI, LLC, Hawkeye Renewables, LLC and Hawkeye Holdings, L.L.C.

        Hawkeye Renewables, LLC also agrees to indemnify THL Managers VI, LLC and its affiliates from and against all losses, claims, damages and liabilities arising out of or related to the performance by THL Managers VI, LLC of the services pursuant to the management agreement.

  Management Investment

        In connection with the THL Partners Transactions and until immediately prior to this offering, Bruce Rastetter and J.D. Schlieman, through their continuing ownership interest in Hawkeye Holdings, L.L.C., will continue to own an indirect equity investment in the redeemable preferred and common equity interests of Hawkeye Intermediate, LLC. Mr. Rastetter's interests are valued at approximately $     million and $            , for the redeemable preferred and common interests respectively and Mr. Schlieman's interests are valued at $     million and $            , respectively based on the price paid by THL Partners in the THL Partners Transactions. Immediately prior to this offering, Hawkeye Holdings, L.L.C. is expected to distribute all of the shares of our redeemable preferred and common stock to its members who will make similar distributions. As a result of these distributions, Messrs. Rastetter and Schlieman will directly own shares of our redeemable preferred and common stock. Mr. Rastetter will beneficially own approximately         % of our common stock and our redeemable preferred stock and Mr. Schlieman will beneficially own approximately        % of our common stock and our redeemable preferred stock, including the shares of common stock held under the restricted stock agreements described below.

  Restricted Unit Agreements

        In connection with the THL Partners Transactions, the following named executive officers and directors were granted Class B common units of Hawkeye Intermediate, LLC pursuant to restricted unit agreements entered into on June 30, 2006: Mr. Rastetter, 1,083,333 Class B common units, Mr. Schlieman, 1,083,333 Class B common units, Mr. Callahan, 650,000 Class B common units, Mr. Kaplan, 5,000 Class B common units and Mr. Leitch, 5,000 Class B Common Units.

        The restricted unit agreements signed by our executive officers provide that:

  •
  one-half of the restricted units—the time vested units—vest in 48 equal monthly installments on the last day of each month commencing July 31, 2006, subject to the executive's continued employment on each such vesting date; and

  •
  the remainder of the restricted units—the time-performance units—vest to the extent both of the following vesting criteria are met: the units are time vested, which will occur in 60 equal monthly installments on the last day of each month commencing July 31, 2006, subject to the executive's continued employment on each such vesting date, and a specified investment return is achieved by THL Partners.

        The time vested units will become fully vested in the event of a change in control of Hawkeye Intermediate, LLC (as defined in the restricted unit agreements) and the time-performance units will be subject to accelerated vesting in whole or in part based upon specified investment returns achieved by THL Partners at the time of the change in control. Further, the restricted units will be subject to accelerated vesting in whole or in part upon certain terminations of employment. Upon any termination of an executive's employment, the executive's unvested units will be returned to us for no consideration.

        The restricted unit agreements signed by Messrs. Kaplan and Leitch provide that all of the restricted units held by them will vest on June 30, 2007, so long as they continue to serve on such date as a director of Hawkeye Intermediate, LLC, Hawkeye Holdings Inc. or any of our subsidiaries. Their restricted units will become fully vested in the event of a change in control of Hawkeye Intermediate, LLC. At such time as either Mr. Kaplan or Mr. Leitch no longer serves as director of Hawkeye Intermediate, LLC, Hawkeye Holdings Inc. or any of our subsidiaries, that director's unvested units will be returned to us for no consideration and his vested restricted units may be purchased by us, at our option.

        In connection with the Conversion, holders of Class B common units will contribute their Class B common units to Hawkeye Holdings Inc. in exchange for the number of shares of its common stock that our Board of Directors determines in good faith to have a fair value equal to the fair value of the Class B common units being exchanged. The vesting schedule applicable to the Class B common units will continue to apply to the shares of common stock received in the exchange.

The Conversion

        Prior to this offering, we conducted our business through a number of limited liability companies. Hawkeye Holdings, L.L.C., formerly known as Iowa Falls Ethanol Plant, L.L.C., was organized in Iowa on October 22, 2003, and we commenced our business under Hawkeye Holdings, L.L.C. On February 22, 2005, Hawkeye Holdings, L.L.C., formed a wholly-owned subsidiary, Hawkeye Renewables, LLC, a Delaware limited liability company, and transferred substantially all of its assets and liabilities to the newly formed operating company. On June 30, 2006, in connection with THL Partners' acquisition of 80% of our business, Hawkeye Intermediate, LLC became the holding company of Hawkeye Renewables, LLC. Immediately prior to the effectiveness of the registration statement of which this prospectus is a part, Hawkeye Holdings Inc., a recently formed Delaware corporation, will become a holding company for our business, by entering into the following transactions:

  •
  The affiliates and co-investors of Thomas H. Lee Partners, L.P. holding preferred units and Class A common units in Hawkeye Intermediate, LLC will either be merged with and into Hawkeye Holdings Inc. or will contribute all of their preferred units and Class A common units in Hawkeye Intermediate, LLC to Hawkeye Holdings Inc. in exchange for an aggregate of approximately       million shares of its common stock and an aggregate of             shares of its redeemable preferred stock;

  •
  Hawkeye Holdings, L.L.C. will contribute all of its preferred units and Class A common units in Hawkeye Intermediate, LLC to Hawkeye Holdings Inc. in exchange for approximately     million shares of its common stock and             shares of its redeemable preferred stock, which shares will be distributed by Hawkeye Holdings, L.L.C. to its members, who will make similar distributions; and

  •
  Our senior managers and directors who will hold Class B common units in Hawkeye Intermediate, LLC will contribute all of their Class B common units in Hawkeye Intermediate,

    LLC to Hawkeye Holdings Inc. in exchange for an aggregate of               shares of its common stock, which shares are subject to vesting.

        The following diagram shows our organizational structure after giving effect to the Conversion:

        As a result of the Transactions, Hawkeye Holdings Inc. will own all of the outstanding member interests of Hawkeye Intermediate, LLC. Hawkeye Holdings Inc. is a Delaware corporation, and as such is subject to federal and state income taxes. Hawkeye Renewables, LLC, our operating company, and Hawkeye Intermediate, LLC, our previous holding company, are limited liability companies not subject to federal or state income taxes, and as such, the historical financial data included in this prospectus do not reflect what our financial position and results of operations would have been had we been taxable as a corporation. See "Risk Factors—Risks Relating to Our Business and Industry—We currently are unable to accurately predict what our short-term and long-term effective tax rates will be in the future. In addition, in connection with the Conversion, we will enter into a tax receivable agreement obligating us to pay our current owners amounts equal to certain tax benefits we receive as a result of the Transactions.

Tax Receivable Agreement

        We expect that, as a result of the THL Partners Transactions and the Conversion, the tax basis of our tangible and intangible assets will be increased to reflect their fair market value at the time of the THL Partners Transactions. We anticipate that this increase in tax basis will reduce the amount of United States federal income tax that we might otherwise be required to pay in the future. In connection with the Conversion, we will enter into a tax receivable agreement with our pre-IPO stockholders that will require us to pay 50% of any tax savings that result from the increase in the tax basis of our assets attributable to the THL Partners Transactions and the Conversion and 100% of any tax savings that result from increased tax basis in our assets and imputed interest deductions attributable to payments we make under the tax receivable agreement. We expect to make payments under the tax receivable agreement on a quarterly basis over the period in which tax savings are realized, which is expected to be 15 years. While the actual amount and timing of payments under the tax receivable agreement will depend upon a number of factors, including the fair market value of our individual assets, whether we generate net operating income for tax purposes, the portion of our payments under the tax receivable agreement constituting imputed interest and increases in the tax basis of our assets resulting from payments under the tax receivable agreement to Hawkeye Holdings, L.L.C., we expect that the payments that may be made to our pre-IPO stockholders could be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased amortization of our assets, we expect that future payments to our pre-IPO stockholders could range from approximately $12.0 million to $16.0 million per year over the expected 15-year term of the tax receivable agreement. The aggregate amount of payments under the tax receivable agreement is expected to be $222.1 million, of which $10.5 million is expected to be payable over the course of the next year. The payments under the tax receivable agreement are not conditioned upon our pre-IPO stockholders or their affiliates' continued ownership of us. The tax receivable agreement provides that, upon a merger, asset sale or other form of business combination which results in a change of control, our obligations would continue under the tax receivable agreement or our successor would be required to assume our obligations under the tax receivable agreement. We may need to incur debt to finance payments under the tax receivable agreement to the extent our cash resources are insufficient to meet our obligations under the tax receivable agreement as a result of timing discrepancies or otherwise. In addition, if the IRS successfully were to challenge the tax benefits that gave rise to any payments under the tax receivable agreement, our future payments under the tax receivable agreement to our pre-IPO stockholders would be reduced by the amount of such payments, but the tax receivable agreement does not require our pre-IPO stockholders to reimburse us for the amount of such payments to the extent they exceed any future amounts payable under the tax receivable agreement.

        We will record the aggregate amount of payments under the tax receivable agreement to reflect our estimate of our liability to our pre-IPO stockholders and will decrease retained earnings by the same amount. We also will record a deferred tax asset of $59.3 million ($0.3 million of which is current) based on the difference between the book basis and tax basis of our liability under the tax receivable agreement. As each payment is made under the tax receivable agreement, the cash outflows will be reflected as a decrease in our obligation under the tax receivable agreement, and the deferred tax asset will decline as the difference between the book basis and tax basis of our liability under the tax receivable agreement declines. The tax receivable agreement will not affect our statement of operations. Payments under the tax receivable agreement will be reflected in our statement of cash flows as a use of cash in operating activities. The deferred tax asset that we will establish will result in book tax expense exceeding cash tax expense for the periods that payments are made under the tax receivable agreement. This will be reflected in our statement of cash flows as a source of cash from operating activities. Although these pro forma adjustments reflect detailed estimates, the estimates remain subject to certain variables, such as the amount and timing of taxable income we generate in the future, the value of our individual assets, the amount of imputed interest and increases in the tax basis of our assets resulting from payments to Hawkeye Holdings, L.L.C. and the effective tax rate during the amortization period. If these variables depart materially from the expectations underlying our estimates, the amounts set forth in the pro forma adjustments, and particularly the adjustment to our amount of our liability to our pre-IPO stockholders under the tax receivable agreement, could increase or decrease. New or modified accounting interpretations may require us to change the accounting treatment of our obligations under the tax receivable agreement, which could adversely affect our statements of operations or other financial metrics.

DESCRIPTION OF INDEBTEDNESS

2006 Senior Secured Credit Facilities

        As part of the THL Partners Transactions, Hawkeye Renewables, LLC assumed liability for new $700 million senior secured credit facilities consisting of:

  •
  a $500 million first lien term loan facility ($50 million of which will be repaid in connection with this offering);

  •
  a $50 million first lien revolving credit facility, up to $20 million of which is available in the form of letters of credit and up to $10 million of which is available in the form of swingline loans; and

  •
  a $150 million second lien term loan facility.

        In addition, our 2006 senior secured credit facilities provide that Hawkeye Renewables, LLC may request up to $100 million in incremental facilities in the form of first lien term loans, first lien revolving loans or a combination of both. The lenders under our 2006 senior secured credit facilities have not committed to provide such incremental facilities.

        Our 2006 senior secured credit facilities were used to finance the THL Partners Transactions and to pay related fees, expenses and premiums. Our first lien revolving credit facility is also available, subject to certain conditions, for our working capital and general corporate purposes. Amounts borrowed under our 2006 senior secured term facilities that are repaid or prepaid may not be reborrowed. Amounts repaid under our first lien revolving credit facility may be reborrowed.

  Guarantees and Security

        The obligations under our 2006 senior secured credit facilities are guaranteed by Hawkeye Intermediate, LLC and each of its existing and subsequently acquired or organized domestic subsidiaries other than D&W Railroad LLC and other project subsidiaries that may be formed in the future solely for the purpose of acquiring property relating to and constructing and operating one or more ethanol plants (but not to exceed two, in the aggregate, for all such project subsidiaries) financed in whole or in part with the proceeds of permitted project debt. The obligations under our 2006 senior secured credit facilities are secured by a lien on substantially all of the assets of Hawkeye Intermediate, LLC, Hawkeye Renewables, LLC and each of their subsidiaries that guarantee our 2006 senior secured credit facility, other than assets consisting of cash or cash equivalents, deposit and security accounts, immaterial fee and leasehold property, vehicles, equity interests in project subsidiaries prior to the payment in full of the permitted project debt of such project subsidiaries, equity interests representing greater than 65% of the voting power of foreign subsidiaries, certain general intangibles or other rights arising under contracts, instruments, licenses, license agreements or other documents the granting of a lien on which would violate a restriction in favor of a third party on such grant or afford any other party to such contract, instrument, license, license agreement or other document the right to terminate its obligations thereunder, any letter of credit rights to the extent that the proceeds thereof are required by applicable law to be applied for a specified purpose and assets where the cost of obtaining a security interest are excessive in relation to the benefit of such security interest to the lenders. The lenders under our first lien credit facilities have a first priority security interest in the collateral securing our 2006 senior secured credit facilities and the lenders under our second lien term facility have a second priority security interest in such collateral. The priorities and relative rights of the lenders under our first lien credit facilities and our second lien term facility are governed by a customary intercreditor agreement.

  Interest and Fees

        Interest under our 2006 senior secured credit facilities is based upon either the applicable London Interbank Offered Rate, or LIBOR, or an alternate base rate, or ABR, that is a rate per annum equal to the greater of the prime rate announced from time to time by Credit Suisse at its principal office in New York City and the federal funds effective rate plus 0.50%. Borrowings under our first lien term loan facility bear interest at an annual rate of, at our option, LIBOR plus 4.00% or ABR plus 3.00%. Borrowings under our first lien revolving credit facility bear interest at an annual rate of, at our option, LIBOR plus 4.00% or ABR plus 3.00%, except that if, as of any relevant date of determination, the ratio of total debt to covenant EBITDA for our four most recently ended fiscal quarters is less than or equal to 3.25 to 1.00, such borrowings will bear interest at an annual rate of, at our option, LIBOR plus 3.75% or ABR plus 2.75%. Borrowings under our second lien term loan facility bear interest at an annual rate equal to, at our option, LIBOR plus 7.25% or ABR plus 6.25%. We may elect interest periods of one, two, three or six months (or, if agreed to or available to all participating lenders, nine or 12 months) for LIBOR borrowings. Interest on our 2006 senior secured credit facilities is payable (i) with respect to any ABR loan, no less frequently than quarterly and (ii) with respect to any LIBOR loan, the last day of the interest period applicable to the borrowing of which such LIBOR loan is a part and, in the case of a LIBOR borrowing with an interest period of more than three months' duration, each day that would have been an interest payment date had successive interest periods of three months' duration been applicable to such borrowing.

        Under our first lien revolving credit facility, we pay a quarterly commitment fee equal to 0.50% per annum of the average daily amount of any undrawn revolving credit commitment under that facility during the preceding quarter, or, if, as of any relevant date of determination, the ratio of total debt to covenant EBITDA for our four most recently ended fiscal quarters is less than or equal to 3.25 to 1.00, equal to 0.375% per annum of such undrawn amount. We will also pay other customary fees under our 2006 senior secured credit facilities, including administrative fees and fees with regard to outstanding amounts under letters of credit.

  Mandatory and Voluntary Prepayments

        We are required to make mandatory prepayments of borrowings under our 2006 senior secured credit facilities with:

  •
  the proceeds from certain asset sales (subject to reinvestment of such proceeds in assets of a kind then used or usable in the business of Hawkeye Renewables, LLC and its subsidiaries);

  •
  the proceeds from certain incurrences of additional debt (other than debt permitted under our 2006 senior secured credit facilities);

  •
  50% of "excess cash flow" from each fiscal year or, if the ratio of total debt to covenant EBITDA as of the end of a fiscal year is less than 2.00 to 1.00, 25% of "excess cash flow" for any such fiscal year; and

  •
  in the case of our first lien credit facilities only, with the net cash proceeds from this offering and any other offering of our equity securities in an amount equal to $50 million.

        The foregoing mandatory prepayments are required to be applied first to prepay principal amounts owing under our first lien term loan facility, second to prepay principal amounts owing under our first lien revolving credit facility (without any corresponding permanent reduction in the revolving credit commitments), and third (other than prepayments from the net cash proceeds of this or any other offering) to prepay principal amounts owing under our second lien term loan facility. We have the right to prepay amounts outstanding under our 2006 senior secured credit facilities at any time at a price equal to the principal amount thereof (subject to customary breakage costs), except that any prepayments of our second lien term loan facility occurring prior to June 30, 2007, would be made together with a prepayment premium in an amount equal to 1% of the aggregate principal amount being prepaid.

  Amortization and Maturity

        Amortization payments in respect of our first lien term loan facility become due in quarterly installments of $1.25 million on the last day of each March, June, September and December, beginning on September 30, 2006 and continuing through March 31, 2012. On June 30, 2012, our first lien term loan facility will mature, and all amounts outstanding thereunder shall be due in full. Our first lien revolving credit facility matures on June 30, 2011, and all amounts outstanding thereunder shall be due in full on such dates. There is no amortization on our second lien term loan facility and it matures on June 30, 2013, and all amounts outstanding thereunder shall be due in full on such dates.

  Covenants

        Our 2006 senior secured credit facilities contain affirmative and negative covenants and requirements affecting Hawkeye Intermediate, LLC and its subsidiaries. The affirmative covenants require, among other things, maintenance of properties, maintenance of insurance, payment of taxes, delivery of financial statements and other financial information to the lenders and notice to the lenders upon the occurrence of certain events. The negative covenants, subject to specific carveouts and exceptions, will restrict the ability of Hawkeye Intermediate, LLC and its subsidiaries to:

  •
  incur additional indebtedness;

  •
  grant liens;

  •
  engage in sale-leaseback transactions;

  •
  make loans and investments;

  •
  engage in mergers or consolidations;

  •
  sell certain assets;

  •
  pay dividends and make other restricted payments;

  •
  transact with affiliates;

  •
  change their business; and

  •
  prepay or amend other indebtedness.

        Our 2006 first lien credit facilities also require that Hawkeye Intermediate, LLC and its subsidiaries meet the following financial covenants:

  •
  a minimum ratio of covenant EBITDA to consolidated interest expense for any four fiscal quarter periods ended (a) on or prior to December 31, 2008 of 1.50 to 1.00, (b) from January 1, 2009 through December 31, 2010 of 1.75 to 1.00 and (c) after December 31, 2010 of 2.00 to 1.00

  •
  a maximum ratio of total debt to covenant EBITDA for any four fiscal quarter periods ended (a) on or prior to December 31, 2008 of 6.50 to 1.00, (b) from January 1, 2009 through December 31, 2010 of 6.50 to 1.00 and (c) after December 31, 2010 of 5.50 to 1.00; and

  •
  a limitation on the aggregate amount of capital expenditures of $10.0 million per year, increased by the average annual amount of capital expenditures of acquired entities or businesses, with carry forwards and pull backs; this limitation also includes exceptions for capital expenditures that do not exceed $175.0 million in the aggregate and are made in connection with the construction and startup of one or more new ethanol plants, that are funded with $150.0 million of proceeds from this offering, that are funded with proceeds of future issuances of equity interests, senior indebtedness or subordinated indebtedness permitted under the 2006 senior secured credit facilities and that are in an amount not exceeding the amount of cumulative excess cash flow; immediately after this offering, based on the expected use of proceeds, our capital expenditure limitation will be $385 million.

        Our 2006 second lien term loan facility also requires that Hawkeye Intermediate, LLC and its subsidiaries meet a maximum ratio of total debt to covenant EBITDA covenant for any four fiscal quarter period ended (a) on or prior to December 31, 2008 of 7.00 to 1.00, (b) from January 1, 2009 through December 31, 2010 of 6.75 to 1.00 and (c) after December 31, 2010 of 6.50 to 1.00. Our 2006 senior secured credit facilities allow us to cure some breaches of our financial covenants by contributing equity to Hawkeye Renewables, LLC.

        We have a $20 million standalone basket for annual payments under the tax receivable agreement and other baskets may also be available.

  Events of Default

        Our 2006 senior secured credit facilities specify certain customary events of default including non-payment of principal or interest, violation of covenants, inaccuracy of representations and warranties in any material respect, cross default or cross acceleration of certain other material indebtedness and agreements, bankruptcy and insolvency events, material judgments and liabilities, certain material ERISA events, invalidity of guarantees and liens under the 2006 senior secured credit facilities and, in the case of our first lien credit facilities, change of control.

  Change of Control

        In the event of a change of control, each lender under our second lien term loan facility will have the right to require us to prepay such lender's loans under that facility for 100% of the principal amount of such loans, or, if prior to June 30, 2007, 101% of the principal amount, plus accrued and unpaid interest thereon. A change of control will also constitute an event of default under our first lien credit facilities.

DESCRIPTION OF CAPITAL STOCK

        The following describes our common stock, preferred stock, certificate of incorporation and bylaws that will be in effect following the Conversion and which will take place immediately prior to this offering. We encourage you to read the complete text of our certificate of incorporation and bylaws, which we have filed as exhibits to the registration statement of which this prospectus is a part. These documents will become effective at the time of the Conversion without substantive change.

Authorized Capital

        Our authorized capital stock consists of 205 million shares of common stock, par value $0.001 per share of which                 shares will be issued and outstanding prior to this offering, but after the Conversion and the conversion of our redeemable preferred stock into common stock as described under the caption "Unaudited Pro Forma Consolidated Financial Data." Immediately following the completion of this offering there are expected to be    shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

  Voting

        Except as otherwise required by Delaware law, at every annual or special meeting of stockholders, every holder of common stock is entitled to one vote per share. There is no cumulative voting in the election of directors. In addition, holders of our common stock are entitled to elect up to eight members of the board of directors.

  Dividend Rights

        Subject to dividend preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of funds legally available for that purpose. However, other than the special cash dividends to be paid in connection with this offering, we do not intend to pay cash dividends on our common stock for the foreseeable future. See "Dividend Policy."

  Liquidation and Preemptive Rights

        In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The outstanding shares of our common stock are, and the shares offered in this offering, when issued and paid for, will be, fully paid and non-assessable.

Preferred Stock

        Our board of directors will have the authority, subject to any limitations imposed by law or New York Stock Exchange rules, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of each series of such preferred stock. These rights, preferences and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of that series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that those holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders.

Redeemable Preferred Stock

        In connection with the Conversion, we will issue 1,000,000 shares of the 8% mandatorily redeemable preferred stock to THL Partners and Hawkeye Holdings, L.L.C. in exchange for their preferred membership interests in Hawkeye Intermediate, LLC. We intend to use $200.0 million of the proceeds of this offering to redeem our redeemable preferred stock. Any redeemable preferred stock redeemed will be restored to the status of authorized-but-unissued shares of preferred stock described above.

  Voting

        Except as otherwise required by Delaware law, the redeemable preferred stock will not have voting rights, except that without the vote of holders of a majority of all shares of redeemable preferred stock outstanding, we may not:

  •
  amend or change the rights, preferences or privileges of the redeemable preferred stock;

  •
  increase the total number of authorized shares of redeemable preferred stock;

  •
  amend our Certificate of Incorporation, including the Certificate of Designation, Preferences and Rights, or by-laws in any manner that adversely affects the rights, preferences or privileges of the redeemable preferred stock;

  •
  redeem, purchase or otherwise acquire for value, or pay into or set aside for a sinking fund for such purposes, any share or shares of redeemable preferred stock otherwise than by redemption or conversion in accordance with the Certificate of Designation, Preferences and Rights; or

  •
  authorize or issue, or obligate itself to issue, any other equity security, including any security convertible into or exercisable for any equity security, senior to or on a parity with the redeemable preferred stock.

  Dividend Rights

        The redeemable preferred stock will accrue dividends at the rate of 8% on the $351.00 face amount per share of the redeemable preferred stock, calculated from the date of the THL Partners Transactions through the date of redemption.

  Liquidation and Preemptive Rights

        If we liquidate, dissolve, or wind up, engage in a transaction that changes our control, or sell all or substantially all of our assets, the redeemable preferred stock will be redeemed for a liquidation amount equal to the greater of $351.00 per share plus accrued and unpaid dividends, or the as-converted value of the redeemable preferred stock, prior to any payments or distributions made on our common stock. The redeemable preferred stock does not entitle its holders to preemptive or other subscription rights.

  Redemption Rights

        The redeemable preferred stock will be subject to automatic redemption to the extent of funds available therefor in this offering at a price per share equal to the liquidation amount. Any shares of redeemable preferred stock redeemed or that we otherwise acquire will be restored to the status of authorized-but-unissued shares of our preferred stock described above.

  Right to Convert

        Following the offering, any shares of redeemable preferred stock not redeemed in the offering will be converted into a number of shares of our common stock equal to $351.00 per share, plus accrued and unpaid dividends, divided by the price paid for the shares of common stock in this offering.

Anti-Takeover Effects of our Certificate of Incorporation and By-laws

        Our certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our company, even in those cases where such a transaction may be at a premium to the current market price of our common stock.

        These provisions include:

  Action by Written Consent; Special Meetings of Stockholders

        Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and the by-laws will provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board, or pursuant to a resolution adopted by a majority of the board of directors. Stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

  Advance Notice Procedures

        Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting will be able to consider only proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Hawkeye Holdings Inc.

  Authorized but Unissued Shares

        Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

  Section 203 of Delaware Law

        Upon consummation of the Conversion and this offering, we will elect not to be subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to exceptions specified therein, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder," including general mergers or consolidations or acquisitions of additional shares of the corporation, for a three-year period following the time that such stockholder became an interested stockholder.

        Except as otherwise specified in Section 203, an "interested stockholder" is defined to include:

  •
  any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

  •
  the affiliates and associates of any such person.

The statute is intended to prohibit or delay mergers or other takeover or change in control attempts. Although we have elected to opt out of the statute's provisions, we could elect to be subject to Section 203 in the future.

Limitations on Liability and Indemnification of Officers and Directors

        Our certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by such law.

Registration Rights

        For a description of the registration rights that will be held by certain of our stockholders following the Conversion and this offering, see "Shares Eligible for Future Sale—Registration Rights" and "Certain Relationships and Related Transactions—Securityholders' Agreement."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent's address is 59 Maiden Lane New York, New York 10038 and its telephone number is 212-936-5100.

NYSE Listing

        We have applied to have our common stock listed on The New York Stock Exchange under the symbol "HWY."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Although we have applied for listing of the shares of our common stock on the New York Stock Exchange, we cannot assure you that a significant public market for our common stock will develop or be sustained. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares, other than the shares sold in this offering, will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Sales of our common stock in the public market after the restrictions lapse, or the perception that these sales may occur, could cause the market price of our common stock to decline.

        Upon completion of this offering, we expect to have                outstanding shares of common stock, or                 shares if the underwriters exercise their over-allotment option in full. Of these shares, the                shares sold in this offering, or                 shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the Securities Act except for any shares purchased by one of our "affiliates" as defined in Rule 144 under the Securities Act. All of the shares outstanding other than the shares sold in this offering (a total of                 shares) will be "restricted securities" within the meaning of Rule 144 under the Securities Act and subject to lock-up arrangements.

Lock-Up Agreements

        We, our directors and executive officers and substantially all of our existing stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180-day period, we have also agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated. Transfers or dispositions can be made sooner only with the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated. Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated have advised us that they have no present intent to release us or any of our directors, executive officers from the lock-up agreements, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

        Upon the expiration of these lock-up agreements,                 shares will be eligible for sale in the public market under Rule 144 of the Securities Act, subject to the expiration of applicable holding periods and other restrictions contained therein.

Eligibility of Restricted Shares for Sale in the Public Market

        Rule 144

        In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than an affiliate, and who files a Form 144 with respect to this sale, will be entitled to sell within any three month period commencing 90 days after the date of the resale registration statement referred to above a number of shares of common stock that does not exceed the greater of:

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  1.0% of the then outstanding shares of our common stock, or approximately             shares immediately after this offering; or

  •
  the average weekly trading volume during the four calendar weeks preceding the date of which notice of the sale is filed on Form 144.

        Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

        Rule 144(k)

        A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares of common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

Registration Rights

        Pursuant to the securityholders' agreement to be entered into in connection with the THL Partners Transactions, as amended in connection with the Conversion, holders of a majority of common stock held by THL Partners and its affiliates are entitled to request up to two registrations of our common stock under the Securities Act. In addition, THL Partners and its affiliates, on one hand, and Hawkeye Holdings, L.L.C. and its direct and indirect distributees, by action of the holders of at least 35% of the shares held thereby, on the other hand, are each entitled to request up to two registrations of our common stock on Form S-3 under the Securities Act in any twelve month period. All holders have the right to have their shares of common stock registered in connection with any registration statement (other than on Form S-8) that we propose to file. Any requested registration is subject to customary cut-backs and blackout periods. Each signatory of the securityholders' agreement agreed that in connection with any such registration, it will vote, or cause to be voted, all common stock over which that holder has power to vote to effect any stock split deemed necessary to facilitate the effectiveness of a requested registration. Following the offering stockholders that collectively own             shares of our common stock will have registration rights with respect to their shares.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material United States federal income tax considerations relating to the purchase, ownership and disposition of shares of our common stock, as of the date hereof. This summary deals only with shares of our common stock held as capital assets and does not deal with special situations. For example, this summary does not discuss:

  •
  tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities or insurance companies, U.S. expatriates or former long-term residents of the United States;

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  tax consequences to persons holding shares of our common stock as part of a hedging, integrated, constructive sale, conversion transaction or straddle;

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  tax consequences to U.S. holders of shares of our common stock whose "functional currency" is not the U.S. dollar;

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  tax consequences to pass-through entities or investors in pass-through entities;

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  alternative minimum tax consequences, if any; or

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  any state, local or foreign tax consequences.

        The discussion below is based upon the provisions of the Internal Revenue Code of 1986 and regulations, rulings and judicial decisions as of the date of this prospectus. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not discuss all aspects of U.S. federal income taxes and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances.

        If a partnership holds shares of common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisor.

        This discussion is for general information only and is not tax advice. If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

Consequences to U.S. Holders

        The following is a summary of the U.S. federal income tax consequences that will apply to a U.S. holder of shares of our common stock. "U.S. holder" means a beneficial owner of a share of common stock that is:

  •
  an individual citizen or resident of the United States;

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  a corporation, or any other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

        Dividend Distributions

        If we make a distribution in respect of our stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing the U.S. holder's adjusted tax basis in the U.S. holder's common stock to the extent of the U.S. holder's adjusted tax basis in that stock. Any remaining excess will be treated as capital gain. The Code provides for special treatment of dividends paid to individual taxpayers prior to 2011. If a U.S. holder is an individual, dividends received by such holder generally will be subject to a reduced maximum tax rate of 15% through December 31, 2010, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction will not apply to dividends received to the extent that the U.S. holder elects to treat dividends as "investment income," which may be offset by investment expense. The rate reduction also will not apply to dividends that are paid to a U.S. holder with respect to shares of our common stock that are held by such holder for less than 61 days during the 121-day period beginning on the date that is 60 days before the date on which the shares of the stock became ex-dividend with respect to such dividend. If a U.S. holder is a U.S. corporation, it will be able to claim the deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received, subject to generally applicable limitations on that deduction. In general, a corporate U.S. holder may deduct 70% of the dividend it receives if such holder owns less than 20% of the voting power and value of our stock.

        U.S. holders should consult their tax advisors regarding the holding period requirements that must be satisfied in order to qualify the dividends-received deduction and the reduced maximum tax rate on dividends.

        Sale, Exchange, Redemption or Other Disposition of Stock

        A U.S. holder generally will recognize capital gain or loss on a sale or exchange of our common stock. The U.S. holder's gain or loss will equal the difference between the amount realized by the U.S. holder and the U.S. holder's adjusted tax basis in the stock. The amount realized by the U.S. holder will include the amount of any cash and the fair market value of any other property received in exchange for the stock. Gain or loss recognized by a U.S. holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

        Information Reporting and Backup Withholding

        When required, we or our paying agent will report to the holders of shares of our common stock and the Internal Revenue Service amounts paid on or with respect to the common stock during each calendar year and the amount of tax, if any, withheld from such payments. A U.S. holder will be subject to backup withholding on dividends paid on the common stock and proceeds from the sale of the common stock at the applicable rate, which currently is 28%, if the U.S. holder:

  •
  fails to provide us or our paying agent with a correct taxpayer identification number or certification of exempt status, such as certification of corporate status,

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  has been notified by the IRS that it is subject to backup withholdings as a result of the failure to properly report payments of interest or dividends, which notification has not been withdrawn, or

  •
  in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding.

        A U.S. holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. holder's U.S. federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

Consequences to Non-U.S. Holders

        The following is a summary of the U.S. federal income tax consequences that will apply to a non-U.S. holder of shares of our common stock. The term "non-U.S. holder" means a beneficial owner of shares of common stock, other than a partnership, that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations" or "passive foreign investment companies." Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

        Dividend Distributions

        Any dividends paid with respect to the shares of common stock will be subject to withholding tax at a 30% rate or such lower rate as specified by an applicable income tax treaty. Dividends that are effectively connected with the conduct of a trade or business within the United States and, where an applicable tax treaty so provides, are attributable to a U.S. permanent establishment, however, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty.

        A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, the holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

        Sale, Exchange, Redemption or Other Disposition of Stock

        Any gain realized by a non-U.S. holder upon the sale, exchange, redemption or other taxable disposition of shares of common stock will not be subject to U.S. federal income tax unless:

  •
  that gain is effectively connected with the conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

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  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes and, in the case where our common stock is "regularly traded on an established securities market," the non-U.S. holder holds or has held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or the non-U.S. holder's holding period for the shares of common stock, more than 5% of our common stock. In the case where our common stock is not "regularly traded on an established securities market," the 5% threshold does not apply. We are not, and do not anticipate that we will become, a "United States real property holding corporation" for U.S. federal income tax purposes.

        An individual non-U.S. holder having gain described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. holder. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the U.S. If a non-U.S. holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain will be subject to United States federal income tax in the manner specified by the treaty and generally only will be subject to such tax if such gain is attributable to a permanent establishment maintained by the non-U.S. Holder in the United States and the non-U.S. holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN or suitable successor or substitute form. A non-U.S. holder that is a foreign corporation and has gain described in the first bullet point above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

        Federal Estate Tax

        If a non-U.S. holder is an individual, common stock held at the time of the holder's death will be included in the holder's gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

        Information Reporting and Backup Withholding

        We must report annually to the IRS the amount of dividends or other distributions we pay to you on shares of our common stock and the amount of tax, if any, we withhold on these distributions. Copies of the information returns reporting such distributions and any withholding also may be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable income tax treaty.

        The United States imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons. A non-U.S. holder will not be subject to backup withholding tax on dividends the holder receives on shares of our common stock if the holder provides proper certification, usually on an IRS Form W-8BEN, of the holder's status as a non-U.S. person or other exempt status.

        Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells shares of our common stock through a United States broker or the U.S. office of a foreign broker, the broker will be required to report the amount of proceeds paid to the non-U.S. holder to the IRS and also withhold on that amount unless the non-U.S. holder provides appropriate certification (usually on an IRS Form W-8BEN) to the broker of the holder's status as a non-U.S. person or other exempt status.

        Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information properly is furnished to the IRS on a timely basis.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated            , 2006, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and Banc of America Securities LLC are acting as representatives, and each underwriter has severally agreed to purchase, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Goldman, Sachs & Co.
Cowen and Company, LLC
Jefferies & Company, Inc.

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to            additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

        We estimate that our out of pocket expenses for this offering will be approximately $            .

        The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus except that we may:

  •
  issue shares of our common stock in this offering;

  •
  issue shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of this prospectus;

  •
  issue shares of our common stock pursuant to the exercise of such options or other equity awards; or

  •
  file with the SEC one or more registration statements on Form S-8 registering the shares of our common stock issuable under our equity compensation plans in effect on the date of this prospectus, in each case subject to no further transfer during the "lock-up" period.

        However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated waive, in writing, such an extension.

        Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated waive, in writing, such an extension.

        Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list the shares of common stock on The New York Stock Exchange under the symbol "HWY."

        The common stock is being offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

        Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares of common stock directly or indirectly, or distribute this prospectus or any other offering material relating to the common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

        Each of the underwriters has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

  (b)
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

  (d)
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of Shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our common stock other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32 of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

        This prospectus or any other offering material relating to our common stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the shares of common stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the "Securities and Futures Act"). Accordingly, our common stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our common stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

        The underwriters will not offer or sell any of our common stock directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

        Certain of the underwriters and their respective affiliates have performed and may in the future perform investment banking, financial advisory and lending services for us and our affiliates from time to time, for which they have received customary compensation, and may do so in the future.

        An affiliate of Credit Suisse Securities (USA) LLC was lender under our 2005 senior secured term loan facility and Credit Suisse Securities (USA) LLC was a sole bookrunner and sole lead arranger under our 2005 senior secured term loan facility. In connection with the THL Partners Transactions we repaid and retired the 2005 senior secured term loan facility. Credit Suisse Securities (USA) LLC is also acting as advisor to certain of our existing equity holders in connection with the THL Partners Transactions and is a joint bookrunner and joint lead arranger under our 2006 senior secured credit facilities. An affiliate of Credit Suisse Securities (USA) LLC is a lender and the administrative agent and collateral agent under the our 2006 senior secured credit facilities.

        An affiliate of Banc of America Securities LLC is a lender under our 2006 senior secured credit facilities, and Banc of America Securities LLC is a joint bookrunner and joint lead arranger thereunder.

        An affiliate of Goldman, Sachs & Co. is a lender under our 2006 senior secured credit facilities and a joint bookrunner and joint lead arranger thereunder.

        Certain of the underwriters and their affiliates purchased approximately $8.4 million of the outstanding preferred equity interests and common equity interests in connection with the syndication of our 2006 senior secured credit facilities.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined by a negotiation between us and the representatives and will not necessarily reflect the market price of our common stock following the offering. The principal factors that were considered in determining the public offering price included:

  •
  the information presented in this prospectus and otherwise available to the underwriters;

  •
  the history of and prospects for the industry in which we compete;

  •
  the ability of our management;

  •
  the prospects for our future earnings;

  •
  the present state of our development and current financial condition;

  •
  the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

  •
  the general condition of the securities markets at the time of this offering.

        We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to the offering or that an active trading market for our common stock will develop and continue after the offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option.

    The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

 NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions, and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of our common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the securities issued in this offering will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, NY. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, NY.

EXPERTS

        The consolidated financial statements of Hawkeye Holdings, L.L.C. for the period from October 22, 2003 (inception) to December 31, 2003, and as of and for the years ended December 31, 2004 and 2005, and the balance sheet of Hawkeye Holdings Inc. as of May 26, 2006, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus summarizes documents that are not delivered herewith. Copies of such documents are available at your request, without charge, from Hawkeye Holdings, 21050 140th Street, Iowa Falls, Iowa 50126, Attention: Corporate Secretary. Our telephone number at that address is (641) 648-8910 and our website is www.hawkrenew.com.

        In addition, we have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of a registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and the common stock offered, see the registration statement and the exhibits and schedules thereto.

        A copy of the registration statement, the exhibits and schedules thereto and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC at Station Place, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC's website at www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will file annual reports containing consolidated financial statements audited by an independent registered public accounting firm, quarterly reports containing unaudited consolidated financial data, current reports, proxy statements and other information with the SEC. You will be able to inspect and copy such periodic reports, proxy statements and other information at the SEC's public reference room and the website of the SEC referred to above or you may access them on our website at www.hawkrenew.com.

        The content of our website is not part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Hawkeye Intermediate, LLC and Subsidiary
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statements of Operations: For the six months ended June 30, 2005 and 2006	F-2
Unaudited Condensed Consolidated Balance Sheets: As of December 31, 2005 and June 30, 2006	F-3
Unaudited Condensed Consolidated Statements of Cash Flows: For the six months ended June 30, 2005 (Restated) and 2006 (Restated)	F-4
Unaudited Condensed Consolidated Statements of Changes in Members' Equity: For the six months ended June 30, 2005 and 2006	F-5
Notes to Unaudited Condensed Consolidated Financial Statements For the six months ended June 30, 2005 and 2006	F-6
Hawkeye Holdings, L.L.C. and Subsidiary
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-18
Consolidated Statements of Operations: For the period from October 22, 2003 (Inception) to December 31, 2003 and the years ended December 31, 2004 (Restated) and 2005 (Restated)	F-19
Consolidated Balance Sheets: As of December 31, 2004 and 2005	F-20
Consolidated Statements of Cash Flows: For the period from October 22, 2003 (Inception) to December 31, 2003 and the years ended December 31, 2004 (Restated) and 2005 (Restated)	F-21
Consolidated Statements of Changes in Members' Equity: For the period from October 22, 2003 (Inception) to December 31, 2003 and the years ended December 31, 2004 and 2005	F-22
Notes to Consolidated Financial Statements: For the period from October 22, 2003 (Inception) to December 31, 2003 and the years ended December 31, 2004 and 2005	F-23
Hawkeye Holdings Inc.
Audited Financial Statement
Report of Independent Registered Public Accounting Firm	F-36
Balance Sheet as of May 26, 2006	F-37
Notes to the Financial Statement	F-38

HAWKEYE INTERMEDIATE, LLC AND SUBSIDIARY

Unaudited Condensed Consolidated Statements of Operations

	Six months ended
	June 30, 2005	June 30, 2006
Revenues:
Ethanol sales	$28,766,839	$86,128,575
Distillers grains	4,676,546	8,430,526

Total revenues	33,443,385	94,559,101
Cost of goods sold	27,332,291	62,491,634

Gross profit	6,111,094	32,067,467
Selling, general, and administrative expenses.	2,225,021	2,807,322

Operating gain	3,886,073	29,260,145

Other income (expense):
Interest expense	(10,374,804)	(16,807,403)
Interest income	1,320,724	1,531,338
Transaction expenses (note 4)	—	(12,089,781)
Miscellaneous income (note 9)	2,093,575	213,136
Loss on commodity option transactions	—	(581,241)

Total other income (expense)	(6,960,505)	(27,733,951)

Net income (loss)	$(3,074,432)	$1,526,194

See accompanying notes to unaudited condensed consolidated financial statements.

HAWKEYE INTERMEDIATE, LLC AND SUBSIDIARY

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2005	June 30, 2006
Assets
Cash	$24,520,337	$1,622,464
Restricted cash (note 5)	76,884,098	13,337,370
Interest reserve escrow (note 5)	7,030,364	—
Accounts receivable	3,721,104	7,184,687
Inventories (note 6)	2,180,278	13,042,211
Prepaid expenses and other current assets	986,993	6,024,240

Total current assets	115,323,174	41,210,972

Property, plant, and equipment:
Land	3,262,280	11,951,136
Buildings	33,490,228	104,102,755
Equipment	23,497,772	106,598,224
Construction in progress (notes 7 and 12)	100,297,026	1,659,329

	160,547,306	224,311,444
Accumulated depreciation and amortization	(3,604,161)	(6,540,082)

	156,943,145	217,771,362

Goodwill	—	827,515,087
Other assets	7,203,303	5,140,602
Debt issuance costs, net	8,840,616	29,504,180

Total assets	$288,310,238	$1,121,142,203

Liabilities and Members' Equity
Liabilities:
Current portion of note payable	$925,000	$5,000,000
Current portion of capital lease obligations	104,727	155,642
Accounts payable (note 7)	23,427,219	19,857,399
Accrued expenses	1,983,372	59,360,708
Other liabilities	585,000	170,000

Total current liabilities	27,025,318	84,543,749

Unearned revenue	1,343,750	—
Notes payable (note 15)	184,075,000	645,000,000
Capital lease obligations	100,043	398,454
Subordinated notes payable	54,622,990	—

Total liabilities	267,167,101	729,942,203

Minority interest	1,200,000	1,200,000
Members' equity:
Preferred interests	—	351,000,000
Common interests	19,943,137	39,000,000

Total members' equity	19,943,137	390,000,000

Commitments and contingencies (note 12)
Total liabilities and members' equity	$288,310,238	$1,121,142,203

See accompanying notes to unaudited condensed consolidated financial statements.

 HAWKEYE INTERMEDIATE, LLC AND SUBSIDIARY
Unaudited Condensed Consolidated Statements of Cash Flows (Restated)

	Six months ended
	June 30, 2005	June 30, 2006
Cash flows from operating activities:
Net income (loss)	$(3,074,432)	$1,526,194
Adjustments to reconcile net income (loss) to
net cash (used in) provided by operating activities:
Depreciation and amortization	2,089,085	2,966,000
Non-cash interest expense	1,539,394	2,421,174
Write off of debt issuance costs	1,051,600	8,011,314
Change in fair value of interest rate swap	1,070,093	(2,181,299)
Change in fair value of corn purchase contracts	17,004	(415,000)
Decrease (increase) in other assets	(46,472)	1,016,284
Increase in accounts receivable	(188,122)	(3,463,583)
Increase in inventories	(2,687,228)	(5,670,602)
(Decrease) increase in accounts payable	(1,147,600)	7,238,766
Increase (decrease) in accrued expenses	427,193	(895,507)

Net cash (used in) provided by operating activities	(949,485)	10,553,741

Cash flows from investing activities:
Purchase of property, plant and equipment	(20,590,754)	(59,084,375)
Decrease in unearned revenue	(131,248)	(62,500)
Payment of transaction fees	—	(19,492,944)
(Increase) decrease in restricted cash	(139,626,029)	63,546,728
(Increase) decrease in escrow accounts	(7,082,885)	1,050,081

Net cash used in investing activities	(167,430,916)	(14,043,010)

Cash flows from financing activities:
Cash distributions to members	—	(52,455,406)
Payments on capital lease obligations	(65,920)	(156,473)
Proceeds from borrowings on notes payable	188,282,864	304,000,000
Principal payment on debt	(24,230,000)	(185,000,000)
Increase in debt issuance costs	(9,170,518)	(29,522,523)
Principal payment on subordinated notes payable	—	(56,274,202)
Proceeds from issuance of subordinated notes payable	25,000,000	—

Net cash provided by (used in) financing activities	179,816,426	(19,408,604)

Net increase (decrease) in cash	11,436,025	(22,897,873)
Cash at beginning of period	3,768,031	24,520,337

Cash at end of period	$15,204,056	$1,622,464

Supplemental disclosures of cash flow information:
Cash paid for interest (includes capitalized interest)	$5,894,534	$9,071,765
Supplemental disclosures of noncash investing and financing activities:
Accounts payable incurred for property, plant and equipment additions	289,115	11,005,324
Push down of a portion of the THL Partners Transactions consideration	—	736,000,000
Interest added to subordinated notes payable	1,539,394	1,988,180
Capital lease obligations entered into for property, plant and equipment	48,443	505,800

See accompanying notes to unaudited condensed consolidated financial statements.

HAWKEYE INTERMEDIATE, LLC AND SUBSIDIARY

Unaudited Condensed Consolidated Statements of Changes in Members' Equity

For the six months ended June 30, 2005 and June 30, 2006

	Preferred members' interests	Common members' interests	Total
Balance, December 31, 2004 (predecessor)	$—	$11,318,980	$11,318,980
Net loss	—	(3,074,432)	(3,074,432)

Balance, June 30, 2005 (predecessor)	$—	$8,244,548	$8,244,548

Balance, December 31, 2005 (predecessor)	$—	$19,943,137	$19,943,137
Net income	—	1,526,194	1,526,194
Distribution of cash to members	—	(52,455,406)	(52,455,406)

Balance, June 30, 2006 (predecessor)	$—	$(30,986,075)	$(30,986,075)
Elimination of historical equity accounts in connection with the THL Partners Transactions	—	30,986,075	30,986,075
Initial capital contribution	351,000,000	39,000,000	390,000,000

Balance, June 30, 2006 (successor)	$351,000,000	$39,000,000	$390,000,000

See accompanying notes to unaudited condensed consolidated financial statements.

HAWKEYE INTERMEDIATE, LLC AND SUBSIDIARY

Notes to Unaudited Condensed Consolidated Financial Statements

For the six months ended June 30, 2005 and 2006

(1)   Basis of Presentation

        Hawkeye Holdings, L.L.C., an Iowa Limited Liability Company, together with its wholly-owned subsidiary Hawkeye Renewables, LLC, a Delaware Limited Liability Company, is a manufacturer primarily engaged in the production and marketing of ethanol. Hawkeye Renewables, LLC also produces distillers grains, which is a coproduct of ethanol production.

        Prior to February 22, 2005, the enterprise was an operating company known as Iowa Falls Ethanol Plant (IFEP). IFEP was established on October 22, 2003, and was a development stage enterprise until November 2004 when it commenced its planned principal operations. On February 22, 2005, substantially all of the assets and liabilities of IFEP were transferred to Hawkeye Renewables, LLC, then a newly formed operating company. IFEP was renamed Hawkeye Holdings, L.L.C. Hawkeye Renewables, LLC is a 100% owned consolidated subsidiary of Hawkeye Holdings, L.L.C.

        On December 20, 2005, Hawkeye Renewables, LLC purchased a majority interest in a newly-formed entity, D&W Railroad, LLC (D&W) in exchange for a cash investment of approximately $1,741,000. The minority interest holder in D&W contributed certain property and rail lines to the venture. D&W owns and maintains rail lines that provide access to facilities owned by its members. The results of operations of D&W are included in the consolidated financial statements from the date of the acquisition.

        On June 16, 2006, Hawkeye Holdings, L.L.C. formed Hawkeye Intermediate, L.L.C. Effective June 30, 2006, Hawkeye Holdings, L.L.C. exchanged its interest in Hawkeye Renewables, LLC for common and preferred ownership interests in Hawkeye Intermediate, LLC. This transaction between entities under common control was accounted for using the historical bases of the assets and liabilities transferred to Intermediate. As a result of this exchange, Hawkeye Intermediate, LLC became a new intermediate holding company of Hawkeye Renewables, LLC, and the successor to Hawkeye Holdings, L.L.C.

        The accompanying condensed consolidated financial statements include the accounts of Hawkeye Intermediate, LLC and its subsidiary (the Company) after elimination of intercompany accounts and transactions. These financial statements reflect the effects of the THL Partners Transactions described in note 3 below.

        Management has prepared these statements without audit, pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC"). Certain information and note disclosures normally included in comprehensive financial statements prepared in accordance with accounting principles generally accepted in the United States, have been condensed or omitted pursuant to such rules and regulations of the SEC.

        To prepare the financial statements in conformity with accounting principles generally accepted in the United States of America, management has made a number of estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

        In the opinion of management, the condensed consolidated financial statements reflect all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the Company's financial position as of June 30, 2006, and the results of operations and cash flows for the six-month periods ended June 30, 2005 and 2006. The results of operations for such interim periods are not necessarily indicative of the results for the full year.

        The condensed consolidated balance sheet as of December 31, 2005 has been derived from the audited consolidated financial statements of Hawkeye Holdings, L.L.C. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in elsewhere in this prospectus.

(2)   Restatement

        The Company has restated its previously issued financial statements for June 30, 2006 and 2005 to correct the presentation in the statement of cash flows of certain purchases of property, plant, and equipment.

        A portion of the Company's construction in progress was funded by the incurrence of accounts payable and had been included as a cash activity in the condensed consolidated statements of cash flows. Since these portions of construction in progress were not funded by actual cash payments within the respective years, the Company corrected this presentation in the condensed consolidated statements of cash flows by reducing the investing outflows for the purchases of property, plant and equipment and reducing the corresponding change in accounts payables in the operating section of the condensed consolidated statements of cash flows. In addition, the Company added a non-cash activity disclosure to properly reflect the portion of construction in progress funded by the incurrence of accounts payable.

        The original and restated balances for the line items affected by these adjustments are:

	Six months ended June 30, 2005 As Reported	Six months ended June 30, 2005 As Restated	Six months ended June 30, 2006 As Reported	Six months ended June 30, 2006 As Restated
CASH FLOW STATEMENT
Increase (decrease) in accounts payable	$(4,967,487)	(1,147,600)	(3,569,820)	7,238,766
Net cash provided by (used in) operating activities	$(4,769,372)	(949,485)	(254,845)	10,553,741
Purchase of property, plant and equipment	$(16,770,867)	(20,590,754)	(48,275,789)	(59,084,375)
Net cash used in investing activities	$(163,611,029)	(167,430,916)	(3,234,424)	(14,043,010)

        These adjustments did not affect the reported amounts of net income or the change in cash for either period.

(3)   The THL Partners Transactions

        On May 11, 2006, a number of investment vehicles affiliated with Thomas H. Lee Partners, L.P., entered into a membership interest purchase agreement with Hawkeye Holdings, L.L.C., Hawkeye Renewables, LLC and THL–Hawkeye Acquisition LLC. The purchase agreement provided for a series of transactions that closed on June 30, 2006, and resulted in THL Partners purchasing from Hawkeye Holdings, L.L.C. an approximate 80% preferred and common equity interest in the business, with Hawkeye Holdings, L.L.C. retaining an approximate 20% preferred and common equity interest.

        On June 16, 2006, Hawkeye Holdings, L.L.C. formed Hawkeye Intermediate, LLC. Effective June 30, 2006, Hawkeye Holdings, L.L.C. exchanged its interest in its subsidiary for common and preferred ownership interests in Hawkeye Intermediate, LLC. As a result, Hawkeye Intermediate, LLC became the holding company of Hawkeye Renewables, LLC, our operating subsidiary.

        Pursuant to the membership interest purchase agreement, THL Partners acquired an approximate 80% interest in the Company's business in a transaction that valued the business at approximately $1.010 billion. The membership interest purchase agreement contains customary representations and warranties including representations and warranties regarding organization, authorization, non-contravention, governmental consents, financial statements, absence of certain changes, no undisclosed material liabilities, material contracts, compliance with laws and court orders, litigation, title to real property, intellectual property rights, licenses and permits, tax matters, employee plans, environmental compliance and brokers. THL Partners' right to obtain indemnification from Hawkeye Holdings, L.L.C. for any breach of these representations and warranties generally is limited to an aggregate amount of losses in excess of $12.5 million, subject to a cap of $60.0 million. The indemnity agreement expires, other than with respect to limited matters, one year after the closing date.

        In the transaction, THL Partners paid approximately $736.0 million for its 80% ownership interest, approximately $346 million of which consisted of borrowings by THL Hawkeye Acquisition, LLC, a THL Partner affiliate, under new 2006 senior secured credit facilities. As part of the transaction, Hawkeye Acquisition LLC was merged into Hawkeye Renewables, LLC, which assumed the obligations under the 2006 senior secured credit facilities, and additional funds borrowed thereunder were used to repay then existing debt. After giving effect to closing the THL Partners Transactions, the Company had approximately $650.0 million of debt and $390.0 million of preferred and common equity. This structure was used to provide THL Partners with cash to fund in part its purchase of the interests from Hawkeye Holdings, L.L.C., while providing the lenders under the 2006 senior secured credit facilities the direct obligation of Hawkeye Renewables, LLC that they sought as a condition of providing the debt funding.

        The acquisition was accounted for under the purchase method of accounting and in accordance with SFAS No. 141, Business Combinations. The Company has preliminarily allocated the purchase price to the identifiable assets and liabilities at their respective fair values. The excess of cost over the fair value of the identifiable assets and liabilities was recorded as goodwill. The purchase price allocation is preliminary and may be adjusted for a period of up to one year as additional information regarding the fair value of the assets acquired and liabilities assumed becomes known to the Company. The Company expects the final allocation of the purchase price will be determined by December 31, 2006 based on a comprehensive final evaluation of the identifiable assets acquired and liabilities assumed at the date of the THL Partners Transactions. The preliminary allocation is summarized in the following table:

(In millions)
Calculation of the purchase price:
Proceeds to Hawkeye Holdings, L.L.C. from THL Partners	$736
Reinvestment by Hawkeye Holdings, L.L.C.	78
Repayment of existing debt, net of excess cash	187
Direct acquisition costs, excluding capitalized financing fees of $29.5 million	9

Total purchase price	$1,010

Allocation of purchase price:
Current assets	$41
Property, plant and equipment	218
Goodwill	828
Other assets	5
Current liabilities	(80)
Other liabilities	(1)
Minority interest	(1)

Total purchase price	$1,010

        No deferred tax assets or liabilities have been established as Hawkeye Intermediate, LLC is a pass-through entity for federal and state income taxes.

        Current liabilities include $58.4 million which represents the fair value of certain forward sales contracts determined to be below market. As of June 30, 2006, the Company has commitments to sell approximately 81,058,000 gallons of ethanol at an average price of $2.09 per gallon for delivery through December 2006. The fair value of these sales contracts was estimated based on the difference between the contracted prices and the forward prices at the time of anticipated delivery sourced from the Chicago Board of Trade.

        The following unaudited proforma information presents the results of operations of the Company for the year ended December 31, 2005 and the six months ended June 30, 2006 as if the acquisition had been consummated as of the beginning of the periods presented. This proforma information is not necessarily indicative of what would have occurred had the THL Partners Transactions occurred on the date indicated, nor is it necessarily indicative of our future results.

	Year ended December 31, 2005	Six months ended June 30, 2006
Total revenues	$89,121	$94,559
Net income (loss)	$(58,813)	$(9,033)

        The Company accounts for its goodwill in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill be reviewed for impairment at least annually or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. If the carrying amount of a reporting unit exceeds its estimated fair value, goodwill is evaluated for potential impairment.

        The Company operates in a single reporting segment, and accordingly goodwill was not allocated to operating segments.

(4)   Transaction Expenses

        Transaction expenses include approximately $10.1 million of investment banking advisory fees and expenses and $2.0 million of legal fees related to the THL Partners Transactions.

(5)   Cash, Restricted Cash and Interest Reserve Escrow

        The Company maintains its cash accounts at two financial institutions. The Company also maintains various money market accounts that are included in cash and allow for, among other things, funding of the Company's regular monthly operations, continued financing of capital expenditures, and debt service funding.

        Certain of the Company's cash accounts are restricted and may only be used for permitted purposes pursuant to the Company's existing credit facility and to pay interest on the subordinated notes payable. Accordingly, as of December 31, 2005 and June 30, 2006, the Company had restricted cash and escrow balances totalling of $83,914,462 and $13,337,370, respectively.

(6)   Inventories

        Inventories are stated at the lower of cost or market (net realizable value). Cost is determined by the first-in, first-out (FIFO) method. At December 31, 2005 and June 30, 2006 inventory consisted of the following:

	December 31, 2005	June 30, 2006
Raw materials	$1,339,693	2,957,948
Work in process	416,259	1,735,807
Finished goods	424,326	8,348,456

	$2,180,278	13,042,211

(7)   Property, Plant and Equipment

        Property, plant and equipment is stated at cost. Plant and equipment under capital leases is stated at the present value of minimum lease payments. Depreciation is computed using the straight-line method over the following estimated useful lives beginning from the date the asset is placed in service:

Office equipment	5 years
Machinery and equipment	7–10 years
Buildings	15–40 years

        Plant and equipment held under capital leases is amortized straight line over the shorter of the lease term or estimated useful life of the asset. Amortization of assets held under capital lease is included in depreciation expense.

        Maintenance and repairs are expensed as incurred; significant improvements and betterments, which increase the value or materially extend the life of the related assets, are capitalized.

        The Company capitalizes interest incurred during the period of construction as part of the cost of the constructed asset. Such costs are amortized over the life of the respective asset. Interest capitalized amounted to $239,121 in the six months ended June 30, 2005 and $2,467,497 in the six months ended June 30, 2006.

        At December 31, 2005 and June 30, 2006, accounts payable included $21,813,910 and $11,005,324, respectively, related to the Company's current construction activities. All such amounts are expected to be paid in 2006.

(8)   Income Taxes

        The Company is treated as a partnership for federal and state income tax purposes, and generally does not incur income taxes. Instead its earnings and losses are included in the income tax returns of its members. Therefore, no provision or liability for federal or state income taxes has been included in these condensed consolidated financial statements.

(9)   Miscellaneous Income

        Substantially all of the approximately $2.1 million and $213,000 of miscellaneous income in the six month periods ended June 30, 2005 and 2006, respectively, was derived through a governmental program established through the United States Department of Agriculture (USDA) that provides cash payments for companies that generate increases in bioenergy production (ethanol) from previous production levels. Such amounts are recognized when the Company's right to the payment is communicated by the USDA.

(10) Derivative Instruments and Hedging Activities

        The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

        Periodically, the Company uses exchange traded options or futures contracts to reduce its exposure to various commodity market risks. As allowed under the accounting principles generally accepted in the United States of America, the Company has elected not to adopt hedge accounting for any futures contracts that may otherwise qualify for hedge accounting under SFAS No. 133. Accordingly, any realized or unrealized gain or loss related to these derivative financial instruments is recorded as gain or loss on commodity option transactions in the condensed consolidated statements of operations. The Company realized a net loss of $0 and $581,241 on commodity option transactions for the six months ended June 30, 2005 and 2006, respectively.

        The Company uses variable-rate debt to finance its operations. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt.

        In 2005 the Company entered into an interest rate swap to minimize the impact of interest rate changes on a portion of its outstanding debt. The swap agreement had not been designated as a hedge for accounting purposes, therefore, all gains or losses are included in interest expense on the condensed consolidated statements of operations. The fair value of the interest rate swap was $2,062,701 at December 31, 2005 and $0 at June 30, 2006, respectively. The interest rate swap agreement was liquidated on June 30, 2006 as part of the THL Partners Transactions.

        As part of normal business operations the Company enters into corn purchase contracts with local farmers for bushels of corn to be used in the production of ethanol. Prior to May 26, 2006, the Company had not qualified these contracts for the normal purchase/normal sale exception under SFAS

No. 133, and accordingly had marked these contracts to market as required under SFAS No. 133 with the change in market value reflected in cost of goods sold. Any new contracts entered into since May 26, 2006 have been documented as qualifying for the normal purchase/normal sale exception under SFAS No. 133, and have not been marked to market. As of December 31, 2005 and June 30, 2006, the fair value of these contracts was a liability of $585,000 and $170,000, respectively. Also in the normal course of business operations, the Company enters into sales contracts for the future delivery of ethanol and distilled grains. The Company has concluded that these contracts do not meet the definition of a derivative under SFAS No. 133 as there is no mechanism for net settlement. These contracts are shown as commitments in note 12.

(11) Recently Issued Accounting Standards

        In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under SFAS No. 151, such items will be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 was effective for the Company for inventory costs incurred on or after January 1, 2006. The adoption of SFAS No. 151 did not have a significant effect on the Company's condensed consolidated financial statements.

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. SFAS No. 154 is effective for the Company for all accounting changes and any error corrections occurring after January 1, 2006.

        In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47), which requires conditional asset retirement obligations to be recognized if a legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation can be made. FIN 47 also provides guidance as to when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted the provisions of FIN 47 on December 31, 2005. No conditional asset retirement obligations were recognized and, accordingly, the adoption of FIN 47 had no effect on the Company's condensed consolidated financial statements.

(12) Commitments and Contingencies

  (a) Design Build Contract

        The Company has entered into two design build contracts for the expansion of one ethanol facility and the construction of a second new ethanol facility for an aggregate contract price of approximately $128.0 million. Remaining commitments on these contracts at June 30, 2006 were approximately $10.9 million. The total cost of the projects, including the construction and start-up expenses, is expected to approximate $155.0 million.

  (b) Consulting Contracts

        In October 2003, the Company entered into a management service agreement with an entity affiliated with a member of the Company, effective July 1, 2004, for general management consulting, finance functions, strategic planning and other services as agreed upon. For these services the Company pays an annual management fee of $0.0167 per gallon of ethanol produced payable quarterly in advance. The agreement has no term, but may be terminated by the management service organization at any time with or without cause upon 30 days' notice, or by either party if substantially all of the assets of the Company are sold or upon dissolution of the Company. The Company paid or accrued $387,383 and $577,799 to the member during the six months ended June 30, 2005 and 2006, respectively.

        On February 24, 2005, the Company's subsidiary entered into a financial advisory service agreement with an entity affiliated with a member for $12,500 per month. The Company paid or accrued $50,000 and $37,500 to the member during the six months ended June 30, 2005 and 2006, respectively.

        On August 11, 2004, the Company entered into a plant operation agreement with an unrelated entity in the business of managing and operating ethanol production facilities, to provide certain services in connection with the production process and operation of the Iowa Falls Plant. The initial term of this agreement is thirty months from the effective date, or through February 11, 2007. Early termination options are available to both parties based on specific facts and circumstances. As part of the agreement, the Company pays an annual management fee of $225,000, payable in advance in equal monthly installments of $18,750. A total of $87,500 was expensed as management fees during the six months ended June 30, 2005 and payments of $91,667 have been expensed as management fees during the six months ended June 30, 2006.

        The Company also pays this entity an annual bonus based upon each gallon of denatured ethanol produced at the plant in excess of a specified number of gallons per year, for each year during the term of the agreement, including any partial years once production begins. This bonus is due and payable quarterly. The Company had accrued $110,503 for this bonus at June 30, 2006.

        Finally, an additional bonus is available of $40,000, for any and all six-month periods in which the plant produces a specified number of gallons or more of denatured ethanol during the term of the agreement. The first six-month period shall begin on the date the plant begins grinding corn for production of ethanol. The Company accrued $40,000 for this bonus at June 30, 2006.

        On November 19, 2004, the Company entered into a plant operation agreement with an unrelated entity in the business of managing and operating ethanol production facilities, to provide certain services in connection with the production process and operation of the Fairbank Plant. The initial term of this agreement is thirty months from the effective date, or through May 9, 2007. Early termination options are available to both parties based on specific facts and circumstances. As part of the agreement, the Company pays an annual management fee of $225,000, payable in advance in equal monthly installments of $18,750. No payments were expensed as management fees during the six months ended June 30, 2005 and payments of $107,056 have been expensed as management fees during the six months ended June 30, 2006.

        The Company also pays this entity an annual bonus based upon each gallon of denatured ethanol produced at the plant in excess of a specified number of gallons per year, for each year during the term of the agreement, including any partial years once production begins. This bonus is due and payable quarterly. The Company accrued $0 for this bonus at June 30, 2006, as the plant commenced production during the quarter but did not achieve the bonus production level.

  (c) Purchase Commitments

        At June 30, 2006, the Company had outstanding contracts with various vendors to purchase 10,286,845 bushels of corn for delivery in the normal course of business through December 2006. This commitment has a value of approximately $22,760,000 based on published futures prices of corn for the period of delivery.

  (d) Sales Commitments

        At June 30, 2006, the Company has commitments to sell approximately 81,058,000 gallons of ethanol to one customer at an average price of $2.09 per gallon for delivery through December 2006, and approximately 82,900 tons of distillers grains to another customer with expected sales of approximately $5,093,000 for delivery through September 2006.

  (e) Environmental Liabilities

        The Company's operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdiction in which it operates. These laws require the Company to investigate and remediate the effects of the release or disposal of material at its locations. Accordingly, the Company has adopted policies, practices, and procedures in the areas of pollution control, occupational health, and the production, handling, storage, and use of hazardous materials to prevent environmental or other damage, and to limit the financial liability which could result from such events. Environmental liabilities are recorded when the Company's liability is probable and the costs can be reasonably estimated. No such liabilities were recorded at December 31, 2005 or June 30, 2006.

  (f) Utility Commitments

        The Company has committed to purchase electricity for the Iowa Falls plant from an electric provider under a 10 year contract that ends in 2014. The company has a second contract to provide the electricity for the Fairbank plant from a different electric provider under a three year contract. Both contracts have market based prices but require the Company to reimburse the vendor for the cost of their substation equipment if the contract is terminated early.

  (g) Rail car Subleases

        The Company accounts for the arrangements under which it has access to 500 rail cars leased by its ethanol broker as subleases. The term of the subleases ranges from three to nine years. At June 30, 2006, the annual sublease payment required during the sublease term for the rail cars is approximately $3.4 million. The Company is accounting for the sublease as an operating lease and includes the lease payments in the cost of goods sold.

(13) Concentration of Credit Risk

        All of the Company's sales for the six months ended June 30, 2005 and 2006 and all of the accounts receivable balance outstanding at December 31, 2005 and June 30, 2006 are with two customers.

(14) Segment Information

        The Company operates in one business segment, the dry milling of corn to produce ethanol, and therefore does not report operating income (loss), identifiable assets and/or other resources related to business segments. All of the Company's revenues are derived from sales to customers located in the United States.

(15) Debt

        In connection with the THL Partners Transactions, the Company assumed liability for $700 million in new senior secured credit facilities consisting of:

  •
  a $500 million first lien term loan facility;

  •
  a $50 million first lien revolving credit facility, up to $20 million of which is available in the form of letters of credit and up to $10 million of which is available in the form of swingline loans; and

  •
  a $150 million second lien term loan facility.

        At June 30, 2006, $650 million was outstanding under these senior secured credit facilities.

        Interest under the 2006 senior secured credit facilities is based upon either the applicable London Interbank Offered Rate, or LIBOR, or an alternate base rate, or ABR, that is a rate per annum equal to the greater of the prime rate announced from time to time by Credit Suisse at its principal office in New York City and the federal funds effective rate plus 0.50%. Borrowings under the first lien term loan facility bear interest at an annual rate of, at the Company's option, LIBOR plus 4.00% or ABR plus 3.00%. Borrowings under the first lien revolving credit facility bear interest at an annual rate of, at the Company's option, LIBOR plus 4.00% or ABR plus 3.00%, except that if, as of any relevant date of determination, the ratio of total debt to covenant EBITDA for the four most recently ended fiscal quarters is less than or equal to 3.25 to 1.00, such borrowings will bear interest at an annual rate of, at the Company's option, LIBOR plus 3.75% or ABR plus 2.75%. Borrowings under the Company's second lien term loan facility bear interest at an annual rate equal to, at the Company's option, LIBOR plus 7.25% or ABR plus 6.25%. The Company may elect interest periods of one, two, three or six months (or, if agreed to or available to all participating lenders, nine or 12 months) for LIBOR borrowings. Interest on the Company's 2006 senior secured credit facilities is payable (i) with respect to any ABR loan, quarterly, on the last day of March, June, September and December and (ii) with respect to any LIBOR loan, on the last day of the interest period applicable to the borrowing of which such LIBOR loan is a part and, in the case of a LIBOR borrowing with an interest period of more than three (3) months' duration, on each day that would have been an interest payment date had successive interest periods of three (3) months' duration been applicable to such borrowing.

        Under the first lien revolving credit facility, a quarterly commitment fee is due equal to 0.50% per annum of the average daily amount of any undrawn revolving credit commitment under that facility during the preceding quarter, or, if, as of any relevant date of determination, the ratio of total debt to covenant EBITDA for the four most recently ended fiscal quarters is less than or equal to 3.25 to 1.00, equal to 0.375% per annum of such undrawn amount. The Company also pays other customary fees under its 2006 senior secured credit facilities, including administrative fees and fees with regard to outstanding amounts under letters of credit.

        In addition, the 2006 senior secured credit facilities provide that Hawkeye Renewables, LLC may borrow up to $100 million in incremental facilities in the form of first lien term loans, first lien revolving loans or a combination of both. The lenders under the 2006 senior secured credit facilities have not committed to provide such incremental facilities.

        The Company's 2006 senior secured credit facilities contain affirmative and negative covenants and requirements affecting Hawkeye Intermediate, LLC and its subsidiaries. The affirmative covenants require, among other things, maintenance of properties, maintenance of insurance, payment of taxes, delivery of financial statements and other financial information to the lenders and notice to the lenders upon the occurrence of certain events. The negative covenants generally restrict the ability of Hawkeye Intermediate, LLC and its subsidiaries to incur additional indebtedness, grant liens, engage in mergers or consolidations, sell certain assets and pay dividends and make other restricted payments, among others.

        The Company's 2006 first lien credit facilities also require that Hawkeye Intermediate, LLC and its subsidiaries meet the following financial covenants:

  •
  a minimum ratio of consolidated EBITDA to consolidated interest expense for any four fiscal quarter periods ended (a) on or prior to December 31, 2008 of 1.50 to 1.00, (b) from January 1, 2009 through December 31, 2010 of 1.75 to 1.00 and (c) after December 31, 2010 of 2.00 to 1.00;

  •
  a maximum ratio of total debt to consolidated EBITDA for any four fiscal quarter periods ended (a) on or prior to December 31, 2008 of 6.50 to 1.00, (b) from January 1, 2009 through December 31, 2010 of 6.50 to 1.00 and (c) after December 31, 2010 of 5.50 to 1.00; and

  •
  a limitation on the aggregate amount of capital expenditures.

        The 2006 second lien term loan facility also requires that Hawkeye Intermediate, LLC and its subsidiaries meet a maximum ratio of total debt to consolidated EBITDA covenant for any four fiscal quarter period ended (a) on or prior to December 31, 2008 of 7.00 to 1.00, (b) from January 1, 2009 through December 31, 2010 of 6.75 to 1.00 and (c) after December 31, 2010 of 6.50 to 1.00.

        As of December 31, 2005 and June 30, 2006, the Company was in compliance with all related debt covenants.

(16) Restricted Stock Awards

        Effective June 30, 2006, in connection with the THL Partners Transactions, the Company adopted SFAS No. 123(R), Share-Based Payment, which requires the measurement of all share-based payments to employees using a fair-value-based method and the recording of such expense in the Company's consolidated statement of operations.

        In connection with the THL Partners Transactions, on June 30, 2006, several of the Company's executive officers and directors were granted a total of 2,826,666 Class B common units of Hawkeye Intermediate, LLC pursuant to restricted unit agreements. The restricted unit agreements signed by the Company's executive officers, who received 2,816,666 Class B common units, provide that:

  •
  one-half of the restricted units-the time vested units-vest in 48 equal monthly installments commencing July 31, 2006, and on the last day of each month thereafter subject to the executive's continued employment on each such vesting date; and

  •
  the remainder of the restricted units-the time-performance units-vest to the extent both of the following vesting criteria are met: the units are time vested, which will occur in 60 equal monthly installments commencing July 31, 2006, and on the last day of each month thereafter, subject to the executive's continued employment on each such vesting date, and a specified investment return is achieved by THL Partners.

        The time vested units will become fully vested in the event of a change in control of Hawkeye Intermediate, LLC and the time-performance units will be subject to accelerated vesting in whole or in part based upon specified investment returns achieved by THL Partners at the time of the change in control. Further, the restricted units will be subject to accelerated vesting in whole or in part upon certain terminations of employment. Upon any termination of an executive's employment, the executive's unvested units will be returned to the Company for no consideration.

        The restricted unit agreements signed by the Company's directors, who received a total of 10,000 Class B common units, provide that all of the restricted units held by them will vest on June 30, 2007, so long as they continue to serve on such date as a director of Hawkeye Intermediate, LLC, Hawkeye Holdings Inc. or any of their subsidiaries. Their restricted units will become fully vested in the event of a change in control of Hawkeye Intermediate, LLC. At such time as any such director no longer serves as director of Hawkeye Intermediate, LLC, Hawkeye Holdings Inc. or any of their subsidiaries, that director's unvested units will be returned to the Company for no consideration and his vested restricted units may be purchased by the Company, at its option.

        The estimated fair value of the restricted Class B common units issued in connection with the THL Partners Transactions is $14.3 million ($5.06 per Class B common unit). This estimated fair value was calculated contemporaneously with the transaction by an unaffiliated third party valuation firm using the probability-weighted expected return method.

  •
  This method reflects the going-concern status of the Company as well as expectations of security holders about future economic events and the amounts, timing, and uncertainty of future cash flows to be received by security holders in respect of the Class B common units.

  •
  This method assigns some value to the Class B common units unless the Company is being liquidated and no cash is being distributed to the security holders.

        Assumptions used in this valuation include a probability-weighted exit multiple of 6.0x EBITDA, a probability-weighted market exit of six months, a required rate of return of 40% and a capital structure representing 90% Class A common units and 10% Class B common units.

        The probability weighted expected return method was considered the most appropriate method to value the Class B common units based upon the following criteria:

  •
  the Company's operations are established and generating significant levels of positive cash flow;

  •
  the Company prepares projections provided to third parties; and

  •
  a market participant would most likely use this method when evaluating the Company in a future change of control or IPO event.

        This estimated fair value will be recorded as compensation expense as required in future periods.

        The Company estimates that they will record approximately $3.5 million of compensation expense in the twelve month period from adoption based on existing restricted stock units. Stock-based compensation expenses will increase when additional stock option grants are awarded.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Hawkeye Holdings, L.L.C.:

        We have audited the accompanying consolidated balance sheets of Hawkeye Holdings, L.L.C. and subsidiary (the Company) as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in members' equity, and cash flows for the period from October 22, 2003 (inception) to December 31, 2003, and for the years ended December 31, 2004 and 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hawkeye Holdings, L.L.C. and subsidiary as of December 31, 2004 and 2005, and the results of their operations and their cash flows for the period from October 22, 2003 (inception) to December 31, 2003, and for the years ended December 31, 2004 and 2005 in conformity with U.S. generally accepted accounting principles.

        The consolidated statements of operations and cash flows for 2005 and 2004 have been restated, as discussed in note 2.

/s/ KPMG LLP

Des Moines, Iowa
May 25, 2006, except as to note 2,
which is as of July 21, 2006

HAWKEYE HOLDINGS, L.L.C. AND SUBSIDIARY

Consolidated Statements of Operations

		Years ended
	Period from October 22 to December 31, 2003	December 31, 2004	December 31, 2005
		(Restated)	(Restated)
Revenues:
Ethanol sales	$—	$7,490,359	$79,426,297
Distillers grains	—	826,234	9,694,999

Total revenues	—	8,316,593	89,121,296
Cost of goods sold	—	7,854,059	67,270,067

Gross profit	—	462,534	21,851,229
Selling, general, and administrative expenses	1,024	1,329,596	4,279,365

Operating gain (loss)	(1,024)	(867,062)	17,571,864

Other income (expense):
Interest expense	—	(865,307)	(17,340,950)
Interest income	—	123,984	3,344,367
Miscellaneous income (note 1)	—	27,375	5,000,010
Gain (loss) on commodity option transactions	—	(598,986)	48,866

Total other income (expense)	—	(1,312,934)	(8,947,707)

Net income (loss)	$(1,024)	$(2,179,996)	$8,624,157

See accompanying notes to consolidated financial statements.

HAWKEYE HOLDINGS, L.L.C. AND SUBSIDIARY

Consolidated Balance Sheets

	December 31, 2004	December 31, 2005
Assets
Cash	$3,768,031	$24,520,337
Restricted cash (note 1)	—	76,884,098
Interest reserve escrow (notes 1 and 4)	2,002,786	7,030,364
Accounts receivable	1,783,362	3,721,104
Inventories (note 1)	1,598,712	2,180,278
Prepaid expenses and other current assets	1,191,071	986,993

Total current assets	10,343,962	115,323,174

Property, plant, and equipment:
Land	3,048,002	3,262,280
Buildings	33,484,564	33,490,228
Equipment	17,878,999	23,497,772
Construction in progress (note 7)	2,178,442	100,297,026

	56,590,007	160,547,306
Accumulated depreciation and amortization	(265,703)	(3,604,161)

	56,324,304	156,943,145

Other assets	—	7,203,303
Debt issuance costs, net	1,754,285	8,840,616

Total assets	$68,422,551	$288,310,238

Liabilities and Members' Equity
Liabilities:
Current portion of note payable	$1,616,224	$925,000
Current portion of capital lease obligations (note 5)	107,206	104,727
Accounts payable	6,458,116	23,427,219
Accrued expenses	899,872	1,983,372
Other liabilities	1,018,000	585,000

Total current liabilities	10,099,418	27,025,318
Unearned revenue	1,028,125	1,343,750
Notes payable (note 3)	19,330,913	184,075,000
Capital lease obligations (note 5)	167,667	100,043
Subordinated notes payable (note 4)	26,477,448	54,622,990

Total liabilities	57,103,571	267,167,101

Minority interest	—	1,200,000
Members' equity (note 6):
Founding members	2,344,977	7,950,679
Additional members	8,974,003	11,992,458

Total members' equity	11,318,980	19,943,137

Commitments and contingencies (note 7)
Total liabilities and members' equity	$68,422,551	$288,310,238

See accompanying notes to consolidated financial statements.

HAWKEYE HOLDINGS, L.L.C. AND SUBSIDIARY
Consolidated Statements of Cash Flows

		Years ended
	Period from October 22, 2003 through December 31, 2003
		December 31, 2004	December 31, 2005
		(Restated)	(Restated)
Cash flows from operating activities:
Net income (loss)	$(1,024)	$(2,179,996)	$8,624,157
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	—	457,073	3,515,873
Write off of debt issuance costs	—	—	1,051,600
Non cash interest expense	—	—	4,571,627
Change in fair value of interest rate swap	—	—	(2,062,701)
Change in fair value of corn purchase contracts	—	1,018,000	(433,000)
Increase in other assets	—	(1,191,071)	(4,936,524)
Increase in accounts receivable	—	(1,783,362)	(1,937,742)
Increase in inventories	—	(1,598,712)	(581,566)
Increase (decrease) in accounts payable	66,004	2,283,111	(735,806)
Increase in accrued expenses	—	899,872	1,083,500

Net cash provided by (used in) operating activities	64,980	(2,095,085)	8,159,418

Cash flows from investing activities:
Purchase of property, plant and equipment	(64,980)	(50,019,550)	(83,528,651)
Increase in unearned revenue	—	1,028,125	315,625
Investment in joint venture	—	—	(1,740,998)
Increase in restricted cash	—	—	(76,884,098)
Increase in escrow accounts	—	(2,002,786)	(5,027,578)

Net cash used in investing activities	(64,980)	(50,994,211)	(166,865,700)

Cash flows from financing activities:
Cash contributions from members	—	12,868,223	—
Payments on capital lease obligations	—	(12,378)	(118,548)
Proceeds from borrowings on notes payable	—	20,947,137	188,282,864
Principal payment on debt	—	—	(24,230,000)
Increase in debt issuance costs	—	(1,945,655)	(9,475,728)
Proceeds from issuance of subordinated notes payable	—	25,000,000	25,000,000

Net cash provided by financing activities	—	56,857,327	179,458,588

Net increase in cash		3,768,031	20,752,306
Cash at beginning of period	—	—	3,768,031

Cash at end of period	$—	$3,768,031	$24,520,337

Supplemental disclosures of cash flow information:
Cash paid for interest (including capitalized interest)	$—	$3,558,607	$15,258,858
Supplemental disclosures of noncash investing and financing activities:
Accounts payable incurred for property, plant and equipment additions	—	4,109,002	21,813,910
Property, plant and equipment contributed for member units	—	631,777	—
Property plant and equipment contributed for minority interest in joint venture	—	—	1,200,000
Interest added to subordinated notes payable	—	1,477,448	3,145,542
Capital lease obligations entered into for property, plant and equipment	—	287,252	48,443

See accompanying notes to consolidated financial statements.

HAWKEYE HOLDINGS, L.L.C. AND SUBSIDIARY

Consolidated Statements of Changes in Members' Equity

For period from October 22, 2003 (Inception) to December 31, 2003 and the years ended December 31, 2004 and 2005

	Founding members	Additional members	Total
Balance, October 22, 2003	$—	$—	$—
Net loss	(1,024)	—	(1,024)

Balance, December 31, 2003	(1,024)	—	(1,024)
Issuance of 13,000,000 founder units	3,000,000	—	3,000,000
Issuance of 7,000,000 additional member units	—	10,500,000	10,500,000
Net loss	(653,999)	(1,525,997)	(2,179,996)

Balance, December 31, 2004	2,344,977	8,974,003	11,318,980
Net income	5,605,702	3,018,455	8,624,157

Balance, December 31, 2005	$7,950,679	$11,992,458	$19,943,137

See accompanying notes to consolidated financial statements.

HAWKEYE HOLDINGS, L.L.C. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the period from October 22, 2003 (Inception) to December 31, 2003 and the years ended December 31, 2004 and 2005

(1)    Nature of Business and Significant Accounting Policies

(a)   Nature of Business

        Hawkeye Holdings, L.L.C., an Iowa Limited Liability Company (Holdings), together with its wholly-owned subsidiary Hawkeye Renewables, LLC, a Delaware Limited Liability Company (collectively, the Company), is a manufacturer primarily engaged in the production and marketing of ethanol. The Company also produces distillers grains, which is a co-product of ethanol production.

        Prior to February 22, 2005, the Company was an operating company known as Iowa Falls Ethanol Plant (IFEP). IFEP was established on October 22, 2003, and was a development stage enterprise until November 2004 when it commenced its planned principal operations. On February 22, 2005, substantially all of the assets and liabilities of IFEP were transferred to Hawkeye Renewables, LLC, then a newly-formed operating company. IFEP was renamed Hawkeye Holdings, L.L.C. Hawkeye Renewables, LLC is a 100% owned consolidated subsidiary of Hawkeye Holdings, L.L.C.

        On December 20, 2005, Hawkeye Renewables, LLC purchased a majority interest in a newly-formed entity, D&W Railroad, LLC (D&W) in exchange for a cash investment of approximately $1,741,000. The minority interest holder in D&W contributed certain property and rail lines to the venture. D&W owns and maintains rail lines that provide access to facilities owned by its members. The results of operations of D&W are included in the consolidated financial statements from the date of the acquisition.

(b)   Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements include the financial statements of Hawkeye Holdings, L.L.C. and its wholly owned subsidiary, Hawkeye Renewables, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash, Restricted Cash and Interest Reserve Escrow

        The Company maintains its cash accounts at three financial institutions. The Company also maintains various money market accounts that are included in cash and allow for, among other things, funding of the Company's regular monthly operations, continued financing of capital expenditures, and debt service funding.

        The Company also maintains an interest reserve escrow account to fund interest payments on the outstanding subordinated notes payable.

        Certain of the Company's cash accounts are restricted and may only be used for permitted purposes pursuant to the Company's existing credit facility and to pay interest on the subordinated notes payable. Accordingly, as of December 31, 2004 and 2005, the Company had restricted cash and escrow balances totalling $2,002,786 and $83,914,462, respectively.

Receivables

        Receivables are carried at the original invoice amount and do not bear interest. The Company periodically evaluates the credit standing of its customers and does not require collateral. Historically the Company has not experienced any significant credit losses. As a result, the Company has determined that an allowance for doubtful accounts is not necessary as of December 31, 2004 and 2005.

        The Company has two customers. The Company's largest customer accounted for 90.1% and 89.1% of total revenues in 2004 and 2005, respectively. The Company's other customer accounted for 9.9% and 10.9% of total revenues in 2004 and 2005, respectively. Amounts due from these two customers comprised 70.7% and 18.6% of total accounts receivable at December 31, 2005.

Inventories

        Inventories are stated at the lower of cost or market (net realizable value). Cost is determined by the first-in, first-out (FIFO) method. At December 31, 2004 and December 31, 2005 inventory consisted of the following:

	December 31,
	2004	2005
Raw materials	$1,006,480	$1,339,693
Work in process	334,979	416,259
Finished goods	257,253	424,326

	$1,598,712	$2,180,278

Property, Plant and Equipment

        Property, plant and equipment is stated at cost. Plant and equipment under capital leases is stated at the present value of minimum lease payments. Depreciation is computed using the straight-line method over the following estimated useful lives beginning from the date the asset is placed in service:

Office equipment	5 years
Machinery and equipment	7–10 years
Buildings	15–40 years

        Plant and equipment held under capital leases is amortized straight line over the shorter of the lease term or estimated useful life of the asset. Amortization of assets held under capital lease is included in depreciation expense.

        Maintenance and repairs are expensed as incurred; significant improvements and betterments, which increase the value or materially extend the life of the related assets, are capitalized.

        The Company capitalizes interest incurred during the period of construction as part of the cost of the constructed asset. Such costs are amortized over the life of the respective asset. Interest capitalized amounted to $3,558,607 in 2004 and $1,924,184 in 2005.

        At December 31, 2004 and 2005, accounts payable included $4,109,002 and $21,813,910, respectively, related to the Company's current construction activities. All such amounts are expected to be paid during 2006.

Impairment of Long-Lived Assets

        In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company has not recognized any impairments of long lived assets during the period from inception through December 31, 2005.

Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets consist of deposits with utility providers and various prepaid expenses.

Debt Issuance Costs

        Debt issuance costs are being amortized over the term of the related debt using a straight-line method of amortization that approximates the effective interest method.

Unearned Revenue

        In October 2004, the Company entered into an economic development agreement with a local governmental agency. Pursuant to this agreement, the governmental agency provides certain funding to the Company, and the Company is required to fulfill certain obligations which, if not fulfilled, could result in the Company being required to repay some or all of the amounts received under the agreement. On an annual basis during the term of the agreement, the Company must certify whether it has met the requirements of the agreement. At December 31, 2005 the Company believes it is in compliance with the agreement.

        Through December 31, 2005, the Company had received payments totaling $1,500,000 under the agreement. The Company recognizes revenue on this agreement on a straight-line basis over the twelve-year life of the agreement. Such revenue is included in miscellaneous income in the consolidated statements of operations. An additional $775,000 is expected to be received under the agreement in installments through December 31, 2007.

Income Taxes

        The Company is treated as a partnership for federal and state income tax purposes, and generally does not incur income taxes. Instead its earnings and losses are included in the income tax returns of its members. Therefore, no provision or liability for federal or state income taxes has been included in these consolidated financial statements.

Revenue Recognition

        Revenues are recorded when all of the following criteria are met: persuasive evidence of an arrangement exists, product has been shipped FOB shipping point, risk of loss has passed to the buyer, the price is fixed and determinable, and collectibility is reasonably assured. Shipping costs billed to customers are included gross in revenue and cost of sales.

Miscellaneous Income

        Substantially all of the approximately $5.0 million of miscellaneous income recorded in the year ended December 31, 2005 was derived through a governmental program established through the United States Department of Agriculture (USDA) that provides cash payments for companies that generate increases in bioenergy production (ethanol) from previous production levels. Such amounts are recorded when the Company's right to the payment is communicated by the USDA.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Derivative Instruments and Hedging Activities

        The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

        Periodically, the Company uses exchange traded options or futures contracts to reduce its exposure to various commodity market risks. As allowed under accounting principles generally accepted in the United States of America, the Company has elected not to adopt hedge accounting for any futures contracts that may otherwise qualify for hedge accounting under SFAS No. 133. Accordingly, any realized or unrealized gain or loss related to these derivative financial instruments is recorded as gain or loss on commodity option transactions in the consolidated statements of operations. The Company realized a net loss of $598,986 on commodity option transactions in 2004, and a gain of $48,866 in 2005.

        The Company uses variable-rate debt to finance its operations. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt. In 2005 the Company entered into an interest rate swap to minimize the impact of interest rate changes on a portion of its outstanding variable rate debt (see note 3). The swap agreement was not designated as a hedge for accounting purposes, therefore, all gains or losses are included in interest expense on the consolidated statements of operations.

        As part of normal business operations the Company enters into corn purchase contracts with local farmers for bushels of corn to be used in the production of ethanol. The Company has not qualified these contracts for the normal purchase/normal sale exception under SFAS No. 133, and accordingly has marked them to market as required under SFAS No. 133, with the change in market value reflected in cost of goods sold. As of December 31, 2004 and 2005, the fair value of these contracts was a liability of $1,018,000 and $585,000, respectively. Also in the normal course of business operations, the Company enters into sales contracts for the future delivery of ethanol and distilled grains. The Company has concluded that these contracts do not meet the definition of a derivative under SFAS No. 133 as there is no mechanism for net settlement. These contracts are shown as commitments in note 7.

Fair Values of Financial Instruments

        Unless otherwise specified, the Company estimates that the reported value of financial instruments approximates their fair value.

Recently Issued Accounting Standards

        In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under SFAS No. 151, such items will be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for the Company for inventory costs incurred on or after January 1, 2006. The adoption of SFAS No. 151 will not have a significant effect on the Company's consolidated financial statements.

        In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS No. 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. SFAS No. 154 will be effective for the Company for all accounting changes and any error corrections occurring after January 1, 2006.

        In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional AssetRetirement Obligations (FIN 47), which requires conditional asset retirement obligations to be recognized if a legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation can be made. FIN 47 also provides guidance as to when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted the provisions of FIN 47 on December 31, 2005. No conditional asset retirement obligations were recognized and, accordingly, the adoption of FIN 47 had no effect on the Company's consolidated financial statements.

(2)    Restatement

        The Company has restated its previously issued financial statements for 2005 and 2004 to correct errors relating to the income statement classification of the amortization and write-off of debt issuance costs, and to correct the presentation in the statement of cash flows of certain purchases of property, plant, and equipment.

        The Company previously classified the amortization and write-off of debt issuance costs as a component of selling, general, and administrative costs. The Company has corrected this presentation to include such costs as a component of interest expense. A portion of the Company's construction in progress was funded by the incurrence of accounts payable and had been included as a cash activity in the consolidated statements of cash flows. Since these portions of construction in progress were not funded by actual cash payments within the respective years, the Company corrected this presentation in the consolidated statements of cashflows by reducing the investing outflows for the purchases of property, plant and equipment and reducing the corresponding change in accounts payable in the operating section of the consolidated statements of cash flows. In addition, the Company added a non- cash activity disclosure to properly reflect the portion of construction in progress funded by the incurrence of accounts payable.

        The original and restated balances for the line items affected by these adjustments are:

	Year ended December 31, 2004 As Reported	Year ended December 31, 2004 As Restated	Year ended December 31, 2005 As Reported	Year ended December 31, 2005 As Restated
STATEMENT OF OPERATIONS
Selling, general, and administrative expenses	1,520,966	1,329,596	$6,757,050	4,279,365
Operating gain (loss)	(1,058,432)	(867,062)	$15,094,179	17,571,864
Interest expense	(673,937)	(865,307)	$(14,863,265)	(17,340,950)
CASH FLOW STATEMENT
Increase (decrease) in accounts payable	6,392,113	2,283,111	$16,969,102	(4,844,808)
Net cash provided by (used in) operating activities	2,013,917	(2,095,085)	$25,864,326	8,159,418
Purchase of property, plant and equipment	(54,128,552)	(50,019,550)	$(101,233,559)	(79,419,649)
Net cash used in investing activities	(55,103,213)	(50,994,211)	$(184,570,608)	(166,865,700)

        These adjustments did not affect the reported amounts of net income or the change in cash for either period.

(3)    Notes Payable

        Notes payable, including the current portion, amounted to $20,947,137 at December 31, 2004 and $185,000,000 at December 31, 2005.

        On February 24, 2005, the Company entered into a $185,000,000 term loan facility to fund the costs of expansion of one ethanol plant and the construction of a second new ethanol plant. The term loan has a seven year term and matures in January 2012. The term loan requires quarterly principal payments starting July 31, 2006. The Company is obligated to apply a portion of the Company's excess cash flow to principal payments in order to meet the schedule of maximum outstanding debt levels. The Company is also subject to various covenants as part of the term loan. At December 31, 2005, the Company was in compliance with these covenants.

        The credit facility bears interest at a six-month LIBOR rate plus 2.875% (6.925% at December 31, 2005). The credit facility is secured by substantially all assets and contains prepayment penalties.

        In order to minimize the impact of interest rate changes, the Company effectively fixed the interest rate on a notional amount of $136,000,000 of the variable debt at 4.205% by entering into an interest rate swap agreement. Under the terms of an interest rate swap, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt on that portion of the debt. As the Company has elected to not apply hedge accounting because the interest rate swap is an economic hedge, changes in the fair value of the interest rate swap are recorded as a component of interest expense. Starting in 2007, the notional amount of the swap is reduced quarterly, such that at the end of the swap agreement on July 31, 2010, the notional amount of the swap will be $36,000,000. The fair value of the swap agreement was an asset of $2,062,701 at December 31, 2005, based on the favorable spread between the locked in fixed rate and the applicable variable rates at December 31, 2005.

        The following is a summary of annual maturities of this obligation as of December 31, 2005, commencing January 1, 2006 and thereafter:

Year ended December 31:
2006	$925,000
2007	1,850,000
2008	1,850,000
2009	1,850,000
2010	1,850,000
Thereafter	176,675,000

185,000,000
Less current portion	925,000

$184,075,000

        In 2004, the Company had entered into a $22,200,000 construction loan facility to fund construction costs related to its original ethanol plant. At December 31, 2004, a total of $20,947,137, including accrued interest, was drawn on the facility. Borrowings under this facility carried interest at LIBOR plus 375 basis points. The credit facilities were secured by substantially all of the Company's assets, contained various restrictive covenants, and provided for prepayment penalties. In February 2005, this loan was converted to a $24,230,000 term loan. This term loan was paid off in conjunction with the Company entering into the $185,000,000 term loan on February 24, 2005. In addition, all remaining unamortized debt issuance costs (totaling approximately $1,000,000) associated with the $24,230,000 term loan were written off upon repayment of the loan in 2005.

(4)    Subordinated Notes Payable

        Subordinated notes payable consist of the following at December 31, 2004 and 2005:

	2004	2005
16% subordinated note payable, due in 2008	$26,477,448	$28,102,198
16% subordinated note payable, due in 2008	—	15,784,515
12% subordinated note payable, due in 2010	—	10,736,277

	$26,477,448	$54,622,990

        The Company has a subordinated note payable at December 31, 2004 and 2005 of $26,477,448 and $28,102,198, respectively, as a result of an agreement dated January 14, 2004. The note is payable to a fund affiliated through common control with a member in Midwest Renewables, LC, a member in the Company. The note bears interest at 16% and the note, along with any unpaid interest is due September 30, 2008. Quarterly interest payments are due in cash at a coupon rate of 10%. The remaining 6% interest is added to the principal balance of the note quarterly. The note contains various covenants, certain prepayment penalties, and becomes mandatorily redeemable upon a change in control of the Company. Upon repayment of the senior indebtedness described in note 3, the Company is obligated to apply a portion of excess cash flow, as defined, to the subordinated note payable. The subordinated note payable is secured by substantially all assets, junior to the senior indebtedness.

        On February 24, 2005, the Company entered into two additional subordinated notes payable arrangements.

        One subordinated note payable has a December 31, 2005 balance of $15,784,515. The note is payable to a fund affiliated through common control with a member in Midwest Renewables, LC, a member in the Company. The note bears interest at 16% and the note, along with any unpaid interest is due September 30, 2008. Quarterly interest payments are due in cash at a coupon rate of 10%. The remaining 6% interest is added to the principal balance of the note quarterly. The note contains various covenants, certain prepayment penalties, and becomes mandatorily redeemable upon a change in control of the Company. Upon repayment of the senior indebtedness described in note 3, the Company is obligated to apply a portion of its excess cash flow, as defined, to the subordinated note payable. The subordinated note payable is secured by substantially all assets, junior to the senior indebtedness.

        A third subordinated note payable has a December 31, 2005 balance of $10,736,277, plus accrued interest of $321,206. The note is payable to a contractor of the Company. The note bears interest at 12%, which is paid quarterly. The note, along with any unpaid interest is due in February 2010. The subordinated note payable is secured by substantially all assets, junior to the senior indebtedness.

        In 2004, an initial deposit of $3,263,000 was made to an interest reserve escrow account, to be used to fund the interest requirements of the initial loan for the first 12 months. At December 31,

2004, the balance in this interest reserve escrow account was $2,002,786. The remaining balance in this account was refunded to the Company in February 2005, as a function of the $185,000,000 refinancing. At that same time, the Company established a new interest escrow with a $10,900,000 deposit, which is used to fund the cash portion of interest payments on the outstanding 16% subordinated notes payable. At December 31, 2005, the remaining balance in this interest reserve escrow account was $7,030,364.

(5)    Capital Leases

        The Company is obligated under three capital leases covering certain machinery and equipment that expire at various times through 2008. At December 31, 2005 the gross amount of machinery and equipment recorded under the capital leases was $463,387.

        Future minimum capital lease payments as of December 31, 2005 are as follows:

Capital lease
Year ending December 31:
2006	$119,559
2007	101,885
2008	1,507

Total minimum lease payments	222,951
Less amount representing interest (rates between 5.5% and 7.5% at December 31, 2005)	18,181

Present value of net minimum capital lease payments	204,770
Less current installments of obligations under capital leases	104,727

Obligations under capital lease, excluding current installments	$100,043

(6)    Members' Equity

        Hawkeye Holdings, L.L.C. was formed on October 22, 2003 to have a perpetual life. Hawkeye Holdings, L.L.C. was initially capitalized by one member who contributed $3,000,000 for 13,000,000 founder units and by additional members who contributed an aggregate of $10,500,000 for 7,000,000 additional member units.

        For the period ending December 31, 2003, all loss was allocated to the founding member. For the period ending December 31, 2004, income and losses were allocated among the members based upon their respective capital contributions, except that, solely for purposes of calculating the percentage, the capital contributions of the founding member are multiplied by 1.5. For the period ending December 31, 2005 and thereafter, income and losses are allocated among the members pro rata based upon their respective member units.

        As specified in Hawkeye Holdings, L.L.C., operating agreement, Hawkeye Holdings, L.L.C., has two classes of membership units. Founding member units were issued upon the initial capitalization of the entity; all other units issued will be additional member units. The entity was authorized to issue up to 13,000,000 founding Member Units and does not have a limitation on the number of additional member units that can be issued. No additional units may be issued without the approval of the holders of at least two-thirds of the issued and outstanding founding member units and of the holders of at least two-thirds of the issued and outstanding additional member units. Founding member and additional member units have equal rights related to matters within their respective classes.

(7)    Commitments and Contingencies

  (a)
  Design Build Contract

    The Company has entered into two design build contracts for the expansion of one ethanol facility and the construction of a second new ethanol facility for an aggregate contract price of approximately $128.0 million. Remaining commitments on these contracts at December 31, 2005 were approximately $61.0 million. The total cost of the projects, including the construction and start-up expenses, is expected to be approximately $155.0 million.

  (b)
  Consulting Contracts

    In October 2003, the Company entered into a management service agreement with an entity affiliated with a member of the Company, effective July 1, 2004 for general management consulting, finance functions, strategic planning and other services as agreed upon. For these services the Company pays an annual management fee of $0.0167 per gallon of ethanol produced payable quarterly in advance commencing July 2004. The agreement has no term, but may be terminated by the management service organization at any time with or without cause upon 30 days' notice, or by either party if substantially all of the assets of the Company are sold or upon dissolution of the Company. The Company paid or accrued $375,000 and $818,111 to the member during the years ended December 31, 2004 and 2005.

    On February 24, 2005, the Company's subsidiary entered into a financial advisory service agreement with an entity affiliated with a member for $12,500 per month. The Company paid or accrued $112,500 to the member during the year ended December 31, 2005.

    On August 11, 2004, the Company entered into a plant operation agreement with an unrelated entity in the business of managing and operating ethanol production facilities, to provide certain services in connection with the production process and operation of the Iowa Falls Plant. The initial term of this agreement is thirty months from the effective date, or through February 11, 2007. Early termination options are available to both parties based on specific facts and circumstances. As part of the agreement, the Company pays an annual management fee of $225,000, payable in advance in equal monthly installments of $14,583. Payments of $82,796 and $160,687 have been expensed as management fees during the years ended December 31, 2004 and 2005, respectively.

    The Company also pays this entity an annual bonus based upon each gallon of denatured ethanol produced at the plant in excess of a specified number of gallons per year, for each year during the term of the agreement, including any partial years once production begins. This bonus is due and payable quarterly. The Company had not accrued any amount for this bonus at December 31, 2004 and had accrued $49,523 for this bonus at December 31, 2005.

    Finally, an additional bonus is available of $40,000, for any and all six-month periods in which the Plant produces a specified number of gallons or more of denatured ethanol during the term of the agreement. The first six-month period commenced on the date the plant began grinding corn for production of ethanol. The Company had not accrued any amount for this bonus at December 31, 2004 and had accrued $46,667 for this bonus at December 31, 2005.

    On November 19, 2004, the Company entered into a plant operation agreement with an unrelated entity in the business of managing and operating ethanol production facilities, to provide certain services in connection with the production process and operation of the Fairbank Plant. The initial term of this agreement is thirty months from the effective date, or through May 9, 2007. Early termination options are available to both parties based on specific facts and circumstances. As part of the agreement, the Company pays an annual management fee of $225,000, payable in advance in equal monthly installments of $18,750. No payments have been expensed as management fees during the years ended December 31, 2005 and 2006.

    The Company also pays this entity an annual bonus based upon each gallon of denatured ethanol produced at the plant in excess of a specified number of gallons per year, for each year during the term of the agreement, including any partial years once production begins. This bonus shall be due and payable quarterly. The Company accrued $0 for this bonus at December 31, 2005, as this plant has not yet commenced production.

  (c)
  Purchase Commitments

    At December 31, 2005, the Company had outstanding contracts with various vendors to purchase approximately 5,072,000 bushels of corn for delivery through November 2006. This normal course of business purchase commitment had a value of approximately $10,318,000, based on published futures prices of corn for the periods of delivery.

    The Company has committed to purchase electricity for the Iowa Falls plant from an electric provider under a 10 year contract that ends in 2014. The company has a second contract to provide the electricity for the Fairbank plant from a different electric provider under a three year contract. Both contracts have market based prices but require the Company to reimburse the vendor for the cost of their substation equipment if the contract is terminated early.

  (d)
  Sales Commitments

    At December 31, 2005, the Company has commitments to sell approximately 91,602,000 gallons of ethanol to one customer at an average price of $1.75 per gallon for delivery through December 2006 and approximately 70,000 tons of distillers grains to another customer with expected sales of approximately $4,720,000 for delivery through September 2006.

  (e)
  Environmental Liabilities

    The Company's operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdiction in which it operates. These laws require the Company to investigate and remediate the effects of the release or disposal of material at its locations. Accordingly, the Company has adopted policies, practices, and procedures in the areas of pollution control, occupational health, and the production, handling, storage, and use of hazardous materials to prevent environmental or other damage, and to limit the financial liability which could result from such events. Environmental liabilities are recorded when the Company's liability is probable and the costs can be reasonably estimated. No such liabilities were recorded at December 31, 2004 or 2005.

  (f)
  Utility Commitments

    The Company has committed to purchase electricity for the Iowa Falls plant from an electric provider under a 10 year contract that ends in 2014. The company has a second contract to provide the electricity for the Fairbank plant from a different electric provider under a three year contract. Both contracts have market based prices but require the Company to reimburse the vendor for the cost of their substation equipment if the contract is terminated early.

  (g)
  Rail Car Subleases

    The Company accounts for the arrangements under which it has access to 500 rail cars leased by its ethanol broker as subleases. The term of the subleases ranges from three to nine years. At June 30, 2006, the annual sublease payment required during the sublease term for the rail cars is approximately $3.4 million. The Company is accounting for the sublease as an operating lease and includes the lease payments in the cost of goods sold.

(8)    Customer Concentration

        All of the Company's sales for the years ended December 31, 2004 and 2005 and all of the accounts receivable balance outstanding at December 31, 2004 and 2005 are with two customers.

(9)    Segment Information

        The Company operates in one business segment, the dry milling of corn to produce ethanol, and therefore does not report operating income (loss), identifiable assets and/or other resources related to business segments. All of the Company's revenues are derived from sales to customers located in the United States.

(10)    Proposed Transactions (Unaudited)

        On May 11, 2006, a number of investment vehicles affiliated with Thomas H. Lee Partners, L.P., entered into a membership interest purchase agreement with Hawkeye Holdings, L.L.C., Hawkeye Renewables, LLC and THL–Hawkeye Acquisition LLC. The Purchase Agreement provides for a series of transactions that, if consummated, will result in THL Partners purchasing from Hawkeye Holdings,

L.L.C. an approximate 80% preferred and common equity interest in the business, with Hawkeye Holdings, L.L.C. retaining an approximate 20% preferred and common equity interest, in each case before dilution for restricted equity issued to our senior management.

        Pursuant to the membership interest purchase agreement, THL Partners agreed to acquire an approximate 80% interest in the Company in a transaction that valued the business at approximately $1.0 billion. The membership interest purchase agreement contains customary representations and warranties including representations and warranties regarding organization, authorization, non-contravention, governmental consents, financial statements, absence of certain changes, no undisclosed material liabilities, material contracts, compliance with laws and court orders, litigation, title to real property, intellectual property rights, licenses and permits, tax matters, employee plans, environmental compliance and brokers. THL Partners' right to obtain indemnification from Hawkeye Holdings, L.L.C. for any breach of these representations and warranties generally is limited to an aggregate amount of losses in excess of $12.5 million, subject to a cap of $60.0 million. The indemnity agreement expires, other than with respect to limited matters, one year after the closing date.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Hawkeye Holdings Inc.

        We have audited the accompanying balance sheet of Hawkeye Holdings Inc. as of May 26, 2006. This financial statement is the responsibility of Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

        In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Hawkeye Holdings Inc. as of May 26, 2006 in conformity with U.S. generally accepted accounting principles.

Des Moines, Iowa
May 30, 2006

HAWKEYE HOLDINGS INC.
Balance Sheet (note 1)
May 26, 2006

Assets
Cash	$—
Prepaid expenses (note 2)	83,650

Total assets	$83,650

Liabilities and Stockholder's Equity
Liabilities:
Amount payable to stockholder (note 3)	$82,650
Stockholder's equity
Common stock subscribed	1
Additional paid-in capital	999

Total stockholder's equity	1,000

Total liabilities and stockholder's equity	$83,650

See accompanying notes to financial statement.

HAWKEYE HOLDINGS INC.
Notes to Financial Statement
May 26, 2006

(1)   Organization

        Hawkeye Holdings Inc. (the Company) was formed on May 23, 2006 for purposes of effecting a transaction in which several investment funds affiliated with Thomas H. Lee Partners L.P. will acquire an approximate 80% interest in the business operated by a wholly-owned limited liability company subsidiary of the Company's sole stockholder, Hawkeye Holdings, L.L.C.

(2)   Prepaid Expenses

        Represents filing fees paid to the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. in connection with a proposed initial public offering.

(3)   Amount Payable to Stockholder

        Amount payable to stockholder represents amounts due to reimburse the stockholder, in part, for amounts advanced to the Company to pay the filing fees as discussed in Note 2.

Until             , 2006 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee and the NASD filing fee.

Amount to be Paid
SEC registration fee	$55,960
NASD filing fee	$52,799
New York Stock Exchange listing fee
Printing and engraving expenses
Blue sky qualification fees and expenses
Accounting fees and expenses
Legal fees and expenses
Transfer agent and registrar fees
Miscellaneous expenses

Total

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant's certificate of incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transactions from which the director derived an improper personal benefit. The Registrant's certificate of incorporation provides for such limitation of liability.

The Registrant intends to obtain standard policies of insurance under which coverage will be provided (i) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (ii) to the Registrant with respect to payments which may be made by the Registrant to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

Item 15. Recent Sales of Unregistered Securities

Hawkeye Holdings, L.L.C. was formed in October 2003. Since the date of our formation, we have issued the following securities that were not registered under the Securities Act:

(1)    On October 22, 2003, we issued 100% of our membership interests, or 13,000,000 founder units, to a single investor in connection with the formation of our company in exchange for a capital contribution of $3,000,000.

(2)    On February 18, 2005 we issued an aggregate of 7,000,000 additional membership units to additional investors in exchange for various capital contributions totalling $10,500,000.

Each of the transactions above was exempt from registration under the Securities Act by virtue of Section 4(2) thereof as a transaction not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Number	Description
1.1	Underwriting Agreement**
3.1	Certificate of Incorporation*
3.2	Bylaws*
10.1	Ethanol Purchase and Supply Agreement by and between Iowa Falls Ethanol Plant, L.L.C. and Eco-Energy, Inc., dated as of November 15, 2004 (Iowa Falls Plant and Expansion Plant)***
10.2	Ethanol Purchase and Supply Agreement by and between Iowa Falls Ethanol Plant, L.L.C. and Eco-Energy, Inc., dated as of November 15, 2004 (Fairbank Plant)***
10.3	Restated Distiller's Grains Marketing Agreement by and between Hawkeye Renewables, LLC and United Bio Energy Ingredients, LLC, dated July 7, 2006 (Iowa Falls and Expansion)***
10.4	Restated Distiller's Grains Marketing Agreement by and between Hawkeye Renewables, LLC and United Bio Energy Ingredients, LLC, dated July 7, 2006 (Fairbank)***
10.5	Membership Interest Purchase Agreement by and among Hawkeye Holdings, L.L.C., Hawkeye Renewables, LLC, THL-Hawkeye Acquisition LLC, THL Hawkeye Acquisition Partners, THL Hawkeye Acquisition Partners II, and THL Hawkeye Acquisition Partners III dated as of May 11, 2006***
10.6	Hawkeye Intermediate, LLC Limited Liability Company Agreement
10.7	Form of Securityholders Agreement
10.8	THL Management Agreement
10.9	Restricted Unit Agreement dated as of June 30, 2006, between Hawkeye Intermediate, LLC, Hawkeye Holdings Inc., and Timothy Callahan*
10.10	Restricted Unit Agreement dated as of June 30, 2006, between Hawkeye Intermediate, LLC, Hawkeye Holdings Inc., and Bruce Rastetter*
10.11	Restricted Unit Agreement dated as of June 30, 2006, between Hawkeye Intermediate, LLC, Hawkeye Holdings Inc., and J.D. Schlieman*
10.12	Executive Employment and Non-Competition Agreement (Timothy Callahan)*
10.13	Executive Employment and Non-Competition Agreement (Bruce Rastetter)*
10.14	Executive Employment and Non-Competition Agreement (J.D. Schlieman)*
10.15	Form of Tax Receivable Agreement

10.16	Limited Liability Company Agreement of D&W Railroad, LLC dated as of December 20, 2005
10.17	First Lien Credit Agreement dated as of June 30, 2006, among Hawkeye Intermediate, LLC, THL—Hawkeye Acquisition LLC (to be merged with and into Hawkeye Renewables, LLC), the Lenders Party Hereto and Credit Suisse, as Administrative Agent and Collateral Agent. Credit Suisse Securities (USA) LLC and Banc of America Securities LLC, as Joint Lead Arrangers and Joint Bookrunners and Goldman Sachs Credit Partners L.P. as Joint Bookrunner
10.18	Second Lien Credit Agreement dated as of June 30, 2006, among Hawkeye Intermediate, LLC, THL—Hawkeye Acquisition LLC (to be merged with and into Hawkeye Renewables, LLC), the Lenders Party Hereto and Credit Suisse, as Administrative Agent and Collateral Agent. Credit Suisse Securities (USA) LLC and Banc of America Securities LLC, as Joint Lead Arrangers and Joint Bookrunners and Goldman Sachs Credit Partners L.P. as Joint Bookrunner
10.19	2006 Stock Incentive Plan
10.20	Hawkeye Intermediate, LLC Unit Option Plan
10.21	Hawkeye Intermediate, LLC Unit Option Plan Option Agreement
23.1	Consent of Independent Registered Public Accounting Firm
99.1	Consent to be Named Director Nominee of Thomas M. Hagerty
99.2	Consent to be Named Director Nominee of Robert S. Kaplan
99.3	Consent to be Named Director Nominee of Andrew M. Leitch
99.4	Consent to be Named Director Nominee of Joshua M. Nelson
99.5	Consent to be Named Director Nominee of Soren L. Oberg
99.6	Consent to be Named Director Nominee of Scott M. Sperling
*
Previously filed

**
Will be filed in an amendment

***
Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

Item 17. Undertakings

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, Hawkeye Holdings Inc. has duly caused this Amendment No. 2 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Iowa Falls, State of Iowa, on the 9th day of August, 2006.

HAWKEYE HOLDINGS INC.
By:	/s/ BRUCE RASTETTER

        Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ BRUCE RASTETTER Bruce Rastetter	Chief Executive Officer and Director	August 9, 2006
/s/ J.D. SCHLIEMAN J.D. Schlieman	President and Chief Financial Officer and Director	August 9, 2006
* Todd Steen	Chief Accounting Officer and Controller	August 9, 2006

*
The undersigned does hereby sign this registration statement on behalf of the above-indicated director or officer of Hawkeye Holdings Inc. pursuant to a power of attorney executed by such officer or director.

By:	/s/ J.D. SCHLIEMAN
Name:	J.D. Schlieman Attorney in fact

EXHIBIT INDEX

Number	Description
10.1	Ethanol Purchase and Supply Agreement by and between Iowa Falls Ethanol Plant, L.L.C. and Eco-Energy, Inc., dated as of November 15, 2004 (Iowa Falls Plant and Expansion Plant)***
10.2	Ethanol Purchase and Supply Agreement by and between Iowa Falls Ethanol Plant, L.L.C. and Eco-Energy, Inc., dated as of November 15, 2004 (Fairbank Plant)***
10.3	Restated Distiller's Grains Marketing Agreement by and between Hawkeye Renewables, LLC and United Bio Energy Ingredients, LLC, dated July 7, 2006 (Iowa Falls and Expansion)***
10.4	Restated Distiller's Grains Marketing Agreement by and between Hawkeye Renewables, LLC and United Bio Energy Ingredients, LLC, dated July 7, 2006 (Fairbank)***
10.5	Membership Interest Purchase Agreement by and among Hawkeye Holdings, L.L.C., Hawkeye Renewables, LLC, THL-Hawkeye Acquisition LLC, THL Hawkeye Acquisition Partners, THL Hawkeye Acquisition Partners II, and THL Hawkeye Acquisition Partners III dated as of May 11, 2006***
10.6	Hawkeye Intermediate, LLC Limited Liability Company Agreement
10.7	Form of Securityholders Agreement
10.8	THL Management Agreement
10.15	Form of Tax Receivable Agreement
10.16	Limited Liability Company Agreement of D&W Railroad, LLC dated as of December 20, 2005
10.17	First Lien Credit Agreement dated as of June, 30, 2006, among Hawkeye Intermediate, LLC, THL—Hawkeye Acquisition LLC (to be merged with and into Hawkeye Renewables, LLC), the Lenders Party Hereto and Credit Suisse, as Administrative Agent and Collateral Agent. Credit Suisse Securities (USA) LLC and Banc of America Securities LLC, as Joint Lead Arrangers and Joint Bookrunners and Goldman Sachs Credit Partners L.P. as Joint Bookrunner
10.18	Second Lien Credit Agreement dated as of June, 30, 2006, among Hawkeye Intermediate, LLC, THL—Hawkeye Acquisition LLC (to be merged with and into Hawkeye Renewables, LLC), the Lenders Party Hereto and Credit Suisse, as Administrative Agent and Collateral Agent. Credit Suisse Securities (USA) LLC and Banc of America Securities LLC, as Joint Lead Arrangers and Joint Bookrunners and Goldman Sachs Credit Partners L.P. as Joint Bookrunner
10.19	2006 Stock Incentive Plan
10.20	Hawkeye Intermediate, LLC Unit Option Plan
10.21	Hawkeye Intermediate, LLC Unit Option Plan Option Agreement
23.1	Consent of Independent Registered Public Accounting Firm
99.1	Consent to be Named Director Nominee of Thomas M. Hagerty
99.2	Consent to be Named Director Nominee of Robert S. Kaplan
99.3	Consent to be Named Director Nominee of Andrew M. Leitch
99.4	Consent to be Named Director Nominee of Joshua M. Nelson
99.5	Consent to be Named Director Nominee of Soren L. Oberg
99.6	Consent to be Named Director Nominee of Scott M. Sperling

***
Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Offering
Summary Historical and Pro Forma Consolidated Financial Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY AND MARKET DATA
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
Hawkeye Holdings Inc. Unaudited Pro Forma Consolidated Balance Sheet As of June 30, 2006
Hawkeye Holdings Inc. Notes to the Unaudited Pro Forma Consolidated Balance Sheet
Hawkeye Holdings Inc. Unaudited Pro Forma Consolidated Statement of Operations For the year ended December 31, 2005
Hawkeye Holdings Inc. Unaudited Pro Forma Consolidated Statement of Operations For the six months ended June 30, 2006
Hawkeye Holdings Inc. Notes to the Unaudited Pro Forma Consolidated Statement of Operations
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Ethanol Prices $/Gallon (January 2000 - July 2006)
Corn $/Bushel (January 2000 - July 2006)
Natural Gas $/MMBTU (January 2000 - July 2006)
Crush Spread $/Gallon (January 2000 - July 2006)
INDUSTRY OUTLOOK
BUSINESS
MANAGEMENT
Summary Compensation Table
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
HAWKEYE INTERMEDIATE, LLC AND SUBSIDIARY Unaudited Condensed Consolidated Statements of Operations
HAWKEYE INTERMEDIATE, LLC AND SUBSIDIARY Unaudited Condensed Consolidated Balance Sheets
HAWKEYE INTERMEDIATE, LLC AND SUBSIDIARY Unaudited Condensed Consolidated Statements of Cash Flows (Restated)
HAWKEYE INTERMEDIATE, LLC AND SUBSIDIARY Unaudited Condensed Consolidated Statements of Changes in Members' Equity For the six months ended June 30, 2005 and June 30, 2006
HAWKEYE INTERMEDIATE, LLC AND SUBSIDIARY Notes to Unaudited Condensed Consolidated Financial Statements For the six months ended June 30, 2005 and 2006
Report of Independent Registered Public Accounting Firm
HAWKEYE HOLDINGS, L.L.C. AND SUBSIDIARY Consolidated Statements of Operations
HAWKEYE HOLDINGS, L.L.C. AND SUBSIDIARY Consolidated Balance Sheets
HAWKEYE HOLDINGS, L.L.C. AND SUBSIDIARY Consolidated Statements of Cash Flows
HAWKEYE HOLDINGS, L.L.C. AND SUBSIDIARY Consolidated Statements of Changes in Members' Equity For period from October 22, 2003 (Inception) to December 31, 2003 and the years ended December 31, 2004 and 2005
HAWKEYE HOLDINGS, L.L.C. AND SUBSIDIARY Notes to Consolidated Financial Statements For the period from October 22, 2003 (Inception) to December 31, 2003 and the years ended December 31, 2004 and 2005
Report of Independent Registered Public Accounting Firm
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX